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INDEX TO FINANCIAL STATEMENTS

Draft Registration Statement No. 2, as confidentially submitted to the Securities and Exchange Commission on September 27, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SendGrid, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	27-0554600 (I.R.S. Employer Identification Number)

1801 California Street, Suite 500
Denver, CO 80202
(888) 985-7363
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Sameer Dholakia
Chief Executive Officer
1801 California Street, Suite 500
Denver, CO 80202
(888) 985-7363
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Michael L. Platt Eric C. Jensen Matthew P. Dubofsky Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	Michael Tognetti General Counsel SendGrid, Inc. 1801 California Street, Suite 500 Denver, CO 80202 (888) 985-7363	Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                   , 2017

                         Shares

COMMON STOCK

SendGrid, Inc. is offering                             shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share.

We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol "SEND."

We are an "emerging growth company" as defined under the federal securities laws. Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to SendGrid
Per Share	$	$	$
Total	$	$	$

(1)
See "Underwriters" for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                           , 2017.

Morgan Stanley	J.P. Morgan

William Blair	KeyBanc Capital Markets	Piper Jaffray	Stifel

                           , 2017

SendGrid

Powering Email for Developers and Marketers

From: Uber Receipts
Your Friday evening trip with Uber
UBER
$3.89
From: Spotify
New music from & more artists you love: listen now in Release Radar
Spotify
From: Airbnb
airbnb
This week's best of Airbnb
People from all over the world are hoping to live in these homes. Are any of them on your Wish List?
See more homes

Digital Communications Platform for...

- Shipping Notifications
- Password Resets
- Purchase Receipts
- Reservation Confirmations
- Social Media Notifications
- Account Alerts
- Promotional Emails
- Targeted Marketing
- Email Newsletters

1 Trillion Emails Processed
35 billion processed per month[1]

55,000+
Customers[2]

>50% of the World's Email Addresses
Receive mail from SendGrid[3]

Notes
1. Based on a per month average of 210 billion emails processed in the first six months of 2017
2. As of June 30, 2017
3. Source: SendGrid information for number of unique email addresses to which SendGrid sent email during the 12-month period ended June 30, 2017. 2017 Radicati Group Report for estimated number of email users worldwide and estimated average number of email accounts per email user.

The Digital World Revolves Around Email

HOME • DÉCOR • GIFTS
BOOKS • MARKET • EATERIES
SALAD • WRAP • SOUP
Thank you for choosing us
Hello Steve,
Thank you for your recent booking. We look forward to...
Booking.com
New Music from The Black Keys
Fresh tracks by your favorite artists are now available on Spotify. You can hear them on your Release Radar.
Spotify
Confirmation number
Hello Natalie,
Congratulations on successfully booking your Sedan Hatch Wagon Van for October 12 – 30, 2017.
Hertz
Rewards
Hi John,
Exciting news! Starting November 1, 2017 your benefits include:
•5% back in rewards on everything
•Free Shipping
STAPLES
Check Account Statements
Dear Mr Phelps,
Attached is your electronic statement for the month of October.
intuit
Find the best of local!
Need a great recommendation? We've got over 100 million, all written by locals like you.
yelp
ebay
Congratulations, It's all yours!
Hi Marsha,
We hope you enjoy your eBay Business All-in-One Hardcover book by Marsha Collier. The next step is to pay.
Deloitte.
Tax Season Is Coming
Dear Roger,
With tax season fast approaching we'd like to remind you of our expert tax advisory team
M&S
Welcome to M&S
Dear Miss Birch,
Thanks for registering with Marks & Spencer. You have registered the following email addresses with us:
UBER
Free Uber Ride!
Hi Steve,
Use the promo code and receive a free ride up to $20 on BLACK car service in San Francisco airbnb
Reset your Password
Hi Dale,
We've received a request to reset your password. If you didn't make this request, just ignore this email. Otherwise, you can reset your password using this link:
SendGrid

        Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

        Until                    , 2017 (25 days after the commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Unless the content otherwise requires, the terms "SendGrid," "company," "our," "us," and "we" in this prospectus refer to SendGrid, Inc. and where appropriate our consolidated subsidiaries.

 SENDGRID, INC.

Overview

        We are a leading digital communication platform, enabling businesses to engage with their customers via email reliably, effectively and at scale. Our cloud-based platform allows for frictionless adoption and immediate value creation for businesses, providing their developers and marketers with the tools to seamlessly and effectively reach their customers using email. Since our inception we have processed more than one trillion emails.

        Increasingly, today's transactions are digital. They happen online and are often automatic and recurring. Consumers want a seamless experience and have come to expect that their online activity will be recorded in their email inbox. Email serves as the system of record for a consumer's digital life, delivering purchase receipts, shipping notifications, account information, social media updates, reservations and website login data. Email is the primary communication channel in the digital world, with an estimated 125 billion commercial emails sent every day, according to a 2017 Radicati Group report. Email is also a trusted marketing tool for businesses. An email-based promotion can reach the right user at the right time, with a high degree of certainty that the user will see it. According to The Inbox Report 2017, in 2016 nearly 80% of Americans checked their email daily. According to a 2015 Direct Marketing Association report, email demonstrated the highest return on investment among all forms of digital communication, generating $38 in revenue for every $1 invested.

        While email offers a compelling value proposition for businesses, effective email delivery at scale is complex and difficult. Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, evaluate incoming email and block the delivery of harmful or unwanted email. However, these filters can also prevent the delivery of wanted email. According to a 2017 Return Path report, only 80% of wanted email reached its intended recipient. To manage email delivery on their own, businesses must understand the complexities associated with both sending millions or billions of transactional and marketing emails and the unique dynamics of numerous inbox service providers. Dedicated servers and databases, domain expertise, continuous monitoring of email protocols, and a team of people are all necessary to maintain a robust internally-developed email communications system. The use of developer resources in this effort can reduce businesses' investment in product innovation and other priorities. Without an effective, easy to use system, marketers seeking to reach customers via email can also expend significant time and resources without accomplishing their marketing goals.

        SendGrid was founded by developers who were frustrated with their own experiences in managing email delivery. They wanted to build a system "that just worked" for developers and allowed them to focus on strategic business activities. They developed a robust technology platform incorporating their domain expertise and created an application programming interface, or API, that allowed for easy integration by businesses. We built our business model around serving the developer, including self-service adoption and a frictionless user experience. We have extended this platform over time to serve the similar email delivery needs of marketers.

        We offer our customers three services: our Email API; Marketing Campaigns; and Expert Services. Our Email API service allows developers to use our API in their preferred development framework to leverage our platform to add email functionality to their applications within minutes. This service enables businesses to send thousands or billions of emails, all with the same high level of service and reliability, and incorporates proprietary technology and domain expertise to significantly improve deliverability rates. Our Marketing Campaigns service allows marketers to upload and manage customer contact lists, create and test email templates, and then execute and analyze multi-faceted email campaigns that engage customers and drive growth. Our Expert Services help businesses further optimize their email delivery. With our platform, businesses can achieve industry leading email deliverability that translates into higher brand engagement with their customers.

        Our category leadership, self-service model and company culture have enabled us to attract and retain customers and employees, and continue to develop innovative solutions for email delivery. We deliver our services through a self-service cloud-based subscription model, where businesses primarily sign up for our services through our website. We offer transparent and affordable pricing, generally on a per month basis by volume of email and typically paid by credit card. In addition, we have robust documentation for onboarding and ongoing usage. This self-service delivery model has enabled us to rapidly attract customers while operating our business efficiently.

        Businesses of all sizes and across industries depend on our digital communication platform. As of June 30, 2017, we had over 55,000 customers globally, an increase of 38% year over year. We believe a relatively small number of businesses have more than one unique paying account with us, and we count each of these accounts as a separate customer. While we serve large enterprises, we primarily serve small and midmarket businesses, or SMBs, that rely on email to power their businesses and are rapidly adopting cloud services. Our self-service model has allowed us to efficiently acquire SMB customers that historically have not been a focus for companies that depend on large enterprise sales forces. Our robust platform and the increasing breadth of our services allow us to scale with our customers as they grow.

        We have achieved significant growth in recent periods. For 2014, 2015, 2016 and the six months ended June 30, 2017:

  •
  our total revenue was $42.8 million, $58.5 million, $79.9 million, and $51.8 million, respectively;

  •
  our net loss was $13.0 million, $5.9 million, $3.9 million, and $3.1 million, respectively;

  •
  our adjusted net income (loss) was $(12.2) million, $(4.5) million, $(1.4) million, and $0.6 million, respectively;

  •
  our net cash flows from operating activities were $(9.6) million, $1.2 million, $9.7 million, and $5.1 million, respectively; and

  •
  our free cash flow was $(13.6) million, $(4.0) million, $(2.5) million, and $(0.9) million, respectively.

        See "Selected Consolidated Financial Data" for more information on our adjusted net income (loss) and free cash flow and a reconciliation to net income (loss) and net cash flows from operating activities, respectively.

Industry Trends

  Email Is the Primary Commercial Communications Channel in the Digital World

        Businesses increasingly interact with their customers through digital channels. Many emerging businesses are digital first. They primarily engage with customers through online and mobile channels. Customers of these businesses rarely interact with sales people, collect paper receipts, track orders over the phone or mail in their bills. These customers depend on automatic email notification of their transactions and rely on email as their system of record for their transactions.

        Businesses engage with their customers through email because they can reach a wide audience and personalize interactions, while trusting emails will reach their target recipients. Businesses now analyze demographic information, buying behavior and preferences generated by the digital footprints of consumers in order to create unique digital experiences. These dynamics have created the opportunity for more frequent customer engagement through more personalized, targeted marketing.

  Email Is Highly Effective at Driving Customer Engagement and Revenue

        Email accounts are widespread and each is personal to its owner and consistent across time, making email a highly effective method of communication between businesses and consumers. Many individuals change their home address more frequently than their email address. Furthermore:

  •
  The number of email users worldwide will exceed 3.7 billion in 2017 (source: Radicati Group 2017 report).

  •
  The estimated average number of email accounts per email user in 2017 was 1.7 (source: Radicati Group 2017 report).

  •
  67% of consumers between the ages of 13-50 believe that email is essential to their lives and 74% said email is their preferred communication method with companies (source: 2017 SendGrid commissioned report).

        Marketers rely on email because it is effective at driving revenue.

  •
  The median return on investment for email marketing is nearly five times higher than the median return on investment for social media marketing (source: eMarketer 2016).

  •
  Email generates $38 in revenue for every $1 spent on email marketing (source: Direct Marketing Association 2015).

  Effective Email Delivery Is Difficult

        While email offers a compelling value proposition, businesses struggle to achieve effective email delivery due to a number of factors.

  The Email Recipient's Side

        Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, use sophisticated filters to analyze incoming email and prevent the delivery of harmful or unwanted email, often blocking wanted email as well. The cost of delivery failure includes not only the infrastructure expense associated with processing the email, but more importantly, the lost revenue for a business from a new or existing customer.

  The Email Sender's Side

        Maintaining an email delivery system is complex. Domain expertise, dedicated resources and the need to satisfy complex technical requirements are all required to operate an effective email delivery system, particularly at scale.

        To deliver email at scale, businesses need expertise and dedicated resources. The complexities of email delivery include building and maintaining a sender reputation and navigating that reputation across inbox service providers, spam houses, blacklist managers and industry watchdogs. Email delivery at scale also requires dedicated infrastructure and management of contact lists as well as an understanding of protocols to communicate with the recipient servers.

  Businesses Are Adopting Cloud Services to Reduce Complexity and Focus on Core Functions

        Technological innovation has enabled businesses to improve efficiency, but it has also lowered barriers to entry. Businesses of all sizes must adapt quickly to changing market needs in order to grow and compete. As a result, businesses are turning to cloud services to manage complex and costly parts of their IT infrastructure and operations. Cloud services can seamlessly provide many of the critical, but non-core, components for a business, allowing it to maximize the value of internal resources by focusing on its core differentiating competencies.

  Frictionless, Self-Service Models Are Driving High Adoption of Cloud Services

        The ease of cloud service delivery is driving a move from multi-million-dollar capital purchases of on-premises IT infrastructure to recurring lower-cost subscriptions for cloud services. This change has increased the influence of line of business owners, developers and marketers in technology purchasing decisions compared to a traditional CIO-led purchasing process. With cloud services, developers and marketers exert greater control over how they allocate their resources.

  Businesses Need to Effectively and Efficiently Send Wanted Email at Scale

        Email is critical to building and growing customer relationships but requires significant resources and expertise to manage the complex underlying infrastructure. The developers and marketers who are driving purchasing decisions of cloud services need a transactional and marketing email solution that possesses the following characteristics:

  •
  Reliability: continuous uptime to send secure emails at any time

  •
  Effectiveness: high delivery rates and high consumer engagement

  •
  Scalability: ability to send billions of emails across a range of customer use cases, with the same level of effectiveness

  •
  Ease of Adoption and Integration: self-service onboarding and integration

  •
  Affordability: lower, predictable cost versus an internal system and accessible to businesses of all sizes

  •
  Platform Extensibility: integrated transactional and marketing email capabilities

  •
  Services and Support: expert help to obtain desired outcomes and enhance email marketing capabilities

Our Market Opportunity

        Businesses of all sizes and across industries use email to communicate with customers and can benefit from an easy to use, highly effective email service. While we have customers of various sizes, the majority of our customers today are SMBs that are digital first and rely on cloud services to operate their businesses.

        We estimate our total addressable market for both transactional and marketing emails was $11 billion in 2016. See the sections titled "Market and Industry Data" and "Business—Our Market Opportunity."

Benefits of Our Solution

        Key benefits of our solution include:

  Platform Reliability

        Businesses rely on our platform to power their customer email communications. We utilize a robust global infrastructure that includes multiple co-located data centers and public cloud resources to host our platform. In 2016, our platform was available for our customers to send email 99.995% of the time.

  Proprietary Technology and Domain Expertise Enables Effective Email Delivery

        We significantly improve email deliverability through embedded intellectual property in our platform and industry-leading domain expertise. Our platform is designed to operate at scale across multiple inbox service providers. In the first six months of 2017, we estimate that we achieved a delivery rate of 94%, as compared to a general delivery rate for wanted email of 80% for the 12-month period ended June 30, 2017, as reported by Return Path in 2017. Our delivery rates for 2014, 2015 and 2016 were consistent with our delivery rate for the first six months of 2017. We also offer Expert Services to help our customers achieve the best outcomes for their individual needs.

  Ability to Scale With Customers As They Grow

        Our communication platform provides the same high-quality service to a wide range of businesses, from startups to large enterprises that send significant email volumes. Our Email API service starts with entry-level pricing that supports up to 40,000 emails per month and scales up from there. Our largest customers send more than one billion emails per month.

  Frictionless Adoption for Developers and Marketers

        We make it easy for developers and marketers to adopt our platform using a self-service model. We provide a flexible API setup to easily add email functionality to their applications, as well as comprehensive documentation to help developers write code in their preferred development framework. We have a community of over 2.5 million active users that serves as a resource for questions about our platform. Once a business is using our API for transactional email delivery, it is simple for that business to also use our platform for promotional and personalized email marketing.

  Affordable and Accessible to Businesses of All Sizes

        We offer our Email API service as a monthly subscription, with pricing based on email volume. Businesses can tailor the use of our services for their individual needs, without the need to commit to expensive, multi-year contracts. Our cloud-based services generally provide significant cost savings compared to an internally-developed system and free up internal resources for other tasks.

  Extensible Communications Platform

        Our platform incorporates extensible technology that allows our customers to expand their use cases to improve their customer communications. Our customers benefit from having a single platform for transactional and marketing email, enabling them to manage their customer contact data in a single place, leverage universal design templates and testing systems, and ensure high email deliverability.

Competitive Strengths

        Our competitive strengths include:

  Easy to Adopt, Self-Service Model

        Our Email API and Marketing Campaigns services are designed to be accessed from our website and immediately useable. By reducing the friction that typically accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more customers to try, buy and derive value from our platform. Our self-service model has allowed us to grow our customer base while avoiding the expensive customer acquisition costs typical of high-touch enterprise sales models.

  Market Leadership in Email Service with Strong Brand Association

        We pioneered the market for a cloud-based email API service and continue to invest significant resources to extend our technology leadership and brand awareness in our industry. We believe that the SendGrid brand has become synonymous with email delivery and is recognized as the industry standard for scalability, reliability and deliverability.

  Significant Domain Expertise Around Email

        We have processed over one trillion emails since inception, including over 210 billion emails in the first six months of 2017. We have longstanding relationships and integrations with all major inbox service providers and email industry organizations. These relationships provide us with real-time intelligence and performance feedback that enable us to optimize the deliverability of the emails that we send and anticipate changes in email handling policies.

  Large, Growing and Happy Global Customer Base

        As of June 30, 2017, we had over 55,000 customers globally. Our broad customer base provides us with insight into digital communication trends and activity and results in word-of-mouth recognition that drives traffic to our website.

  Proven and Well-Regarded Leadership Team

        Our senior leadership team has a strong record of success of starting and scaling technology companies, including publicly-traded software companies. We have received numerous external accolades related to our workplace culture, including a 4.8/5.0 rating on Glassdoor as of August 2017.

The SendGrid Culture Defines Who We Are and How We Engage with Customers

        SendGrid's "4H" culture has allowed us to become a dynamic industry creator that attracts great people and consistently ranks as a top place to work. We strive to create an environment where people can have a career-defining experience and do their best work. Our culture is the sum of our values, traditions, beliefs, interactions, behaviors and attitudes, and it is through our culture that we recruit and retain top talent. Our culture is in our "4H's": "Happy," "Hungry," "Humble" and "Honest."

Our Growth Strategies

        Key components of our growth strategy include:

  Continue to Add Customers to Our Platform

        We believe there is substantial opportunity to expand our customer base both in the United States and internationally as the ubiquity of email and the digital transformation of businesses continue to drive market adoption of our services.

  Expand Platform Features and Functionality and Grow Our Marketing Campaigns Service

        We intend to grow our Marketing Campaigns service by cross-selling into our existing Email API service customer base, acquiring new customers and adding new capabilities and features. Furthermore, while we do not currently provide services in other emerging communications channels, such as messaging/chat platforms, in-app messages, online ads, browser and push notifications, and SMS, we believe that the proliferation of these channels creates further potential growth opportunities over time for us to help our customers optimize their communications across those channels.

  Expand our Strategic Partner Channel

        We have built and plan to continue investing in channel relationships with our strategic partners in order to complement the reach of our own customer acquisition efforts.

  Continue to Grow Internationally

        We generated more than 36% of our revenue in each of the last three years from customers located in international geographies despite having limited international infrastructure and no product localization. We intend to add more physical infrastructure as well as localized platform content and support that will enhance our attractiveness to international customers.

  Pursue Select Acquisitions to Augment Our Features and Functionality

        We intend to continue pursuing acquisitions that we believe will be complementary. For example, we may pursue acquisitions that we believe will enhance our services, accelerate customer acquisition, introduce different distribution channels and add talent and expertise to our organization.

Selected Risks Affecting Our Business

        Investing in our common stock involves risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section titled "Risk Factors" beginning on page 14 immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

  •
  Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

  •
  If we are unable to sustain our revenue growth rate, we may not achieve or maintain profitability in the future.

  •
  If we are unable to attract new customers, retain existing customers or increase sales both to new and existing customers, our business and results of operations will be affected adversely.

  •
  Our limited operating history in new and developing markets and our rapid growth make it difficult to evaluate our current business and future prospects.

  •
  If we are unable to increase adoption of our platform through our self-service model, our business, results of operations and financial condition may be adversely affected.

  •
  Our growth depends in part on the success of our strategic relationships with third parties to sell our services.

  •
  Our future success depends in part on our ability to continue to drive adoption of our platform and services by international customers, and our international operations and sales to customers with international operations expose us to risks inherent in international sales.

  •
  If we are not able to maintain and enhance our brand and maintain and increase market awareness of our company and services, then our business, results of operations and financial condition may be adversely affected.

  •
  The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed.

  •
  If our security measures are breached or unauthorized access to our or our customers' private or proprietary data is otherwise obtained, our platform or services may be perceived as not being secure, our reputation may be severely harmed, customers may reduce the use of or stop using our platform or services, we may incur significant liabilities and we may lose the ability to offer our customers a credit card payment option.

  •
  Our customers' and other users' violation of our policies or other misuse of our platform to transmit offensive or illegal messages, spam, website links to harmful applications or for other fraudulent activity could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our platform.

  •
  We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

  •
  Our future quarterly results may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Corporate Information

        We were incorporated in Delaware in July 2009. Our principal executive offices are located at 1801 California Street, Suite 500, Denver, CO 80202, and our telephone number is (888) 985-7363.

        Our website address is http://sendgrid.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus.

        "SendGrid," the SendGrid logo and other trademarks or service marks of SendGrid appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

        The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "Emerging Growth Companies." We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

        We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

        For certain risks related to our status as an emerging growth company, see "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an 'emerging growth company,' and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors."

THE OFFERING

Common stock	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)
Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $             million (or approximately $             million if the underwriters' over-allotment option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to make acquisitions or strategic investments, although we do not have any plans for such acquisitions or investments. See the section titled "Use of Proceeds" for additional information.

Concentration of Ownership

Our officers, directors and their affiliated funds and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own an aggregate of approximately        % of our outstanding common stock following this offering, assuming no exercise of the underwriters' option to purchase additional shares. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval.

Proposed New York Stock Exchange symbol	"SEND"

        The number of shares of our common stock that will be outstanding after this offering is based on 32,488,855 shares of our common stock outstanding as of June 30, 2017, and excludes:

  •
  10,057,096 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2017, with a weighted average exercise price of $2.58 per share;

  •
  54,269 shares of our common stock issuable upon conversion of shares of our convertible preferred stock that are subject to an outstanding warrant as of June 30, 2017, with an exercise price of $2.764 per share;

  •
  466,571 shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which none were issued and outstanding as of June 30, 2017;

  •
  617,455 shares of our common stock issuable upon the vesting and settlement of Restricted Stock Units, or RSUs, outstanding as of June 30, 2017;

  •
                      shares of our common stock to be reserved and available for future issuance under our 2017 Equity Incentive Plan, or 2017 Plan, which will become effective immediately prior to the date of the underwriting agreement for this offering (as more fully described in the section titled "Executive Compensation—Equity Incentive Plans"), including:

  •
  an aggregate of 1,594,046 shares of our common stock reserved for future grants under our 2012 Equity Incentive Plan, or 2012 Plan, which will be added to the shares reserved under our 2017 Plan, plus

  •
  any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan; and

  •
                      shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, or 2017 ESPP, which will become effective immediately prior to the date of the underwriting agreement for this offering and contains provisions that automatically increase its share reserve each year, as more fully described in the section titled "Executive Compensation—Equity Incentive Plans."

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 24,535,227 shares of our common stock immediately upon the closing of this offering;

  •
  the conversion of an outstanding warrant to purchase shares of our convertible preferred stock into a warrant to purchase 54,269 shares of our common stock immediately upon the closing of this offering;

  •
  no exercise of outstanding stock options or the outstanding warrant and no settlement of outstanding RSUs after June 30, 2017;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur in connection with the closing of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional                    shares of our common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our historical consolidated financial data. We have derived the historical consolidated statements of operations data for the years ended December 31, 2014, 2015, and 2016, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the historical consolidated statements of operations data for the six months ended June 30, 2016 and 2017, and the historical consolidated balance sheet data as of June 30, 2017, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management's opinion, we have prepared our unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, which include only normal recurring adjustments, necessary to state fairly the financial information set forth in those statements. The following summary consolidated financial data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the full year or any other period.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$42,776	$58,476	$79,929	$36,157	$51,843
Cost of revenue(1)	15,187	18,961	21,605	10,603	13,745

Gross profit	27,589	39,515	58,324	25,554	38,098

Operating expenses:(1)
Research and development	15,290	18,959	21,178	10,343	13,663
Selling and marketing	15,260	13,737	21,800	9,954	13,458
General and administrative	9,550	12,477	18,920	8,499	13,538
Loss on disposal of assets	63	1	27	27	2

Total operating expenses	40,163	45,174	61,925	28,823	40,661

Loss from operations	(12,574)	(5,659)	(3,601)	(3,269)	(2,563)
Other income (expense), net	(386)	(195)	(307)	(212)	(571)
Net loss before provision for income taxes	(12,960)	(5,854)	(3,908)	(3,481)	(3,134)
Provision for income taxes	—	—	—	—	—

Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)

Weighted average shares used in computing net loss per share, basic and diluted(1)	5,194	7,091	7,521	7,476	7,896
Net loss per share, basic and diluted(1)	$(2.50)	$(0.83)	$(0.52)	$(0.47)	$(0.40)

Pro forma weighted average shares outstanding (unaudited)(1)			29,921		32,431
Pro forma net loss per share (unaudited)(1)			$(0.13)		$(0.08)

Other Data:
Adjusted net income (loss)(2)	(12,190)	(4,460)	(1,440)	(2,365)	576
Free cash flow(3)	(13,584)	(3,965)	(2,462)	(1,005)	(889)

(1)
See Notes 2 and 13 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted and pro forma net loss per common share attributable to common stockholders.

(2)
We define adjusted net income (loss) as U.S. generally accepted accounting principles (GAAP) net income (loss), excluding stock-based compensation expense, restructuring expense, costs associated with mergers and acquisitions, warrant interest expense and non-capitalizable costs associated with this initial public offering. For more information about our adjusted net income (loss) and a reconciliation of our adjusted net income (loss) to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled "Selected Consolidated Financial Data."

(3)
We define free cash flow as GAAP net cash flows from operating activities, reduced by purchase of property and equipment, and principal payments on capital lease obligations. For more information about our free cash flow and a reconciliation of our free cash flow to net cash flows from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, see the section titled "Selected Consolidated Financial Data."

	As of June 30, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,625	$37,625	$
Working capital	29,436	29,436
Property and equipment, net	24,924	24,924
Total assets	73,394	73,394
Convertible preferred stock warrant liability	719	—
Convertible preferred stock	80,688	—
Total stockholders' equity (deficit)	(38,832)	42,575

(1)
The pro forma column in the consolidated balance sheet data table above reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2017, into an aggregate of 24,535,227 shares of our common stock, which conversion will occur immediately upon the closing of this offering, (ii) the conversion of an outstanding warrant to purchase shares of our convertible preferred stock into a warrant to purchase 54,269 share of our common stock upon the closing of this offering, and (iii) the resulting classification of the preferred stock warrant liability to additional paid-in capital, as if such conversion and reclassification had occurred on June 30, 2017.

(2)
The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of             shares of our common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions.

(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders' equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making a decision to invest in our common stock. Our business, operating results, financial condition or prospects could be materially and adversely affected by any of these risks and uncertainties. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended), including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock.

Risks Related to our Business

Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

        We have recently experienced a period of rapid growth in our headcount and operations. In particular, we grew from 58 employees as of December 31, 2011, to 384 fulltime employees as of June 30, 2017, and we have also significantly increased the number of emails processed by our platform over the last several years. We anticipate that we will continue to significantly expand our operations and headcount in the near term. Our growth has placed, and future growth will place, a significant strain on our management, technical, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform to handle increased email volumes, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely impact our business and results of operations.

If we are unable to sustain our revenue growth rate, we may not achieve or maintain profitability in the future.

        We have experienced rapid revenue growth over recent years, with revenue of $42.8 million, $58.5 million and $79.9 million in 2014, 2015 and 2016, respectively. Although we have experienced rapid revenue growth historically, we may not continue to grow as rapidly in the future and our revenue growth rates may decline. Any success that we may experience in the future will depend in large part on our ability to, among other things:

  •
  maintain and expand our customer base;

  •
  increase revenue from existing customers through increased or broader use of our platform within their organizations;

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  improve the performance and capabilities of our platform through research and development;

  •
  continue to successfully expand our business domestically and internationally; and

  •
  successfully compete with other companies.

        If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile or decline, and we may not achieve or maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

If we are unable to attract new customers, retain existing customers or increase sales both to new and existing customers, our business and results of operations will be affected adversely.

        To succeed, we must continue to attract and retain customers and increase sales to new and existing customers. We price our services on a tiered subscription model based on the customer's use of our services (principally, email volumes), and therefore the revenue we generate from our customers depends on their use of our services. We have only a limited salesforce and to date have relied primarily on our self-service model to generate our revenue. The amount that new and existing customers purchase, renew and use our services depends on a number of factors, including those outside of our control.

        We may fail to attract new customers, retain existing customers or increase sales to new or existing customers as a result of a number of factors, including: reductions in our current or potential customers' spending levels; competitive factors affecting the cloud-based business software market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by our competitors; our ability to execute on our growth strategy and operating plans; a decline in our customers' level of satisfaction with our platform and customers' usage of our platform or an increased perception by our customers' that they can manage their email distribution and marketing efforts internally or otherwise without use of our platform; reductions in the use of email as a digital communication channel; the difficulty and cost to switch to a competitor may not be significant for many of our customers; changes in our relationships with third parties, including our strategic partners and payment processors; the timeliness and success of new services and functionality we may offer now or in the future, including our Marketing Campaigns service that we introduced in late 2015; concerns relating to actual or perceived security breaches; the frequency and severity of any system outages; and technological changes or problems. In addition, we believe a relatively small number of businesses have more than one unique paying account with us, and we count each of these accounts as a separate customer. If these accounts consolidated into a single account at the business, our revenue could decrease to the extent that these customers then benefit from lower pricing tiers that apply to high volume customers. We rely on our reputation and recommendations from key customers in order to promote our platform. The loss of any of our key customers could have a significant impact on our business reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation of our contracts with those customers or by the acquiring companies.

        Failure to attract new customers, retain existing customers or increase sales to customers will harm our business and results of operations.

Our limited operating history in new and developing markets and our rapid growth make it difficult to evaluate our current business and future prospects.

        We introduced our Email API service in 2009, our Marketing Campaigns service in late 2015 and our Expert Services in 2016. The majority of our revenue growth has occurred in the last few years and was derived from the sale of subscriptions to our Email API service. This short operating history and our rapid growth make it difficult to evaluate our future prospects. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth, particularly with respect to our most recently introduced services. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our historical and expected operating and financial results, our business could suffer and the trading price of our stock may decline.

        We also operate in new and developing markets that may not continue to develop as we expect. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in new and developing markets and that elements of our business strategy are new and subject to ongoing development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business and results of operations will be harmed.

If we are unable to increase adoption of our platform through our self-service model, our business, results of operations and financial condition may be adversely affected.

        Historically, we have relied on the adoption of our platform through our self-service model for a significant majority of our revenue. We have only a limited salesforce. Although we believe our business model can continue to scale without a significantly larger salesforce, our self-service model may not continue to be as effective as we anticipate, and the absence of a large direct sales function may impede our future growth.

        As we continue to scale our business, we may choose to invest in a larger direct salesforce to reach additional customers and grow our revenue. Our ability to manage a larger direct salesforce is uncertain. Identifying and recruiting additional qualified sales personnel and managing and training them once hired would require significant time, expense and attention and would significantly impact our business model. In addition, adding additional salesforce would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expense, in order to accommodate a corresponding increase in marketing and sales expense and attain and maintain profitability. If our lack of a large direct salesforce limits us from reaching additional customers and growing our revenue and we are unable to hire, develop and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.

Our growth depends in part on the success of our strategic relationships with third parties to sell our services.

        We have established strategic relationships with a number of other companies, including public cloud infrastructure providers and ecommerce platforms, software vendors that offer complementary products and with which we co-sell our services and digital marketing agencies that resell our services to their clients. In order to grow our business, we anticipate that we will continue to establish and maintain these strategic relationships. Identifying strategic partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services over ours or to prevent or reduce subscriptions to our platform. In addition, acquisitions of our strategic partners by our competitors, or acquisition of our competitors by our strategic partners, could result in a decrease in the number of our current and potential customers, as our strategic partners may no longer facilitate the adoption of our platform by potential customers.

        If we are unsuccessful in establishing or maintaining our strategic relationships with third parties, our ability to compete or to grow our revenues could be impaired and our operating results could suffer. Even if we are successful in our strategic relationships, we cannot assure you that these relationships will result in increased usage of our services or increased revenues.

Our future success depends in part on our ability to continue to drive adoption of our platform and services by international customers, and our international operations and sales to customers with international operations expose us to risks inherent in international sales.

        We generated more than 36% of our revenue in each of the last three years from customers located outside the United States. The future success of our business will depend, in part, on our ability to continue to expand our customer base worldwide and to sell additional services to international customers. If we are unable to successfully market our platform to or localize our services for international customers, then our business, results of operations and financial condition may be adversely affected and our growth may be constrained.

        We have limited experience operating in international markets where the challenges of conducting our business can be significantly different from those we have faced in the United States and the existing markets in which we operate and where business practices may create internal control risks. We have only recently established operations outside of the United States, with the opening of an office in London. We may open additional non-U.S. offices in the future. There are a number of risks inherent in conducting international business, including:

  •
  fluctuations in foreign currency exchange rates;

  •
  the burden of complying with a wide variety of laws and regulatory regimes, including those relating to labor matters, consumer and data protection, privacy, network security, encryption and taxes;

  •
  tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

  •
  costs and difficulties of localizing our services;

  •
  lack of acceptance of our localized services;

  •
  difficulties in and costs of staffing, managing, and operating our international operations;

  •
  tax issues, including restrictions on repatriating earnings and with respect to our corporate operating structure and intercompany arrangements;

  •
  weaker intellectual property protection;

  •
  economic weakness or currency related crises;

  •
  limitations on the ability of our self-service sales model to attract international customers;

  •
  our limited historical sale experience outside the United States;

  •
  our ability to adapt to our marketing and selling efforts to different cultures and customer requirements;

  •
  common local business behaviors that are in direct conflict with our policies and codes of conduct and ethics;

  •
  corporate espionage; and

  •
  political instability and security risks in the countries where we are doing business.

        If we are unable to effectively manage these risks, our relationships with our existing and prospective customers, strategic partners and employees and our operations outside of the United States may be adversely affected.

If we are not able to maintain and enhance our brand and maintain and increase market awareness of our company and services, then our business, results of operations and financial condition may be adversely affected.

        We believe that maintaining and enhancing the "SendGrid" brand identity and maintaining and increasing market awareness of our company and services is critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality services, our ability to be thought leaders in our industry and our ability to successfully differentiate our platform and services from competing products and services. For example, we rely on both algorithmic and purchased listings displayed by search engines to attract a significant percentage of the customers. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract customers to their websites, but the cost of purchased search listing advertising may increase as demand for these channels grows. If search engines on which we rely for algorithmic listings modify their algorithms in an attempt to optimize their search listings, this could result in fewer potential customers clicking through to our website, requiring us to resort to additional purchased listings or other costly advertisements to attempt to replace this traffic. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, or increases the amounts it charges us, our expenses could rise. Any such increases could negatively affect market awareness of our brand and our business, results of operations and financial condition.

        In addition, independent industry analysts often provide reviews of our services and competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' products and services, then our brand may be harmed. This may cause us to lose existing customers, decrease the number of new customers that we are able to attract or lower our pricing model, each of which would likely harm our results of operations.

        From time to time, our customers and other third parties have complained about our platform, such as complaints about our pricing and customer support or the use of our platform to transmit spam, phishing scams, website links to harmful applications or other harmful or illegal material. If we do not handle customer and other complaints effectively, then our brand and reputation may suffer, our customers may lose confidence in us and our customers may reduce or cease their use of our services. In addition, many of our customers post about and discuss Internet-based products and services, including our platform and services, on social media. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our platform or services, particularly as our platform continues to scale, upset these customers then their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our platform or our services could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

        The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed.

        We provide cloud-based services that enable businesses to reach their customers using email for both transactional and marketing purposes. The market for providing these services is fragmented, with some vendors addressing transactional email services, some vendors addressing email marketing services and other vendors providing a broad array of services that include transactional and marketing services as part of a software suite or broader portfolio of software offerings. Notwithstanding the availability of third-party software services, some businesses rely on internally-developed solutions for their email communications needs. The market for digital communications services is rapidly evolving, creating opportunity for new competitors to enter the market with point product solutions or addressing specific segments of the market. In addition, in some instances, we have strategic or other commercial relationships with companies with which we also compete, such as Amazon Web Services. Our competitors include:

  •
  Companies that offer transactional email services, including Amazon, Mailgun, Oracle and SparkPost; and

  •
  Companies that offer email marketing services, including Adobe, Campaign Monitor, Endurance, IBM, MailChimp, Oracle and Salesforce.

        We believe the principal factors on which we compete include: completeness of offering; credibility with developers and marketers; global reach; ease of adoption; features and functionality; platform scalability, reliability, security and performance; brand awareness and reputation; integration with third-party applications and data sources; customer support; and the total cost of deployment and ownership. Our current and potential competitors may develop and market new technologies with similar or superior functionality to our platform or at a cheaper price point that render our existing or future services less competitive or obsolete, and we may need to decrease the prices or accept less favorable terms for subscriptions for our services in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

        Our current and potential competitors also may have significantly more financial, technical, marketing and other resources than we have, may be able to devote greater resources to the development, promotion, sale and support of their products and services, may have more extensive customer bases and broader customer relationships and may have longer operating histories and greater name recognition. As a result, these competitors may respond faster to new technologies and undertake more extensive marketing programs for their products or services. If these companies decide to further invest in and develop, market or resell competitive products or services, or acquire or form a strategic alliance with one of our other competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. In a few cases, these vendors may offer competitive products or services at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors has existing relationships with potential customers for either email software or other applications, those customers may be unwilling to purchase our platform because of their existing relationships with our competitor. If we are unable to compete with such companies, the demand for our platform and services could substantially decline.

If our security measures are breached or unauthorized access to our or our customers' and their end customers' private or proprietary data is otherwise obtained, our platform or services may be perceived as not being secure, our reputation may be severely harmed, customers may reduce the use of or stop using our services, we may incur significant liabilities and we may lose the ability to offer our customers a credit card payment option.

        Our operations involve the storage and transmission of data of our customers and their end customers, including personally identifiable information. Security breaches or other incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyberattacks and other malicious Internet-based activity continue to increase generally, and cloud-based service providers like us are regularly targeted. For example, in 2013, we suffered a distributed denial of service attack, whereby a cybercriminal gained access to our webpage and, in 2015, a cybercriminal gained unauthorized access to several of our internal systems, including those containing sensitive and confidential customer data. It is possible that we may face increased risk of cybersecurity attacks as compromising our platform may allow cybercriminals to send a large number of phishing emails that bypasses end users' spam filters. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage our systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers' data. Further, as we rely more on third-party and public-cloud infrastructure, such as Amazon Web Services, we will become more dependent on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of customer data. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers. In addition, many governments have enacted laws requiring companies to notify individuals of data security incidents involving certain types of personal data and any mandatory disclosures we may make regarding a security breach would likely lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services.

        Furthermore, failure to maintain compliance with the data protection policy standards adopted by the major credit card issuers and other payment processors may limit our ability to offer our customers a credit card or online payment option. Any loss of our ability to offer our customers a credit card payment or online payment option would harm our reputation and make our platform and services less attractive to many organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

        Our existing general liability insurance may not cover any, or cover only a portion of any, potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. In addition, there can be no assurance that the limitations on liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities with respect to any particular claim. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating expenses and reduce our net income.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit offensive or illegal messages, phish, spam, website links to harmful applications or for other fraudulent activity could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our platform.

        Despite our ongoing and substantial efforts to limit such use, a portion of our customers use our platform to transmit offensive or illegal messages, spam, phishing scams and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These issues also arise with respect to a portion of those users who use our platform on a free trial basis. These actions are in violation of our policies. However, our efforts to defeat spamming attacks and other fraudulent activity will not prevent all such attacks and activity, such use of our platform could damage our reputation and we could face claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our customers' and other users' promotion of their products and services through our platform might not comply with federal, state and foreign laws. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email policy. Although we retain the right to verify that customers and other users are abiding by our email policy and to review their email and email lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable law. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Real or perceived errors, failures, vulnerabilities or bugs in our software could adversely affect our business, results of operations, financial condition and growth prospects.

        Our platform is complex, and therefore, undetected errors, failures or bugs may occur, particularly as we continue to scale our platform to accommodate future growth. Our platform may be used in IT environments with different operating systems, system management software, applications, devices, databases and equipment and networking configurations, which may cause errors or failures of our platform or other aspects of the IT environment into which it is deployed. Despite testing by us, errors, failures or bugs may not be found until our platform is used by our customers. Real or perceived errors, failures or bugs in our platform or services could result in negative publicity, loss of or delay in market acceptance of our platform or services, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet any stated service level commitments in our customer agreements. For example, in May 2017, we experienced an error with a database that stores customers' Marketing Campaigns contact information that resulted in delayed email sending for several hours. Correcting any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation in the sale of our services, which could cause us to lose existing or potential customers and adversely affect our business, results of operations, and financial condition.

Our platform and services and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security. Any failure by us or our third-party service providers, as well as the failure of our platform or services to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

        We are subject to a variety of laws and regulations, including regulation by various federal government agencies, including the U.S. Federal Trade Commission, or FTC, and state and local agencies. The United States and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals, and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies and other legal obligations may apply to our collection, distribution, use, security or storage of personally identifiable information or other data relating to individuals. In addition, the federal government and many states and foreign governments have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements or our internal practices. Any failure or perceived failure by us to comply with United States, European Union or other foreign privacy or security laws, regulations, policies, industry standards or legal obligations or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other customer data may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

        We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, in May 2018, the general data protection regulation, or GDPR, will come into force, bringing with it a complete overhaul of E.U. data protection laws: the new rules will supersede current E.U. data protection legislation, impose more stringent E.U. data protection requirements, and provide for greater penalties for noncompliance. Changing definitions of personal data and information may also limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Also, some jurisdictions require that certain types of data be retained on servers within these jurisdictions. Our failure to comply with applicable laws, directives and regulations may result in enforcement action against us, including fines and imprisonment, and damage to our reputation, any of which may have an adverse effect on our business and operating results. Further, in October 2015, the European Court of Justice issued a ruling invalidating the U.S.-E.U. Safe Harbor Framework, which facilitated personal data transfers to the United States in compliance with applicable E.U. data protection laws. In July 2016, the European Union and the United States political authorities adopted the E.U.-U.S. Privacy Shield, or Privacy Shield, replacing the Safe Harbor Framework and providing a new mechanism for companies to transfer E.U. personal data to the United States. U.S. organizations wishing to self-certify under the Privacy Shield have to pledge their compliance with its seven core and sixteen supplemental principles, which are based on European Data Protection Law. We have assessed the requirements of Privacy Shield and are implementing changes internally in order to meet the requirements. We plan to complete this process, submit our application and become self-certified under the Privacy Shield, by the end of this year.

        We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personally identifiable information provided to us by our website visitors. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

        If our service is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal information may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal information processing, privacy and security may cause some of our customers' end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers' websites or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our services and slow or eliminate the growth of our business.

        Evolving and changing definitions of what constitutes "Personal Information" and "Personal Data" within the European Union, the United States and elsewhere, especially relating to the classification of internet protocol, or IP, addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business. Future laws, regulations, standards and other obligations could impair our ability to collect or use information that we utilize to provide email delivery and marketing services to our customers, thereby impairing our ability to maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing or disclosure of our customers' data or additional requirements for express or implied consent of customers for the use and disclosure of such information limit our ability to develop new services and features.

United States federal legislation and the laws of many foreign countries impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

        The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing (e.g., alcoholic beverages, tobacco products, illegal drugs) or that contain content harmful to minors (e.g., pornography) to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending broad categories of email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving such email. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business and injure our reputation. The terms of injunctions, judgments, consent decrees or settlement agreements entered into connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

The standards that private entities and inbox service providers use to regulate the use and delivery of email have in the past interfered with, and may in the future interfere with, the effectiveness of our platform and our ability to conduct business.

        Our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain "blacklists" of companies and individuals, and the websites, inbox service providers and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's IP addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity's service or uses its blacklist.

        From time to time, some of our IP addresses have become, and we expect will continue to be, listed with one or more blacklisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses blacklisted due to our scale and volume of email processed, compared to our smaller competitors. While the overall percentage of such email solicitations that our individual customers send may be at or below reasonable standards, the total aggregate number of all emails that we process on behalf of our customers may trigger increased scrutiny from these blacklisting entities. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, blacklisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business and results of operations.

        Additionally, inbox service providers can block emails from reaching their users. While we continually improve our own technology and work closely with inbox service providers to maintain our deliverability rates, the implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or services to comply with the changed policy in a reasonable amount of time. In addition, some inbox service providers categorize as "promotional" emails that originate from email service providers and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. If inbox service providers materially limit or halt the delivery of our customers' emails, or if we fail to deliver our customers' emails in a manner compatible with inbox service providers' email handling or authentication technologies or other policies, or if the open rates of our customers' emails are negatively impacted by the actions of inbox service providers to categorize emails, then customers may question the effectiveness of our platform and cancel their accounts. This, in turn, would harm our business and financial condition.

We are subject to governmental export controls and economic sanctions and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

        Various of our operations and services may be subject to export control and economic sanctions regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. The provision of our services must be made in compliance with these laws and regulations. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our platform capabilities or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our platform and services in international markets, or, in some cases, prevent the provision of our services to certain countries or end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our platform and services, or in our decreased ability to provide our services to existing or prospective customers with international operations. Any decreased use of our platform and services or limitation on our ability to provide our services could adversely affect our business, results of operations and financial condition.

        Furthermore, U.S. export control laws and economic sanctions prohibit the exportation of certain products and services to countries, territories, governments and persons targeted by U.S. sanctions. While we are currently taking precautions to prevent our platform from being accessed by persons targeted by U.S. sanctions, including IP address blocking, such measures may be circumvented. Given the technical limitations in developing measures that will prevent access to internet based services from particular geographies or by particular individuals, we have previously identified and expect we will continue to identify customer accounts for our platform and services that originate or that we suspect originate from countries that are subject to U.S. embargoes.

        We are aware that trials of and subscriptions to our platform have been initiated by persons and organizations in countries that are the subject of U.S. embargoes. Our provision of services in these instances was likely in violation of trade sanctions laws. We have terminated the accounts of such persons and organizations as we have become aware of them. We filed an initial voluntary self-disclosure with the U.S. Department of Treasury's Office of Foreign Assets Control, or OFAC, in February 2016 concerning these potential violations and we filed a subsequent voluntary disclosure with OFAC concerning these potential violations in May 2017. We received and responded to questions from OFAC in July 2017. We cannot predict when OFAC will complete its review and determine whether any violations occurred or levy penalties.

        Our failure to comply with U.S. sanctions or export control laws or regulations could cause us and certain of our employees to be subject to substantial civil or criminal penalties, including the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Each instance in which we allow access to our platform may constitute a separate violation of these laws. We may also suffer reputational harm.

        Further, we incorporate encryption technology into certain of our platform functions and services. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers' ability to import our services into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our services, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the provision of our services, including with respect to new services, may create delays in the introduction of our services in international markets, prevent our customers with international operations from deploying our platform and using our services throughout their globally-distributed systems or, in some cases, prevent the provision of our services to some countries altogether.

        Additionally, we are subject to the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. We and our third-party business partners and intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures in place to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

If we are unable to develop and release enhancements to our platform and services or new services and functionality to respond to rapid technological change in a timely and cost-effective manner, our business, operating results, and financial condition could be adversely affected.

        The market for our platform and services is characterized by rapid technological change, frequent new product and service introductions and enhancements, changing customer demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. For example, new Internet standards and technologies or new standards in the field of operating system support could emerge that are incompatible with customer deployments of our platform. The success of any enhancements or improvements to our platform or any new services or functionality depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. We cannot be sure that we will succeed in developing, marketing and delivering on a timely and cost-effective basis enhancements or improvements to our platform or any services or functionality that respond to technological change or new customer requirements, nor can we be sure that any enhancements or improvements to our platform will achieve market acceptance. For example, we introduced our Marketing Campaigns service in late 2015 and the service may not achieve broad market acceptance or be cost-effective in the long term.

        Further, our success depends on meeting customer demands and expectations both with respect to the ability of our API to integrate within their applications and the speed, reliability and effectiveness of our platform. For example, if we are unable to adapt our platform on a timely basis to new email or operating system protocols or we fail to effectively integrate our API with new technologies and standards, the ability of our platform to integrate with our customers' systems or satisfy our customers' needs may be impaired. In addition, because we use both co-located data centers and public cloud resources to host our platform, we need to continually enhance and improve our platform to keep pace with changes in Internet-related hardware, software, communications, and database technologies and standards. As we transition to Amazon Web Services to host a portion of our platform, we will become more dependent on third parties to keep pace with such changes. If we cannot deliver technologically competitive services, we could lose customers and our revenues and stock price may decline.

        Any new services or functionality that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new services or functionality, we may experience a decline in revenue of our existing services that is not offset by revenue from the new services or functionality. For example, customers may delay making purchases of new services to permit them to make a more thorough evaluation of these services or until industry and marketplace reviews become widely available. In addition, we may lose existing customers that choose a competitor's products and services or that choose to rely on an internally-developed solution, rather than migrate to our new services. Similarly, if we offer a bundle of our services that our customers and prospective customers do not find compelling, our business will be harmed. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

We may not be able to scale our technology infrastructure and platform quickly enough to meet our customers' growing needs and if we are not able to grow efficiently, our operating results could be harmed.

        As usage of our platform grows, we will need to continue making significant investments to develop and implement new technologies in our infrastructure operations to support our growth. In addition, we will need to appropriately scale our internal business systems and our services organization, including basic customer support and our Expert Services team, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our platform and reduce customer satisfaction and reduce our growth. Even if we are able to upgrade our systems and expand our staff, any such expansion may be expensive and complex. To the extent that we do not effectively scale our platform and infrastructure to meet the growing needs of our customers or are not able to manage that growth effectively, we may not be able to grow as quickly as we anticipate, our customers may reduce or stop use of our services, we may be unable to compete effectively and our business and operating results may be harmed.

We are primarily dependent on a single service, our Email API service, and the lack of continued market acceptance of our Email API service could cause our operating results to suffer.

        Sales of our Email API service account for a substantial majority of our revenue. We expect that we will be substantially dependent on our Email API service to generate revenue for the foreseeable future. As a result, our operating results could suffer due to:

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  any decline in demand for our Email API service;

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  the failure of our Email API service to achieve continued market acceptance;

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  the market for our Email API service not continuing to grow, or growing more slowly than we expect;

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  the introduction or increase in popularity of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our Email API service;

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  technological innovations or new standards that our Email API service does not address;

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  sensitivity to current or future prices offered by us or competing solutions;

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  our inability to release enhanced versions of our Email API service on a timely basis; and

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  the continued use and ubiquity of email in commercial transactions and applications.

        If the market for our Email API service grows more slowly than anticipated or if demand for our Email API service does not grow as quickly as anticipated, we may not be able to grow our revenue.

Our services are sold on a short-term basis, such that subscription renewal or usage rates can decrease rapidly, and if we do not accurately predict these rates, our future revenue and operating results may be harmed.

        We charge our customers based on their use of our services. We generally enter into monthly subscription agreements with our customers and, therefore, most of our customers may reduce or cease their use of our services on a monthly basis without penalty or termination charges. Our retention of customers and our customers' use of our services are used to determine our subscription net dollar retention rate. We believe subscription net dollar retention rate is an important measure for evaluating our business. Additionally, our subscription agreements for use of our Email API service include a fixed fee that covers a specified number of email credits in the applicable month. If our customers lower the number of email credits they purchase in any month, then the fixed fees we charge will decrease. We have historically experienced customer turnover as a result of many of our customers being SMBs in the entrepreneurial stage of their development that are more susceptible than larger businesses to general economic conditions and other risks affecting their businesses. We cannot accurately predict customers' usage levels on a monthly basis and the loss of customers or reductions in their usage levels of our services may each have a negative impact on our business, results of operations and financial condition, including our subscription net dollar retention rate and our subscription gross dollar churn rate, which is a component of our subscription net dollar retention rate.

Any failure to offer high-quality support may harm our relationships with our customers and have a negative impact on our business and financial condition.

        Our customers depend on our customer support team to resolve technical and operational issues relating to our platform. Our ability to provide effective customer support is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers on platforms such as ours. Our customer base has grown significantly and that has and will put additional pressure on our customer support team. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support. We also may be unable to modify the scope and delivery of our support to compete with changes in the support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, as we continue to grow our operations and expand internationally, we need to be able to provide efficient customer support that meets our customers' needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support and documentation in languages other than English. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could negatively impact our operating results. In addition, we provide self-service support resources to our customers, such as our best practice guides and webcasts hosted on our website. We also rely on our user community to serve as a resource for questions on any part of our platform. Members of our user community are not obligated to participate in discussions with other users, and to the extent they do not our customers' ability to find answers to questions about our platform of services may suffer. If we are unable to develop self-service support resources that are easy to use and that our customers utilize to resolve their technical issues or if our customers choose not to take advantage of these self-service support services, customers may continue to direct support requests to our customer support team instead of relying on our self-service support resources and our customers' experience with our platform may be negatively impacted. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, our ability to sell our services to existing and prospective customers, and our business, operating results, and financial condition.

To deliver our services, we rely on internet service providers for network connectivity and co-location facilities and public cloud infrastructure to host our platform.

        We interconnect with internet service providers around the world to enable the use of our platform by our customers and we expect that we will continue to rely heavily on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. If a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition.

        In addition, we currently serve the majority of our platform infrastructure from multiple co-located third-party data centers located throughout the United States and in certain international locations. We are in the process of transitioning the hosting of a portion of our platform infrastructure to Amazon Web Services. As a result, our operations depend, in part, on the ability of third parties to protect these facilities and resources against damage or interruption from natural disasters, power or network failures, criminal acts and similar events. In the event that any of our hosting arrangements are terminated, or if there is a lapse of service or damage to a facility or other resource, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and resources. We have experienced and expect that we will in the future experience such interruptions from time to time.

        Any damage to, or failure of, the systems of our third-party providers could result in interruptions to and may cause errors or poor quality communications with our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability, damage our reputation and cause customers to become dissatisfied and fail to renew their subscriptions or demand credits, any of which could materially and adversely affect our business.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

        Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. From time to time we have experienced difficulty in hiring and retaining employees who have appropriate qualifications, and we are continuing our efforts to meet our hiring goals. We believe that there is, and will continue to be, intense competition for highly skilled executive, technical, marketing and other personnel with experience in the locations where we maintain offices. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our services, which could adversely affect our business, results of operations and financial condition. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

        Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial amount of shares of common stock or stock awards. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our common stock. Additionally, if our stock price underperforms or the outlook for our stock is negative, we may not be able to attract qualified personnel to join our business. Candidates making employment decisions, particularly in high-technology industries, often consider the value and growth potential of any equity they may receive in connection with their employment. As a result, any significant decline in the market price of our common stock may adversely affect our ability to attract or retain highly skilled executive, technical, marketing and other personnel. If we are unable to retain and attract highly-skilled employees, our business, results of operations and financial condition could be adversely affected.

We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

        We generated net losses of $13.0 million, $5.9 million and $3.9 million in 2014, 2015 and 2016, respectively, and a net loss of $3.1 million in the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $46.7 million. We will need to generate and sustain increased revenue levels in future periods in order to achieve or sustain profitability. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase commensurately. For example, we intend to continue to expend significant funds to develop and enhance our technical infrastructure, platform and services, expand our research and development efforts and selling and marketing operations, including through increased headcount, meet the increased compliance requirements associated with our transition to and operation as a public company, and expand into new markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, our stock price may significantly decrease.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could slow or stop our ability to grow or otherwise harm our business.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. To date, we have financed our operations primarily through our operations, private placements of our equity securities and debt financing provided by financial institutions. We may not be able to obtain additional financing on terms favorable to us, if at all. We may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in debt financing, the holders of debt would have priority over the holders of our common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness and our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, financial condition and operating results. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our future quarterly results may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

        Our results of operations, including our revenue, operating expenses and cash flows have fluctuated from quarter to quarter in the past and may continue to fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. Some of the factors that may cause our results of operations to fluctuate from quarter to quarter include:

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  our ability to attract new customers;

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  our ability to retain customers and expand their usage of our services;

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  changes in customers' budgets and in the timing of their purchasing decisions, including as a result of any changes in their usage or expected usage of our services;

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  potential customers opting for alternative solutions, including internally-developed and maintained solutions, and competitive email or digital communication solutions;

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  our ability to control costs, including our operating expenses;

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  the timing and success of new products, features and services by us and our competitors;

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  changes in the competitive dynamics of our industry, including price competition or consolidation among competitors, customers or strategic partners;

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  significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform;

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  reputational harm or other liabilities resulting from the use of our platform to transmit spam, phishing scams, website links to harmful applications or other harmful or illegal material;

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  the collectability of receivables from customers, which may be hindered or delayed if these customers experience financial distress;

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  general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

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  fluctuations in foreign currency exchange rates which could, for example, cause our subscription agreements denominated in U.S. dollars to be more expensive internationally;

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  sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

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  the impact of new accounting pronouncements; and

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  fluctuations in stock-based compensation expense.

        The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. Accordingly, our results of operations in any one quarter may not be meaningful and should not be relied upon as indicative of future performance. Additionally, if our quarterly results of operations fall below the expectations of investors or securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Our revenue is affected by seasonality.

        Our revenue is directly correlated with the number of emails sent by our customers. During the fourth-quarter holiday season, our customers process a relatively higher number of transactions, run a greater number of marketing programs, and therefore send more emails. Partially because of this seasonality, a greater percentage of our annual revenue has come from our fourth quarter than from other quarters. In 2014, 2015 and 2016, 28% to 29% of our annual revenue was in our fourth quarter. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Seasonality may become more pronounced in the future to the extent our revenue mix shifts between our Email API, Marketing Campaigns and other revenue sources over time. As a result, historical patterns in our business may not be a reliable indicator of our future performance.

Our reliance on cloud-based technologies from third parties may adversely affect our business, results of operations and financial condition.

        We rely heavily on hosted cloud-based technologies from third parties in order to operate critical internal functions of our business, including our accounting, billing and office management functions. If these services become unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices, our expenses could increase. As a result, our ability to manage our operations could be interrupted and our processes for managing our sales process and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business, results of operations and financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

        We believe that our culture has been and will continue to be a key contributor to our success. Between December 31, 2011 and June 30, 2017, we have increased the size of our workforce by 326 employees, and we intend to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth. Moreover, many of our employees may be able to receive significant proceeds from sales of our common stock in the public markets after this offering, which could lead to disparities of wealth among our employees that adversely affects relations among employees and our culture in general. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Acquisition opportunities could be difficult to identify, and any pursued acquisitions could divert the attention of management, pose integration challenges, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

        We have in the past acquired and may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. For example, in 2017, we acquired JCKM, Inc., or Bizzy, a marketing automation company. We do not know if we will be able to fully realize the anticipated benefits of this or other acquisitions and we may not be successful in integrating acquired technologies and businesses into our company. Acquisitions may disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business.

        We also may not achieve the anticipated benefits from an acquired business due to a number of factors, including:

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  inability to integrate or benefit from acquired technologies or services in a profitable manner;

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  unanticipated costs, accounting charges or other liabilities associated with the acquisition;

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  incurrence of acquisition-related costs;

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  difficulty integrating the accounting systems, operations and personnel of the acquired business, including due to language, geographical or cultural differences;

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  difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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  difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

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  adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

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  the potential loss of key employees;

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  retention of employees from the acquired company;

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  use of resources that are needed in other parts of our business;

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  litigation or other claims arising in connection with the acquired company;

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  additional regulatory and compliance requirements; and

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  use of substantial portions of our available cash to consummate the acquisition.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

If the estimates and assumptions we have used to calculate the size of our total addressable target market are inaccurate, our future growth rate may be limited.

        We have estimated the size of our total addressable target market based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties' projections, assumptions and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our future growth rate may be lower than what we currently estimate. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

        Even if our target market meets our size estimates, we may not grow our business. Our growth is subject to many factors, including our success in expanding our international operations, continuing to promote the use of our services by our customers for their marketing needs and otherwise implementing our business strategy, which are subject to many risks and uncertainties. Accordingly, the information regarding the size of our total addressable market included in this prospectus should not be taken as indicative of our future growth.

Our platform or services may infringe the intellectual property rights of third parties and this may create liability for us or otherwise harm our business.

        Third parties may claim that our current or future platform capabilities or services infringe their intellectual property rights, and such claims may result in legal claims against our customers and us. These claims may damage our brand and reputation, harm our customer relationships and create liability for us. We expect the number of such claims will increase as the number of products and services and the level of competition in our market grows, the functionality of our platform or services overlap with that of other products and services, and the volume of issued software patents and patent applications continues to increase.

        Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. From time to time, third parties have contacted us inviting us to license their patents and may, in the future, assert patent, copyright, trademark or other intellectual property rights against us, our strategic partners or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to our market.

        There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. In addition, if we acquire or license technologies from third parties, we may be exposed to increased risk of being the subject of intellectual property infringement due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit or stop sales of our services and may be unable to compete effectively. Any of these results would adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

        Our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement or other liabilities relating to or arising from our platform or services or other acts or omissions. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform and adversely affect our business, results of operations and financial condition.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our services.

        Our platform incorporates open source software code. An open source license allows the use, modification and distribution of software in source code form. Certain kinds of open source licenses further require that any person who creates a product or service that contains, links to, or is derived from software that was subject to an open source license must also make their own product or service subject to the same open source license. Using software that is subject to this kind of open source license can lead to a requirement that our services be provided free of charge or be made available or distributed in source code form. Although we do not believe our platform includes any open source software in a manner that would result in the imposition of any such requirement, the interpretation of open source licenses is legally complex and, despite our efforts, it is possible that our platform could be found to contain this type of open source software. Further, few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our platform or services in the future.

        Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we have not complied with the terms of an applicable open source software license, we could be required to seek licenses from third parties to continue offering our platform on terms that are not economically feasible, to re-engineer our services to remove or replace the open source software, to discontinue the sale of our services if re-engineering could not be accomplished on a timely basis, to pay monetary damages, or to make generally available the source code for our proprietary technology, any of which could adversely affect our business, operating results, and financial condition.

        In addition to risks related to license requirements, use of open source software can involve greater risks than those associated with use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title, performance, non-infringement, or controls on origin of the software. There is typically no support available for open source software, and we cannot assure you that the authors of such open source software will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our platform.

        Responding to any infringement claim, regardless of its validity, or discovering open source software code in our platform could harm our business, operating results and financial condition, by, among other things:

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  resulting in time-consuming and costly litigation;

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  diverting management's time and attention from developing our business;

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  requiring us to pay monetary damages or enter into royalty and licensing agreements on terms that may not be favorable to us;

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  causing delays in the deployment of our platform;

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  requiring us to stop selling some aspects of our platform;

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  requiring us to redesign certain components of our platform using alternative non-infringing or non-open source technology or practices, which could require significant effort and expense;

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  requiring us to disclose our software source code, the detailed program commands for our software; and

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  requiring us to satisfy indemnification obligations to our customers.

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

        Our success and ability to compete depend in part on our ability to protect our proprietary technology and intellectual property. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

        In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality and invention assignment agreements with our employees, consultants, strategic partners, vendors and others. Also, despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, copy, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent that we expand our activities outside of the United States, our exposure to unauthorized copying and use of our platform and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our platform, technologies or intellectual property rights.

        We cannot assure you that any patents we have obtained or that may issue to us in the future will give us the protection that we seek or that such patents will not be challenged, invalidated or circumvented. As of June 30, 2016, we had one issued patent. Any patents that may issue to us in the future may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. Obtaining and enforcing software patents in the United States is becoming increasingly challenging. Any patents we have obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law. Similarly, we cannot assure you that any future trademark registrations will be issued from current or future applications or that any registered trademarks we have obtained or may obtain in the future will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our software, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

        There can be no assurance that the steps that we take will be adequate to protect our proprietary technology and intellectual property, that others will not develop or patent similar or superior technologies, products or services, or that our trademark, patent and other intellectual property rights will not be challenged, invalidated or circumvented by others. Furthermore, effective trademark, patent, copyright and trade secret protection may not be available in every country in which our software is available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet and software-related industries are uncertain and still evolving.

        In order to protect our proprietary technology and intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our proprietary technology and intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could materially and adversely affect our business.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

        As our international operations expand beyond our current London location, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers and business partners in U.S. dollars, we expect to expand the number of transactions with customers and business partners that are denominated in foreign currencies in the future as we expand our business internationally. We incur expenses for some of our internet service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at our U.K. location in British pounds. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

        Accordingly, changes in the value of foreign currencies relative to the U.S. dollar may, particularly in the future as we expand our business internationally, affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our common stock could be adversely affected.

        Our subscription agreements are denominated in U.S. dollars, and therefore our revenue currently is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to current and prospective customers outside of the United States, adversely affecting our business, results of operations and financial condition.

        We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Taxing authorities may successfully assert that we should have collected or paid, or in the future should collect or pay, sales, use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

        We do not collect sales, use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales, use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect and/or remit such taxes in the future. While we reserve estimated amounts with respect to such taxes on our financial statements, we cannot be certain that we have made sufficient reserves to cover such tax liabilities or such taxes. If our reserve amounts are inadequate, such tax assessments, penalties and interest or future requirements may adversely affect our results of operations and financial condition. Additionally, the application of federal, state, local and international tax laws to cloud services are continuously evolving. Income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted or amended at any time, possibly with retroactive effect, which could increase our taxes and ultimately have a negative impact on our results of operations and cash flows.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

        As of December 31, 2016, we had net operating loss, or NOL, carryforwards for U.S. federal income tax purposes of approximately $33.9 million, which expire in various years beginning in 2029 if not utilized. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-ownership change NOLs to offset future taxable income. We are currently in the process of completing a study under Section 382 of the Code to determine the impact that ownership changes during and prior to the year ended December 31, 2016, if any, may have had on our NOLs and expect to complete the analysis within the next twelve months. As a result of this analysis, we may have an adjustment in our available NOLs recorded at December 31, 2016. If our existing NOLs are subject to limitations arising from previous ownership changes, or if we undergo an ownership change in connection with or after this offering, our ability to utilize pre-change NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could also result in an ownership change under Section 382 of the Code. We will be unable to use our NOLs if we do not attain profitability sufficient to offset such available NOLs prior to their expiration. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future taxable income. For these reasons, we may not be able to utilize a portion of the NOLs reflected on our balance sheet, even if we attain profitability.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial condition and results of operations.

        U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the anticipated expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial condition and results of operations.

We could be subject to additional tax liabilities.

        We are subject to federal, state and local taxes in the United States and the United Kingdom. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

Unfavorable conditions in our industry or the global economy or reductions in marketing information technology spending could limit our ability to grow our business and negatively affect our results of operations.

        Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for email services and email marketing generally and for our services in particular. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. To the extent our platform or services are perceived by customers and potential customers as discretionary, there may be delays or reductions in spending on our services, we may need to reduce our prices in order to remain competitive and our revenue may decline. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our platform and services. We cannot predict the timing, magnitude or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen, our business, results of operations and financial condition could be adversely affected.

        Furthermore, many of our customers are SMBs. These organizations frequently have limited budgets and are often resource- and time-constrained and, as a result, may be significantly more affected by economic downturns than their larger, more established counterparts. As a result, SMBs may choose to spend the limited funds that they have on items other than our services. Moreover, if SMBs experience economic distress, they may be unwilling or unable to expend time and financial resources on email, which could negatively affect the overall demand for our platform, increase customer attrition and cause our revenue growth or operating results to decline.

The success of our business depends on the continued growth and acceptance of email as a communications tool and the related accessibility, expansion and reliability of the Internet infrastructure.

        The future success of our business depends on the continued widespread use of email as a primary means of communication and as the document of record for many digital business transactions. Security problems such as viruses, worms and other malicious programs, reliability issues arising from outages and damage to the Internet infrastructure or an overabundance of spam could create the perception that email is not a safe, reliable or efficient means of communication, which would discourage businesses and consumers from using email. In addition, alternative communications tools such as social media or text messaging have gained significant widespread acceptance and may gain additional acceptance for both email marketing and transactional record purposes. To the extent use of these alternative communications tools continues to grow, these tools could be used by our customers as a substitute for our services, and demand for our services and our revenues could decline.

        Furthermore, federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. We provide our platform through the Internet and many of our customers use our services in connection with their own online transactions. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes and could impact our customers' businesses, reducing demand for our services. These laws or charges could limit the growth of Internet-related commerce or the use of Internet communications such as email, or result in reductions in the demand for Internet-based services such as our platform. In addition, the use of the Internet and email as business tools could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands in Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. Any decrease in the use of the Internet or email would reduce demand for our platform and harm our business.

If we experience excessive credit card or other fraudulent activity, we could incur substantial costs.

        Most of our customers authorize us to bill their credit card or other online accounts directly for subscription fees that we charge. If people pay for our services with stolen credit cards or other wrongly obtained online account information, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card and other online payment processing companies from claims that the customer did not authorize the credit card or other online transaction to purchase our subscription. If the number of unauthorized credit card or other online transactions becomes excessive, we could be assessed substantial fines for excess chargebacks and we could lose the right to accept credit cards or other online accounts for payment, which could have a material adverse effect on our business and operating results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or the FASB, the Securities and Exchange Commission, or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results for periods prior to and subsequent to such change, and could affect the reporting of transactions completed before the announcement of a change.

        In particular, in May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services; this new accounting standard also impacts the recognition of sales commissions. As an "emerging growth company" the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act with respect to ASU 2014-09, and as a result ASU 2014-09 will become applicable to us on January 1, 2019.

        ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. We continue to evaluate the impact of the new standard and available adoption methods on our consolidated financial statements. We are in the process of evaluating arrangements with customers and identifying differences in accounting between new and existing standards. Regardless of the transition method, the application of this new guidance could have an adverse effect on our operating results in one or more periods as compared to what they would have been under current standards.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, valuation of goodwill and intangible assets, and stock-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the

Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" as defined in the JOBS Act.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, further increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        Moreover, the demands on management in operating a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies, are significant. Our management team may not successfully or efficiently manage us as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

        We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

        As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2018. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an "emerging growth company," as defined in the JOBS Act.

        If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be negatively affected. In addition, we could become subject to investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources and adversely affect our business, financial condition and operating results.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no prior market for our common stock. An active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

        There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all.

        We intend to apply to list our common stock on the New York Stock Exchange under the symbol "SEND." However, there can be no assurance that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. The lack of an active trading market for our common stock could depress the market price of our common stock and could affect your ability to sell your shares, thus causing the value of any investment in our common stock to decline.

Our stock price may be volatile, and the value of any investment in our common stock may decline.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, many of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  our operating performance and the operating performance of similar companies;

  •
  failure to meet revenue, earnings, key metrics or other financial or operational expectations that we establish or are established by securities analysts or investors;

  •
  the overall performance and volatility of the equity markets in general or of our industry in particular;

  •
  actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

  •
  the number of shares of our common stock publicly owned and available for trading;

  •
  threatened or actual litigation;

  •
  changes in laws or regulations affecting our business;

  •
  changes in our board of directors or management;

  •
  publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

  •
  public reaction to our press releases, other public announcements and filings with the SEC, including related to new services or functionalities or announced or completed acquisitions;

  •
  changes in accounting standards, policies, guidelines, interpretations or principles;

  •
  large volumes of sales of shares of our common stock by us or our existing stockholders; and

  •
  general political and economic conditions.

        In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our stock regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This form of litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

        The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will experience immediate dilution of $            per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of                        , 2017, after giving effect to the issuance of                    shares of our common stock in this offering. See "Dilution." To the extent outstanding options or warrants to purchase our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

        The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, there will be                shares of our common stock outstanding, based on the number of shares outstanding as of June 30, 2017, including the shares to be sold in this offering, which may be resold in the public market immediately. Substantially all of the remaining shares are currently restricted as a result of market stand-off agreements restricting their sale during the period ending 180 days after the date of this prospectus. In addition, substantially all of these shares are also subject to lock-up agreements with the representatives of the underwriters. Morgan Stanley & Co. LLC on behalf of the underwriters may, in its sole discretion, permit our officers, directors, employees and current security holders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        Additionally, 10,669,551 shares of our common stock subject to outstanding options and awards under our equity incentive plans as of June 30, 2017, will become eligible for sale in the public market in the future, subject to applicable vesting requirements, the lock-up agreements and market standoff provisions described above and Rules 144 and 701 under the Securities Act. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

        We also intend to register all                        shares of our common stock that will be initially reserved for issuance under our 2017 Equity Incentive Plan and our 2017 ESPP. Once we register these shares, they can be freely sold in the public market upon issuance and once vested and exercised, as applicable, subject to the lock-up agreements described above.

        As of June 30, 2017, the holders of an aggregate of 24,471,780 shares of our convertible preferred stock, which shares of convertible preferred stock will be converted into 24,471,780 shares of our common stock upon the closing of this offering, have rights, subject to certain conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders. The holder of the warrant to purchase 54,269 shares of our convertible preferred stock, which warrant will convert into a warrant to purchase 54,269 shares of our common stock upon the closing of this offering, also has these registration rights. The stockholders with these registration rights have waived such rights with respect to this offering.

        We may issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including developing and enhancing our technical infrastructure, platform and services, expanding our research and development efforts and selling and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, and expanding into new markets. We may also use a portion to make acquisitions or investments. However, we do not have any agreements or commitments for any acquisitions or strategic investments at this time. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Concentration of ownership among our officers, directors, significant stockholders and their affiliates may prevent new investors, including purchasers in this offering, from influencing corporate decisions.

        Our officers, directors and their affiliated funds and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own an aggregate of approximately        % of the outstanding shares of our common stock following this offering, assuming no exercise of the underwriters' option to purchase additional shares. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may have the effect of delaying or preventing a change of control of our company. Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquirer than other investors.

We do not intend to pay dividends for the foreseeable future.

        We never have declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. In addition, our credit facility restricts, and any future debt or preferred security arrangements may restrict, our ability to make distributions to our stockholders. We anticipate that we will retain any future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        For so long as we remain an "emerging growth company," as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, we have elected to take advantage of the extended transition period to comply with new or revised accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. We will remain an "emerging growth company" until the earliest of (i) the last day of the year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the first year in which our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a "large accelerated filer" as defined in the Exchange Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

  •
  authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

  •
  establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

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  prohibit cumulative voting in the election of directors;

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  provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

  •
  require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that the Court of Chancery of the State of Delaware or the U.S. federal district courts will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

        Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If too few securities analysts commence coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, particularly in the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, results of operations, business strategy and plans and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled "Risk Factors" and elsewhere in this prospectus, regarding, among other things:

  •
  our ability to effectively sustain and manage our growth and future expenses, and our ability to achieve and maintain future profitability;

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  our ability to attract new customers and to maintain and expand our existing customer base;

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  our dependence on our self-service model;

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  our ability to scale and update our platform to respond to customers' needs and rapid technological change;

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  our reliance on third parties, including for strategic relationships to sell our services and for network connectivity, hosting and other services;

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  the effects of increased competition on our market and our ability to compete effectively;

  •
  our ability to expand our operations and increase adoption of our platform internationally;

  •
  our ability to maintain, protect and enhance our brand;

  •
  our customers' and other platform users' violation of our policies or misuse of our platform;

  •
  the sufficiency of our cash and cash equivalents to satisfy our liquidity needs;

  •
  our failure or the failure of our platform of services to comply with applicable industry standards, laws and regulations;

  •
  our ability to maintain our corporate culture;

  •
  our ability to hire, retain and motivate qualified personnel;

  •
  our ability to identify targets for, execute on and realize the benefits of potential acquisitions;

  •
  our ability to estimate the size and potential growth of our target market; and

  •
  our ability to maintain proper and effective internal controls.

        These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus.

        You should read this prospectus and the documents that we have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

 MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including data from the NAICS Association regarding the number of businesses with five or more employees, data from the Small Business Administration, or the SBA, regarding the percentage of businesses with a web presence and our own internal data on our average customer revenue, on assumptions that we have made that are based on that data and other similar sources, including the appropriateness and applicability of that data for our use, and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

  •
  2017 Deliverability Benchmark Report: Analysis of Worldwide Inbox Placement Rates, Return Path, June 2017;

  •
  Email Marketing Benchmarks 2016 Relevancy, Frequency, Deliverability and Mobility, eMarketer, September 2016;

  •
  Email Statistics Report 2017-2021, The Radicati Group, Inc., February 2017;

  •
  National Client Email Report 2015, The Direct Marketing Association (UK) LTD, 2015;

  •
  The Future of Digital Communication: Topline Results, Egg Strategy, August 2017; and

  •
  The Inbox Report 2017: Consumer Perceptions of Email, Fluent, 2017.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price of $            per share remains the same, after deducting the estimated underwriting discounts and commissions.

        The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we intend to use the net proceeds from this offering for working capital and other general corporate purposes, including developing and enhancing our technical infrastructure, platform and services, expanding our research and development efforts and selling and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, and expanding into new markets.

        We may also use a portion of the net proceeds to make acquisitions of or invest in businesses, products, services or technologies that we believe to be complementary. We do not have any agreements or commitments for any such acquisitions or investments at this time.

        The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The timing and amount of capital expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

 DIVIDEND POLICY

        We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. The terms of our outstanding credit facility also restrict our ability to pay dividends, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2017, on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to the conversion of all the outstanding shares of our convertible preferred stock into an aggregate of 24,535,227 shares of our common stock and the conversion of an outstanding warrant to purchase shares of our convertible preferred stock into a warrant to purchase 54,269 shares of our common stock, each of which will occur automatically upon the closing of this offering; and

  •
  a pro forma as adjusted basis to give further effect to the sale of                        shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other final terms of the offering.

        You should read this table together with the sections of this prospectus titled "Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$37,625	$37,625	$

Preferred stock warrant liability	$719	$—	$

Convertible preferred stock, par value $0.001 per share;
24,697,410 shares authorized, 24,535,227 issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	80,688	—

Stockholders' equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual or pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, par value $0.001 per share, 50,000,000 shares authorized, 7,953,628 shares issued and outstanding, actual; shares authorized, 32,488,855 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	5	30
Additional paid-in-capital	7,906	89,288
Accumulated other comprehensive income (loss)	(5)	(5)
Accumulated deficit	(46,738)	(46,738)

Total stockholders' equity (deficit)	(38,832)	42,575

Total capitalization	$42,575	$42,575	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by approximately $             million, assuming that the assumed initial public offering price stays the same, after deducting the estimated underwriting discounts and commissions.

        The outstanding share information in the table above excludes, as of June 30, 2017, the following shares:

  •
  10,057,096 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2017, with a weighted average exercise price of $2.58 per share;

  •
  54,269 shares of our common stock issuable upon conversion of shares of our convertible preferred stock that are subject to an outstanding warrant as of June 30, 2017, with an exercise price of $2.764 per share;

  •
  466,571 shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which none were issued and outstanding as of June 30, 2017;

  •
  617,455 shares of our common stock issuable on the vesting and settlement of RSUs outstanding as of June 30, 2017;

  •
                          shares of our common stock to be reserved and available for future issuance under our 2017 Plan, which will become effective immediately prior to the date of the underwriting agreement for this offering (as more fully described in "Executive Compensation—Equity Incentive Plans"), including:

  •
  an aggregate of 1,594,046 shares of our common stock reserved for future grants under our 2012 Plan, which will be added to the shares reserved under our 2017 Plan, plus

  •
  any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan; and

  •
                      shares of our common stock reserved for issuance under our 2017 ESPP, which will become effective immediately prior to the date of the underwriting agreement for this offering and contains provisions that automatically increase its share reserve each year, as more fully described in the section titled "Executive Compensation—Equity Incentive Plans."

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of                    , was $         million, or $        per share. Our pro forma net tangible book value as of                        , was $             million, or $            per share, based on the total number of shares of our common stock outstanding as of                        , after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of                        , into an aggregate of                        shares of our common stock, which conversion will occur upon the closing of the offering and (ii) the reclassification of our preferred stock warrant liability to additional paid-in capital upon the closing of this offering.

        After giving effect to the sale of shares of our common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                        , would have been $         million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

        The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share as of

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors participating in this offering		$

        Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Each increase or decrease of 1,000,000 shares in the number of shares of our common stock we are offering would increase or decrease the pro forma as adjusted net tangible book value by approximately $        per share and the dilution to new investors by $        per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share would be $      per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $      per share.

        The following table summarizes, as of                        :

  •
  the total number of shares of our common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

  •
  the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

        Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

        In addition, to the extent any outstanding options or the outstanding warrant are exercised, new investors would experience further dilution.

        Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the closing of this offering.

        The number of shares of our common stock that will be outstanding after this offering is based on                        shares outstanding as of                        , and excludes:

  •
                          shares of our common stock issuable upon the exercise of stock options outstanding as of                        , with a weighted average exercise price of $        per share;

  •
                              shares of our common stock issuable upon conversion of shares of our convertible preferred stock that are subject to an outstanding warrant as of                        , with an exercise price of $            per share;

  •
                          shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which                         were issued and outstanding as of                        ;

  •
                          shares of our common stock issuable on the vesting and settlement of RSUs outstanding as of                        ;

  •
                          shares of our common stock to be reserved and available for future issuance under our 2017 Plan, including:

  •
  an aggregate of                        shares of our common stock reserved for future grants under our 2012 Plan, which will be added to the shares reserved under our 2017 Plan, plus

  •
  any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan; and

  •
                          shares of our common stock reserved for issuance under our 2017 ESPP, which will become effective immediately prior to the date of the underwriting agreement for this offering and contains provisions that automatically increase its share reserve each year, as more fully described in the section titled "Executive Compensation—Equity Incentive Plans."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our historical consolidated financial data. We have derived the historical consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015 and 2016, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the historical consolidated statements of operations data for the six months ended June 30, 2016 and 2017, and the historical consolidated balance sheet data as of June 30, 2017, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management's opinion, we have prepared our unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, which include only normal recurring adjustments, necessary to state fairly the financial information set forth in those statements. The following summary consolidated financial data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the full year or any other period.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$42,776	$58,476	$79,929	$36,157	$51,843
Cost of revenue(1)(2)	15,187	18,961	21,605	10,603	13,745

Gross profit	27,589	39,515	58,324	25,554	38,098

Operating expenses:(1)(2)
Research and development	15,290	18,959	21,178	10,343	13,663
Selling and marketing	15,260	13,737	21,800	9,954	13,458
General and administrative(3)(4)	9,550	12,477	18,920	8,499	13,538
Loss on disposal of assets	63	1	27	27	2

Total operating expenses	40,163	45,174	61,925	28,823	40,661

Loss from operations	(12,574)	(5,659)	(3,601)	(3,269)	(2,563)
Other income (expense), net(5)	(386)	(195)	(307)	(212)	(571)
Net loss before provision for income taxes	(12,960)	(5,854)	(3,908)	(3,481)	(3,134)
Provision for income taxes	—	—	—	—	—

Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)

Weighted average shares used in computing net loss per share, basic and diluted(6)	5,194	7,091	7,521	7,476	7,896
Net loss per share, basic and diluted(6)	$(2.50)	$(0.83)	$(0.52)	$(0.47)	$(0.40)

Pro forma weighted average shares outstanding(6)			29,921		32,431
Pro forma net loss per share(6)			$(0.13)		$(0.08)

(1)
Amounts include stock-based compensation expense as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Cost of revenue	$103	$97	$131	$62	$151
Research and development	157	379	552	257	362
Selling and marketing	125	193	402	160	315
General and administrative	309	706	814	400	553

Total stock-based compensation	$694	$1,375	$1,899	$879	$1,381

(2)
Amounts include merger and acquisition expense as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Cost of revenue	$—	$—	$—	$—	$38
Research and development	—	—	—	—	195
Selling and marketing	—	—	—	—	6
General and administrative	—	—	—	—	232

Total merger and acquisition expense	—	—	—	—	$471

(3)
Includes third-party consulting services related to preparation to become and operate as a public company of $0, $0, $0.1 million, $0 and $0.3 million for the years ended December 31, 2014, 2015 and 2016, and the six months ended June 30, 2016 and 2017, respectively.

(4)
Includes restructuring expense of $0, $0, $0.4 million, $0.1 million and $1.0 million for the years ended December 31, 2014, 2015 and 2016, and the six months ended June 30, 2016 and 2017, respectively.

(5)
Includes warrant interest expense of $0.1 million, $0, $0.1 million, $0.1 million and $0.5 million for the years ended December 31, 2014, 2015 and 2016, and the six months ended June 30, 2016 and 2017, respectively.

(6)
See Notes 2 and 13 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted and pro forma net loss per common share attributable to common stockholders.

	As of Dec. 31,
			As of Jun. 30, 2017
	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,269	$40,400	$37,625
Working capital	5,665	33,775	29,436
Property and equipment, net	10,413	19,190	24,924
Total assets	24,676	66,635	73,394
Total stockholders' deficit	$(35,947)	$(37,780)	$(38,832)

Non-GAAP Financial Measures

        To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

        We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial metrics to assist investors in seeing our financial performance through the eyes of management, and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Adjusted net income (loss)	$(12,190)	$(4,460)	$(1,440)	$(2,365)	$576
Free cash flow	(13,584)	(3,965)	(2,462)	(1,005)	(889)

  Adjusted net income (loss)

        We use the non-GAAP financial measure of adjusted net income (loss), which is defined as GAAP net income (loss), excluding stock-based compensation expense, restructuring expense, costs associated with mergers and acquisitions, warrant interest expense and non-capitalizable costs associated with this initial public offering. Due to our significant federal and state net operating loss carryforwards, as well as a full valuation against our net deferred tax assets, there is no income tax effect on adjusted net income (loss) in the presented periods. We believe that adjusted net income (loss) helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in adjusted net income (loss). Additionally our executive compensation structure uses an adjusted net income (loss) target as one of the components when calculating payments that have been earned.

        The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted net income (loss), for each of the periods presented:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)
Stock-based compensation expense	694	1,375	1,899	879	1,381
Restructuring expense	—	—	384	136	1,014
Merger and acquisition expense	—	—	—	—	471
Adjustment to convertible preferred stock warrant liability	76	19	86	102	518
Certain IPO costs	—	—	98	—	326

Adjusted net income (loss)	$(12,190)	$(4,460)	$(1,440)	$(2,365)	$576

        There are a number of limitations related to the use of adjusted net income (loss) as compared to net loss, including that adjusted net income (loss) excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

  Free cash flow

        We use the non-GAAP financial measure of free cash flow, which is defined as GAAP net cash flows from operating activities, reduced by purchase of property and equipment, and principal payments on capital lease obligations. We believe free cash flow is an important liquidity measure of the cash that is available, after capital expenditures, for operational expenses, investment in our business and to make acquisitions. Free cash flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

        The following table presents a reconciliation of net cash from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow for each of the periods presented:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Net cash flows from operating activities	$(9,640)	$1,230	$9,689	$2,404	$5,122
Purchase of property and equipment	(2,446)	(1,256)	(7,087)	(1,001)	(3,014)
Principal payments on capital lease obligations	(1,498)	(3,939)	(5,064)	(2,408)	(2,997)

Free cash flow	$(13,584)	$(3,965)	$(2,462)	$(1,005)	$(889)

        There are a number of limitations related to the use of free cash flow as compared to net cash from operating activities, including that free cash flow does not reflect future contractual commitments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a leading digital communication platform, enabling businesses to engage with their customers via email reliably, effectively and at scale. Our cloud-based platform allows for frictionless adoption and immediate value creation for businesses, providing their developers and marketers with the tools to seamlessly and effectively reach their customers using email. Since our inception we have processed more than one trillion emails.

        SendGrid was started by three developers who found themselves spending an increasing amount of time resolving email issues rather than working on the core products of their emerging technology companies. Frustrated with the time and effort required to send email at scale, they started our company with the goal of building an effective and easy to adopt platform for scalable email delivery. Since our founding, we have focused on extending the scale and reliability of our platform while expanding the scope of our offerings. We introduced our Email API service in 2009, which allowed businesses to send both transactional and marketing emails. We continued to add functionality to our platform and in late 2015 introduced our Marketing Campaigns service, which allows marketers to upload and manage customer contact lists, create and test email templates, and then execute and analyze multi-faceted email campaigns that engage customers and drive growth. In 2016, we introduced Expert Services to help businesses further optimize the deliverability of their emails and the effectiveness of their email marketing programs.

        Our services are designed to be easy to adopt and affordable for businesses of all sizes. Our services are easily accessible from our website, with transparent pricing and a monthly contract term. Our customers pay for what they need and can begin using our services in minutes. We generate revenue primarily through sales of subscriptions to our services. We offer our Email API service on a subscription basis, priced based on email volume. Our Email API service pricing plans start at $9.95 per month for up to 40,000 emails. Our Marketing Campaigns service is priced based on the number of email contacts stored on our platform in addition to the volume-based pricing associated with the Email API service. Businesses using our Marketing Campaigns service must also use our Email API service for email delivery, and we consider revenue from our Marketing Campaigns service to include revenue generated from subscriptions by our Marketing Campaigns customers both to store email contacts on our system and to send emails through our Email API service. Expert Services are charged either on a monthly basis or as a one-time consultation fee and to date has accounted for a de minimus percentage of our total revenue.

        We primarily sell to developers and marketers who want easy to use, self-service tools. Businesses learn about us through our marketing efforts or through our user community and sign up through our website. We offer documentation to enable self-service onboarding and 24 x 7 support to answer questions. We also sell our services to and through leading public cloud infrastructure providers and ecommerce platforms, such as Heroku and Microsoft Azure, software vendors that offer complementary products and with which we co-sell our Email API and Marketing Campaigns services, such as Github, New Relic and Twilio, and digital marketing agencies, such as Deloitte Digital, which resell our services to their clients. Additionally, we have a limited inside sales team to manage inbound interest from businesses.

        We target any business that needs to deliver transactional or marketing email. As a result, our customers include SMBs and large enterprises across a wide range of industries. As of June 30, 2017, we had more than 55,000 customers globally. We believe a relatively small number of these businesses have more than one unique paying account with us, and we count each of these accounts as a separate customer. No single customer represented more than 2% of annual total revenue in 2014, 2015 or 2016 or for the six months ended June 30, 2017, and our ten largest customers comprised less than 10% of our total revenue in each of 2014, 2015 and 2016 and for the six months ended June 30, 2017.

        We have a history of attracting new customers that increase their spend with us over time. Our customers generally increase spend as their businesses grow, they send more email, or as they expand their use of our services. The chart below illustrates the annual total revenue from each customer cohort over the years presented. Each cohort represents customers that made their initial purchase from us in a given year. For example, the 2012 cohort represents all customers that made their initial purchase from us between January 1, 2012 and December 31, 2012. The 2012 cohort increased their contribution to our annual total revenue from $4.8 million in 2012 to $15.4 million in 2016, growing by 221% over that five-year period.

Annual Revenue by Cohort

        Our historical revenue has generally grown linearly throughout the quarter, as shown by the chart below. Because we utilize a self-service model, customers generally sign up for our services on our website without interacting with anyone at the company, as we do not have a traditional enterprise salesforce.

Percentage of Revenue by Day

        We have achieved significant growth in recent periods. For 2014, 2015, 2016 and the six months ended June 30, 2017:

  •
  our total revenue was $42.8 million, $58.5 million, $79.9 million, and $51.8 million, respectively;

  •
  our net loss was $13.0 million, $5.9 million, $3.9 million, and $3.1 million, respectively;

  •
  our adjusted net income (loss) was $(12.2) million, $(4.5) million, $(1.4) million, and $0.6 million, respectively;

  •
  net cash flows from operating activities were $(9.6) million, $1.2 million, $9.7 million, and $5.1 million, respectively; and

  •
  our free cash flow was $(13.6) million, $(4.0) million, $(2.5) million, and $(0.9) million, respectively.

        See "Selected Consolidated Financial Data" for more information on our adjusted net income (loss) and free cash flow and a reconciliation to net income (loss) and net cash flows from operating activities, respectively.

Key Factors Affecting Our Performance

        The following are the key factors affecting our performance:

  Attracting New Customers and Expanding with Existing Customers

        We had over 55,000 customers globally as of June 30, 2017. We believe we are less than 3% penetrated in our potential addressable customer base. Our revenue grows as our customers scale and send more email. Our typical adoption pattern begins with a developer who signs up for our Email API service. Once a customer begins using our Email API service, the customer often increases the number of emails sent through our service over time, principally as a result of the customer's organic growth and also through the adoption of additional use cases and services, in each case typically without significant incremental marketing expenditures from us.

        Since launching our Marketing Campaigns service in late 2015, we have seen strong receptivity from marketers, with over 7,400 customers using the service as of June 30, 2017. We intend to grow our Marketing Campaigns business by adding new Marketing Campaigns customers and by cross selling into our existing Email API service customer base. Many of our customers using our Email API service for transactional email do not use a separate, dedicated marketing product, and we believe that our Marketing Campaigns service offers them a highly attractive proposition. The growth of our business is dependent on our ability to attract and retain new customers and to expand services with existing customers.

  Increasing International Revenue

        Customers outside the United States are increasingly using our services. We define U.S. revenue as revenue derived from customers with U.S. billing addresses and international revenue as all other revenue. In each of 2014, 2015 and 2016, more than 36% of our total revenue was from outside the United States, and during that period our international revenue increased by $13.5 million, or approximately 84%. Recently, we opened our first international sales and marketing office, located in London. We plan to grow our international revenue by expanding our sales and marketing efforts in select countries and regions, through increased leverage with international strategic partners, and through localization of our services and support. To the extent that increased costs from our international expansion are not offset by sufficient revenue growth, our profitability will be harmed.

  Increasing Reliance on Strategic Partners

        We have established strategic relationships with a number of other companies and we intend to continue to invest in, and expand, such relationships. Our partner ecosystem includes strategic relationships with leading public cloud infrastructure providers and ecommerce platforms, software vendors that offer complementary products and with which we co-sell our Email API and Marketing Campaigns services, and digital marketing agencies, which resell our services to their clients. Sales to or through these strategic partners accounted for 3%, 4% and 5% of our total revenue in 2015, 2016 and the six months ended June 30, 2017, respectively. Increased sales through our strategic partners will have an impact on our revenue growth and operating margin.

  Seasonality

        Given our volume pricing model, our revenue is directly correlated with the number of emails sent by our customers. During the fourth-quarter holiday season, our customers process a relatively higher number of transactions, run a greater number of marketing programs, and therefore send more emails. Partially because of this seasonality, a greater percentage of our annual revenue has come from our fourth quarter than from other quarters. In each of 2014, 2015 and 2016, 28% to 29% of our annual revenue was in our fourth quarter. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Seasonality may become more pronounced in the future to the extent our revenue mix shifts between our Email API, Marketing Campaigns and other revenue sources over time.

Key Business Metrics

        We regularly review the following key metrics to measure performance, identify trends, formulate financial projections and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics. In addition, other companies may not calculate similarly titled metrics in a consistent manner, which may hinder comparability.

  Customers

        We believe that the size of our customer base is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define a customer as any user account from which we derive revenue during the last month of the period. In general, we count each of our strategic partners as a single customer regardless of how many end customers the strategic partner may have that are using our services.

  Email volume

        We believe email volume is an important measure of our business because it is a key indicator of volume growth and our ability to generate revenue, since a substantial majority of our revenue is based on the number of emails processed. Email volume consists of the total number of emails we processed in a given period.

        The graphic below on the left shows the growth in our number of customers (in thousands) through June 30, 2017. The graphic below on the right shows the growth in our quarterly email volume (in billions) through June 30, 2017 and illustrates seasonal trends in email volume, as discussed in the section titled "—Key Factors Affecting Our Performance—Seasonality."

  Subscription Net Dollar Retention Rate

        We believe subscription net dollar retention rate is an important measure for evaluating our business because it quantifies the impact on revenue growth of both retention and expansion of our existing customers.

        Our ability to drive growth and generate incremental revenue depends, in part, on our ability to retain our customers and increase their use of our platform. An important way in which we track our performance in this area is by measuring subscription net dollar retention rate.

        Our subscription net dollar retention rate increases when our customers increase their volume usage of our Email API service or extend usage of our platform. Our subscription net dollar retention rate decreases when customers temporarily or permanently cease or reduce volume usage on our platform. Changes in our pricing may materially impact our subscription net dollar retention rate in the future, but did not have a material impact for any of the periods presented.

        Our subscription net dollar retention rate compares the subscription revenue from a set of customers in a period to the same period in the prior year. To calculate the subscription net dollar retention rate for a period, we first identify the cohort of customers that were customers in the equivalent prior year period. Subscription net dollar retention rate for a period is the quotient obtained by dividing the subscription revenue generated from that cohort in a period, by the subscription revenue generated from that same cohort in the corresponding prior period.

        One of the components of our subscription net dollar retention rate is our subscription gross dollar churn rate, which is indicative of lost revenue period over period from customers that contribute no revenue in the measured period but did contribute revenue in the equivalent prior year period. We calculate subscription gross dollar churn rate in a period in two steps: first, we measure the amount of subscription revenue in the same period in the prior year from customers that contributed revenue in the prior period but did not contribute revenue in the given period; and second, we divide the result of the first step by the total subscription revenue in the equivalent prior year period.

        For 2014, 2015, 2016 and the six months ended June 30, 2016 and June 30, 2017, our subscription gross dollar churn rate was 13%, 12%, 11%, 11% and 10%, respectively. Our subscription net dollar retention rate for those periods is set forth in the table below.

        The following are our key metrics as of and for each of 2014, 2015, 2016 and the six months ended June 30, 2016 and June 30, 2017.

	December 31,			June 30,
	2014	2015	2016	2016	2017
Customers (in thousands) (at period end)	28.5	33.4	45.9	40.0	55.2
Email volume (in billions) (for the period ended)	161	233	338	149	210
Subscription net dollar retention rate (for the period ended)	116%	112%	111%	110%	117%

Components of Results of Operations

  Revenue

        We generate revenue primarily through the sale of our Email API and Marketing Campaigns services, which we sell on a monthly subscription basis. Sales of our Email API service accounted for 79%, 79%, 79% and 80% of our total revenue in 2014, 2015, 2016 and the six months ended June 30, 2017, respectively. Other sources of revenue for these periods consisted of sales of our email marketing services, including sales of our Marketing Campaigns service and its predecessor, and other sources, including professional services. Revenue attributed to sales of our Email API service does not include the portion of revenue generated by subscriptions by our email marketing services customers to send emails through our Email API service.

        Our customers subscribe to our Email API service through a plan that provides for a predetermined allowance of renewable email credits to be used each month. Usage above the plan's credit allowance is billed as an overage charge. All plans include basic customer support.

        Certain customers also subscribe to our Marketing Campaigns service. Our customers store email contacts and segmentation information on our platform in order to customize communications.

        Our revenue is generally recognized ratably over the applicable service period.

  Cost of Revenue

        Cost of revenue consists principally of depreciation and amortization expense related to hosting equipment and outsourced managed hosting costs. Other components include employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead. We expect our cost of revenue to continue to increase in absolute dollar amounts as we invest in our business.

  Gross Profit and Gross Margin

        Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including our pricing, our mix of services sold and our ability to increase total revenue at a sufficient rate to cover fixed costs.

  Operating Expenses

        Our operating expenses consist of research and development, selling and marketing, and general and administrative expenses.

  Research and Development Expense

        Research and development expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead. Also included are non-personnel costs, such as subcontracting, consulting and professional fees for third party development resources and depreciation costs. Our research and development efforts focus on maintaining and enhancing functionality of existing services and adding new features and services. We expect research and development expense to increase in absolute dollars as we invest in the enhancement of our services.

  Selling and Marketing Expense

        Selling and marketing expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead. These expenses also include expenditures related to advertising, marketing, promotional events, and brand awareness activities. We expect selling and marketing expense to continue to increase in absolute dollars as we enhance our services and implement new marketing strategies.

  General and Administrative Expense

        General and administrative expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead for those employees associated with administrative services such as legal, human resources, information technology, accounting, and finance. These expenses also include certain third-party consulting services, certain facilities costs, credit card processing fees, and any corporate overhead costs not allocated to other expense categories.

        We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. We also anticipate that we will incur additional costs for employees and third-party consulting services related to preparation to become and operate as a public company.

Results of Operations

        The following table sets forth our consolidated statements of operations data for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$42,776	$58,476	$79,929	$36,157	$51,843
Cost of revenue(1)(2)	15,187	18,961	21,605	10,603	13,745

Gross profit	27,589	39,515	58,324	25,554	38,098

Operating Expenses:(1)(2)
Research and development	15,290	18,959	21,178	10,343	13,663
Selling and marketing	15,260	13,737	21,800	9,954	13,458
General and administrative(3)(4)	9,550	12,477	18,920	8,499	13,538
Loss on disposal of assets	63	1	27	27	2

Total operating expenses	40,163	45,174	61,925	28,823	40,661

Loss from operations	(12,574)	(5,659)	(3,601)	(3,269)	(2,563)

Other income (expense), net(5)	(386)	(195)	(307)	(212)	(571)
Net loss before provision for income taxes	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)
Provision for income taxes	—	—	—	—	—

Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)

(1)
Includes stock-based compensation expense as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Cost of revenue	$103	$97	$131	$62	$151
Research and development	157	379	552	257	362
Selling and marketing	125	193	402	160	315
General and administrative	309	706	814	400	553

Total	$694	$1,375	$1,899	$879	$1,381

(2)
Includes merger and acquisition expense as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Cost of revenue	$—	$—	$—	$—	$38
Research and development	—	—	—	—	195
Selling and marketing	—	—	—	—	6
General and administrative	—	—	—	—	232

Total merger and acquisition expense	—	—	—	—	$471

(3)
Includes third-party consulting services related to preparation to become and operate as a public company of $0, $0, $0.1 million, $0 and $0.3 million for the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, respectively.

(4)
Includes restructuring expense of $0, $0, $0.4 million, $0.1 million and $1.0 million for the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, respectively.

(5)
Includes warrant interest expense of $0.1 million, $0, $0.1 million, $0.1 million and $0.5 million for the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, respectively.

        The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	36	32	27	29	27

Gross margin	64	68	73	71	73

Operating Expenses:
Research and development	36	32	26	29	26
Selling and marketing	36	23	27	28	26
General and administrative	22	21	24	24	26
Loss on disposal of assets	—	—	—	—	—

Total operating expenses	94	77	77	80	78

Loss from operations	(29)	(10)	(5)	(9)	(5)
Other income (expense), net	(1)	—	—	(1)	(1)
Net loss before provision for income taxes	(30)	(10)	(5)	(10)	(6)
Provision for income taxes	—	—	—	—	—

Net loss	(30)%	(10)%	(5)%	(10)%	(6)%

Six Months Ended June 30, 2016 and 2017

  Revenue

	For the Six Months Ended June 30,
	2016	2017	$ Change	% Change
	(in thousands)
Revenue	$36,157	$51,843	$15,686	43%

        Total revenue increased $15.7 million, or 43%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. The increase was primarily attributable to an increase in email volume from, and sales of additional services to, existing customers and, to a lesser extent, sales of our Email API service and other services to new customers. Our overall email volume increased to 210 billion in the first six months of 2017 from 149 billion in the same period in 2016 and our number of customers increased by 41% from June 30, 2016 to June 30, 2017. Revenue from email marketing services, including our Marketing Campaigns service and its predecessor, increased by $2.1 million, or 31%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. Revenue from our Marketing Campaigns service increased by $3.2 million, or 116%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016, as a result of sales to new and existing customers, a portion of which is attributable to sales to customers that converted to our Marketing Campaigns service from its predecessor following our announcement that we would phase out our predecessor email marketing service in 2017.

  Cost of Revenue and Gross Margin

	For the Six Months Ended June 30,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$10,603	$13,745	$3,142	30%
Gross margin	71%	73%

        Cost of revenue increased $3.1 million, or 30%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. This increase was attributable to a $1.6 million increase in data center and hosting costs due to additional property and equipment used to support growth of the business, as well as a $1.6 million increase in employee related costs due to an increase in headcount related to delivering our services and supporting our customers. There was also an increase of $0.3 million in other expenses, including allocated overhead. These increases were partially offset by a decrease in costs related to third-party consulting services of $0.4 million.

        Gross margin increased to 73% in the six months ended June 30, 2017 compared to 71% in the six months ended June 30, 2016 primarily due to total revenue increasing at a higher rate than the associated costs.

  Operating Expenses

  Research and Development

	For the Six Months Ended June 30,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Research and development	$10,343	$13,663	$3,320	32%
As a percentage of revenue	29%	26%

        Research and development expense increased $3.3 million, or 32%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. This increase was due to a $2.6 million increase in employee related costs due to an increase in headcount to support additional research and development initiatives and a $0.5 million increase in other expenses, including allocated overhead. The remaining increase of $0.2 million was related to merger and acquisition costs.

  Selling and Marketing

	For the Six Months Ended June 30,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Selling and marketing	$9,954	$13,458	$3,504	35%
As a percentage of revenue	28%	26%

        Selling and marketing expense increased $3.5 million, or 35%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. This increase was due to a $1.9 million increase in advertising and promotion expense, a $1.2 million increase in employee related costs related to increased headcount, and a $0.6 million increase in other expenses, including allocated overhead. These increases were partially offset by a decrease in costs related to third-party consulting services of $0.2 million.

  General and Administrative

	For the Six Months Ended June 30,
	2016	2017	$ Change	% Change
	(dollars in thousands)
General and administrative	$8,499	$13,538	$5,039	59%
As a percentage of revenue	24%	26%

        General and administrative expense increased $5.0 million, or 59%, in the six months ended June 30, 2017, compared to the six months ended June 30, 2016. This increase was attributable to a $2.5 million increase in employee related costs, largely due to an increase in headcount to support the growth of our business, a $0.9 million increase related to business operations expense, a $0.9 million increase in restructuring expense related to the relocation of our headquarters, $0.4 million increase in office expense, a $0.3 million increase in costs related to our planned initial public offering, and a $0.5 million increase in other expenses, including allocated overhead. These increases were partially offset by a $0.5 million decrease in travel and entertainment expense.

Years Ended December 31, 2014, 2015 and 2016

  Revenue

	For the Year Ended December 31,			2015 vs. 2014		2016 vs. 2015
	2014	2015	2016	$ Change	% Change	$ Change	% Change
	(in thousands)
Revenue	$42,776	$58,476	$79,929	$15,700	37%	$21,453	37%

        Total revenue increased $21.5 million, or 37%, in 2016, compared to 2015. The increase was primarily attributable to an increase in email volume from, and sales of additional services to, existing customers and, to a lesser extent, sales of our Email API service and other services to new customers. Our overall email volume increased to 338 billion in 2016 from 233 billion in 2015 and our number of customers increased by 36% from December 31, 2015 to December 31, 2016. Revenue from our email marketing services, including our Marketing Campaigns service and its predecessor, increased by $3 million, or 26%, in 2016, compared to 2015. Revenue from our Marketing Campaigns service increased by $6.3 million, or 843%, in 2016, compared to 2015, as a result of our offering the service for the full year in 2016 following its introduction in late 2015 and sales to new and existing customers, a portion of which were users of our predecessor email marketing service.

        Total revenue increased $15.7 million, or 37%, in 2015, compared to 2014. The increase was primarily attributable to an increase in email volume from, and sales of additional services to, existing customers and, to a lesser extent, sales of our Email API service and other services to new customers. Our overall email volume increased to 233 billion in 2015 from 161 billion in 2014 and our number of customers increased by 18% from December 31, 2014 to December 31, 2015. Revenue from our email marketing services, including our Marketing Campaigns service and its predecessor, increased by $2.9 million, or 33%, in 2015, compared to 2014. We launched our Marketing Campaigns service in 2015 and accordingly had no Marketing Campaigns revenue in 2014.

  Cost of Revenue and Gross Margin

	For the Year Ended December 31,			2015 vs. 2014		2016 vs. 2015
	2014	2015	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$15,187	$18,961	$21,605	$3,774	25%	$2,644	14%
Gross margin	64%	68%	73%

        Cost of revenue increased $2.6 million, or 14%, in 2016, compared to 2015. The increase was primarily attributable to a $1.4 million increase in data center and hosting costs due to additional property and equipment used to support growth of the business, as well as a $1.2 million increase in employee related costs due to an increase in headcount related to delivering our services and supporting our customers.

        Cost of revenue increased $3.8 million, or 25%, in 2015, compared to 2014. The increase was primarily attributable to a $2.2 million increase in data center and hosting costs due to additional property and equipment used to support growth of the business, as well as a $1.0 million increase in employee related costs, a $0.5 million increase in costs related to third-party consulting services and a $0.1 million increase in other expenses, including allocated overhead.

  Operating Expenses

  Research and Development

	For the Year Ended December 31,			2015 vs. 2014		2016 vs. 2015
	2014	2015	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Research and development	$15,290	$18,959	$21,178	$3,669	24%	$2,219	12%
As a percentage of revenue	36%	32%	26%

        Research and development expense increased $2.2 million, or 12%, in 2016 compared to 2015. This increase was primarily a result of a $2.9 million increase in engineering employee related costs related to additional research and development initiatives, partially offset by a $0.4 million decrease in other expenses, including allocated overhead, and a decrease in costs related to third-party consulting services of $0.3 million.

        Research and development expense increased $3.7 million, or 24%, in 2015 compared to 2014. This increase was a result of a $5.4 million increase in engineering employee related costs related to additional research and development initiatives, a $0.3 million increase in office expense, and a $0.3 million increase in business operations expense and software costs. These increases were partially offset by a decrease in costs related to third-party consulting services of $2.3 million.

  Selling and Marketing

	For the Year Ended December 31,			2015 vs. 2014		2016 vs. 2015
	2014	2015	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Selling and marketing	$15,260	$13,737	$21,800	$(1,523)	(10)%	$8,063	59%
As a percentage of revenue	36%	23%	27%

        Selling and marketing expense increased $8.1 million, or 59%, in 2016 compared to 2015. This increase was a result of a $3.9 million increase in employee related costs due to an increase in headcount, a $3.0 million increase in advertising and promotion expense due to implementation of a new advertising strategy, a $0.6 million increase in costs related to third-party consulting services, and a $0.6 million increase in other expenses, including allocated overhead.

        Selling and marketing expense decreased $1.5 million, or 10%, in 2015 compared to 2014. This decrease was a result of a $0.6 million decrease in costs related to third-party consulting services, a $0.5 million decrease in employee related costs and a $0.4 million decrease in travel and entertainment expense.

  General and Administrative

	For the Year Ended December 31,			2015 vs. 2014		2016 vs. 2015
	2014	2015	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
General and administrative	$9,550	$12,477	$18,920	$2,927	31%	$6,443	52%
As a percentage of revenue	22%	21%	24%

        General and administrative expense increased $6.4 million, or 52%, in 2016 compared to 2015. This increase was a result of a $2.7 million increase in employee related costs, a $0.9 million increase in office expense, a $0.9 million increase in costs related to business operations, a $0.7 million increase in third-party consulting services, a $0.4 million increase in software expense, and a $0.8 million increase in restructuring expense related to the relocation of our headquarters and other expenses, including allocated overhead.

        General and administrative expense increased $2.9 million, or 31%, in 2015 compared to 2014. This increase was a result of a $1.5 million increase in employee related costs to support the increased scale of our business, a $0.3 million increase in travel and entertainment expense and a $1.1 million increase in other expenses, including allocated overhead.

Quarterly Results of Operations

        The following tables set forth unaudited quarterly statements of operations data for each of the ten quarters in the period ended June 30, 2017. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly results are not necessarily indicative of our operating results to be expected for 2017 or any other future period.

	For the Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$12,885	$14,146	$14,985	$16,460	$17,125	$19,032	$20,701	$23,071	$24,831	$27,012
Cost of revenue	4,258	4,517	4,891	5,295	5,237	5,366	5,393	5,609	6,471	7,274

Gross profit	8,627	9,629	10,094	11,165	11,888	13,666	15,308	17,462	18,360	19,738

Operating Expenses:
Research and development	4,636	4,529	4,783	5,011	5,238	5,105	5,289	5,546	6,524	7,139
Selling and marketing	3,081	3,360	3,403	3,893	4,507	5,447	5,357	6,489	6,588	6,870
General and administrative	2,709	3,063	3,087	3,618	3,942	4,558	4,589	5,831	7,044	6,494
Loss (gain) on disposal of assets	1	—	1	(1)	27	—	—	—	—	2

Total operating expenses	10,427	10,952	11,274	12,521	13,714	15,110	15,235	17,866	20,156	20,505

Income (loss) from operations	(1,800)	(1,323)	(1,180)	(1,356)	(1,826)	(1,444)	73	(404)	(1,796)	(767)

Other income (expense), net	(40)	(34)	(52)	(69)	(53)	(159)	(74)	(21)	(5)	(566)

Net loss before provision for income taxes	(1,840)	(1,357)	(1,232)	(1,425)	(1,879)	(1,603)	(1)	(425)	(1,801)	(1,333)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—

Net loss
	$(1,840)	$(1,357)	$(1,232)	$(1,425)	$(1,879)	$(1,603)	$(1)	$(425)	$(1,801)	$(1,333)

Other Data:
Adjusted net income (loss)	$(1,461)	$(1,130)	$(857)	$(1,012)	$(1,448)	$(917)	$534	$390	$25	$551

Free cash flow	$(1,271)	$(784)	$(1,214)	$(696)	$(1,079)	$74	$(155)	$(1,302)	$(1,581)	$692

	For the Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017
	(as a percentage of total revenue)
Consolidated Statements of Operation Data
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	33	32	33	32	31	28	26	24	26	27

Gross margin	67	68	67	68	69	72	74	76	74	73

Operating Expenses:
Research and development	36	32	32	30	31	27	26	24	26	26
Selling and marketing	24	24	23	24	26	29	26	28	27	25
General and administrative	21	22	21	22	23	24	22	25	28	24
Loss (gain) on disposal of assets	—	—	—	—	—	—	—	—	—	—

Total operating expenses	81	77	75	76	80	79	74	77	81	76

Income (loss) from operations	(14)	(9)	(8)	(8)	(11)	(8)	—	(2)	(7)	(3)

Other income (expense), net	—	—	—	—	—	(1)	—	—	—	(2)

Net loss before provision for income taxes	(14)	(10)	(8)	(9)	(11)	(8)	—	(2)	(7)	(5)

Provision for income taxes	—	—	—	—	—	—	—	—	—	—

Net loss	(14)%	(10)%	(8)%	(9)%	(11)%	(8)%	—%	(2)%	(7)%	(5)%

Other Data:
Adjusted net income (loss)	(11)%	(8)%	(6)%	(6)%	(8)%	(5)%	3%	2%	0%	2%

Free cash flow	(10)%	(6)%	(8)%	(4)%	(6)%	0%	(1)%	(4)%	(6)%	3%

        Adjusted net income (loss) is not a measure determined in accordance with GAAP and should not be considered in isolation or as a substitute for operating income (loss), net income (loss), or any other measure determined in accordance with GAAP.

        The following table shows a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to adjusted net income (loss) for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017
	(in thousands)
Net loss	$(1,840)	$(1,357)	$(1,232)	$(1,425)	$(1,879)	$(1,603)	$(1)	$(425)	$(1,801)	$(1,333)
Stock-based compensation expense	374	236	375	390	431	448	494	526	588	793
Restructuring expense	—	—	—	—	—	136	17	231	847	167
Merger and acquisition expense	—	—	—	—	—	—	—	—	257	214
Adjustment to convertible preferred stock warrant liability	5	(9)	—	23	—	102	24	(40)	(26)	544
Certain IPO costs	—	—	—	—	—	—	—	98	160	166

Adjusted net income (loss)	$(1,461)	$(1,130)	$(857)	$(1,012)	$(1,448)	$(917)	$534	$390	$25	$551

        Free cash flow is not a measure determined in accordance with GAAP and should not be considered in isolation or as a substitute for cash flows from operations, operating income (loss), net income (loss), or any other measure determined in accordance with GAAP.

        The following table shows a reconciliation of net cash flows from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017
	(in thousands)
Net cash flows from operating activities	$(182)	$652	$175	$585	$217	$2,187	$4,647	$2,638	$1,729	$3,393
Purchase of property and equipment	(236)	(456)	(342)	(222)	(212)	(789)	(3,497)	(2,589)	(1,793)	(1,221)
Principal payments on capital lease obligations	(853)	(980)	(1,047)	(1,059)	(1,084)	(1,324)	(1,305)	(1,351)	(1,517)	(1,480)

Free cash flow	$(1,271)	$(784)	$(1,214)	$(696)	$(1,079)	$74	$(155)	$(1,302)	$(1,581)	$692

        For more information about adjusted net income (loss) and free cash flow, see "Selected Consolidated Financial Data."

  Quarterly Trends

        Our quarterly total revenue increased sequentially quarter-over-quarter for each period presented above reflecting expansion within our existing customer base and an increase in customers. In future periods, our growth rate may decline, and our Marketing Campaigns service may become a greater component of our total revenue, making seasonality more pronounced in our total revenue. For more information regarding the effect of seasonality on our total revenue, see the section titled "—Key Factors Affecting Our Performance—Seasonality."

        Our quarterly cost of revenue has generally increased sequentially quarter-over-quarter for each period presented above primarily as a result of the increased cost of providing support and delivering our services to our expanding customer base. On a percentage of revenue basis, our quarterly cost of revenue has generally decreased quarter-over-quarter for each period presented above. On a percentage of revenue basis, our cost of revenue for the quarters ended March 31, 2017 and June 30, 2017 increased slightly primarily due to an increase in data center depreciation expense as a result of purchases used to support the growth of the business.

        Our quarterly gross margins have generally improved sequentially quarter-over-quarter for each period presented above due to total revenue increasing at a higher rate than the associated costs.

        Our quarterly operating expenses have increased sequentially quarter-over-quarter for each period presented above primarily as a result of our continued addition of headcount used to support growth and expansion in the business. We have increased headcount in our research and development, selling and marketing and general and administrative functions.

Liquidity and Capital Resources

        As of June 30, 2017, we had $37.6 million of cash and cash equivalents. We believe that existing cash and cash equivalents and positive cash flows from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Since inception, we have financed our operations primarily through the sale of equity securities, debt financings and the sale of software subscriptions and support.

        In June 2013, we entered into a loan and security agreement, or LSA, with a bank providing us with a revolving line of credit for up to $8.0 million, which was extended in May 2014 to $12.0 million, in April 2015 to $20.0 million, and in May 2016 to $30.0 million. In May 2017, we amended the LSA to increase the maximum borrowing availability to $40.0 million and extend the maturity date to May 2018.

        Amounts available to draw under the LSA are calculated from a trailing three-month revenue base, which can differ from the maximum loan amount. Advances are subject to interest at the prime rate then in effect plus 0.50%, with a floor of 4.00% while our cash balance is greater than $8.0 million. While our cash balance is not greater than $8.0 million, advances are subject to interest at the prime rate then in effect plus 1.25%, with a floor of 4.75%. Principal is due at maturity.

        Borrowings are secured by substantially all of our assets. The LSA restricts our ability to pledge our intellectual property. The LSA contains certain affirmative and negative covenants, including, among other things, maintaining certain business performance levels and limitations on disposal of assets, certain fundamental business changes, incurrences of debt, incurrences of liens, payments of dividends, repurchases of stock, and engaging in affiliate transactions, in each case subject to certain exceptions. The LSA also contains certain events of default, including, among other things, that during the existence of an event of default, interest on the obligations could be increased. We had $40.0 million available to draw and were in compliance with all financial covenants under the LSA as of June 30, 2017. No amounts were outstanding on the revolving line of credit as of December 31, 2015 or 2016 or June 30, 2017.

  Historical Cash Flows

        The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(in thousands)
Net cash flows from operating activities	$(9,640)	$1,230	$9,689	$2,404	$5,122
Net cash flows from investing activities	(2,626)	(1,032)	(6,538)	(893)	(5,126)
Net cash flows from financing activities	19,254	(3,191)	27,984	(2,386)	(2,773)
Effect from foreign currency exchange rates	—	(2)	(4)	(2)	2

Net increase (decrease) in cash	6,988	(2,995)	31,131	(877)	(2,775)
Cash at beginning of period	5,276	12,264	9,269	9,269	40,400

Cash at end of period	$12,264	$9,269	$40,400	$8,392	$37,625

  Operating Activities

        Net cash provided by operating activities was $5.1 million in the six months ended June 30, 2017, primarily due to our net loss of $3.1 million adjusted for non-cash items, including $4.6 million of depreciation and amortization expense primarily as a result of additional acquisitions of computer and data center equipment used to support growth of the business, $1.4 million of stock-based compensation expense driven by an increase in employees to support growth of the business, $0.5 million of warrant expense as a result of an increase in our valuation, $0.4 million in restructuring expense, $0.7 million in tenant improvement reimbursements, and $0.8 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and accrued liabilities increased $2.1 million due to timing of cash payments and growth in the business, partially offset by increases in accounts receivable of $0.8 million and prepaid expenses and other assets of $0.5 million related to timing of cash receipts and growth in the business.

        Net cash provided by operating activities was $2.4 million in the six months ended June 30, 2016, primarily due to our net loss of $3.5 million adjusted for non-cash items, including $3.4 million of depreciation and amortization expense primarily as a result of additional acquisitions of computer and data center equipment used to support growth of the business, $0.9 million of stock-based compensation expense driven by an increase in employees to support growth of the business, and $1.5 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and accrued liabilities increased $1.6 million and other liabilities increased $0.4 million, and prepaid expenses and other assets decreased $0.2 million due to timing of cash payments and growth in the business, partially offset by increases in accounts receivable of $0.8 million related to timing of cash receipts and growth in the business.

        Net cash provided by operating activities was $9.7 million in 2016, primarily due to our net loss of $3.9 million adjusted for non-cash items, including $6.9 million of depreciation and amortization expense primarily as a result of additional acquisitions of computer and data center equipment used to support growth of the business, $3.6 million of landlord reimbursements for leasehold improvements associated with our new headquarters, $1.9 million of stock-based compensation expense driven by an increase in employees to support growth of the business, $0.9 million of cumulative changes in operating assets and liabilities and $0.2 million in restructuring expense. With respect to changes in operating assets and liabilities, accounts payable and accrued liabilities increased $2.8 million and other liabilities increased $0.2 million due to timing of cash payments and growth in the business partially offset by increases in accounts receivable of $1.3 million and prepaid expenses and other assets of $0.9 million related to timing of cash receipts and growth in the business.

        Net cash provided by operating activities was $1.2 million in 2015, primarily due to our net loss of $5.9 million adjusted for non-cash items, including $5.5 million of depreciation and amortization expenses primarily as a result of additional acquisitions of computer and data center equipment used to support growth of the business, $1.4 million of stock-based compensation expense driven by an increase in employees to support growth of the business, partially offset by $0.2 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and accrued liabilities increased $1.1 million and other liabilities increased $0.2 million due to timing of payments and growth in the business partially offset by increases in accounts receivable of $1.0 million related to timing of cash receipts.

        Net cash used by operating activities was $9.6 million in 2014, primarily due to our net loss of $13.0 million adjusted for non-cash items, including $2.9 million of depreciation and amortization expenses primarily as a result of additional acquisitions of computer and data center equipment used to support growth of the business, $0.7 million of stock-based compensation expense driven by an increase in employees to support growth of the business, partially offset by $0.5 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and accrued liabilities increased $0.5 million and other liabilities increased $0.3 million due to timing of payments and growth in the business offset by increases in accounts receivable of $0.7 million and prepaid expenses and other assets of $0.6 million related to timing of cash receipts and growth in the business.

  Investing Activities

        Net cash used in investing activities was $5.1 million in the six months ended June 30, 2017, primarily due to $3.0 million related to purchases of property and equipment used to support the growth of the business, and $2.2 million related to a business acquisition, partially offset by a $0.1 million decrease in restricted cash due to a lease termination.

        Net cash used in investing activities was $0.9 million in the six months ended June 30, 2016, primarily due to $1.0 million related to purchases of property and equipment used to support the growth of the business partially offset by a $0.1 million decrease in restricted cash due to a lease termination.

        Net cash used in investing activities was $6.5 million in 2016, primarily due to $7.1 million related to purchases of property and equipment used to support the growth of the business partially offset by a $0.3 million decrease in restricted cash related to an office lease and $0.2 million in proceeds from the sale of assets.

        Net cash used in investing activities was $1.0 million in 2015, primarily due to $1.3 million related to purchases of property and equipment used to support the growth of the business partially offset by a $0.2 million decrease in restricted cash related to an office lease.

        Net cash used in investing activities was $2.6 million in 2014, primarily due to $2.4 million related to purchases of property and equipment used to support the growth of the business and a $0.2 million increase in restricted cash related to our new office lease.

  Financing Activities

        Net cash used in financing activities was $2.8 million in the six months ended June 30, 2017, primarily due to $3.0 million in principal payments on capital lease obligations partially offset by $0.3 million in proceeds from the issuance of common stock.

        Net cash used in financing activities was $2.4 million in the six months ended June 30, 2016, primarily due to $2.4 million in principal payments on capital lease obligations.

        Net cash provided by financing activities was $28.0 million in 2016, primarily due to $32.9 million in proceeds from the issuance of preferred stock partially offset by $5.1 million in principal payments on capital lease obligations.

        Net cash used in financing activities was $3.2 million in 2015, primarily due to $3.9 million in principal payments on capital lease obligations partially offset by $0.8 million in proceeds from the issuance of common stock.

        Net cash provided by financing activities was $19.3 million in 2014, primarily due to $20.7 million in proceeds from the issuance of preferred stock partially offset by $1.5 million in principal payments on capital lease obligations.

Contractual Obligations and Commitments

        The following table summarizes our commitments to settle contractual obligations at December 31, 2016:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Capital lease obligations	$5,022	$5,623	$5	$—	$10,650
Operating lease obligations	1,255	7,942	4,967	3,424	17,588
Purchase obligations	1,986	1,629	—	—	3,615

Total	$8,263	$15,194	$4,972	$3,424	$31,853

        The following table summarizes our commitments to settle contractual obligations at June 30, 2017:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Capital lease obligations	$5,670	$7,982	$1,994	$—	$15,646
Operating lease obligations	3,195	10,271	10,173	18,436	42,075
Purchase obligations	3,092	8,099	16,692	—	27,883

Total	$11,957	$26,352	$28,859	$18,436	$85,604

        In March 2017, we entered into a lease agreement for a new office in Redwood City, California. The lease expires in 2028, and the total lease commitment is $17.5 million. In May 2017, we entered into a lease agreement for a new office in Irvine, California. The lease expires in 2028, and the total lease commitment is $7.4 million. In June 2017, we entered into an agreement with Amazon Web Services for cloud infrastructure services. The agreement expires in 2022, and the total commitment is $24.4 million. The table immediately above includes these amounts.

        The commitment amounts in the tables above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The tables do not include obligations under agreements that we can cancel without a significant penalty.

Backlog

        As substantially all of our revenue is derived from monthly subscription agreements, we do not have material amounts of future revenue contracted in backlog.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

        Although we only accept payment for our services in U.S. dollars, a substantial portion of our business is conducted with non-U.S. based customers. We are exposed to market risks in the ordinary course of our business. Our market risk exposure is primarily the result of fluctuations in the U.S. dollar with respect to other currencies.

  Interest Rate Risk

        We had cash and cash equivalents of $40.4 million and $37.6 million at December 31, 2016 and June 30, 2017, respectively. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Because we did not have any cash equivalents or borrowings as of June 30, 2017, a hypothetical 10% change in interest rates would not impact our consolidated financial statements.

  Foreign Currency Exchange Risk

        Based on the size of our foreign operations we do not have material foreign currency exchange risk.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

        While our significant accounting policies are more fully described in Note 2 in the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

        We derive revenue primarily from fees charged to customers accessing our Email API and Marketing Campaigns services. Prior to delivering services, we require customers to select a service level package and enter into a monthly service agreement. The arrangement generally includes a fixed subscription fee that covers a predetermined number of email credits for the month. Any usage above the limit is invoiced as overage charges based on a stated price per email. All customers are entitled to unlimited basic support.

        Fixed subscription fees are invoiced at the beginning of each monthly service cycle based on the agreed upon fee. At the end of each monthly service cycle, we invoice customers for usage based on the contracted rate. Revenue from usage incurred that has not been invoiced as of the end of a reporting period are accrued as unbilled accounts receivable. Fees are recognized as revenue in the month services are provided. We provide a service; therefore, service revenue is recognized ratably over the applicable service period, generally one month, when all of the following conditions have been met:

Condition	Considerations and Evidence
Persuasive evidence of an arrangement exists	Signed service agreement
The services have been delivered to the customer	The customer has access to our platform. Our services are available for use at this point.
The price is fixed or determinable

We assess whether the fee is fixed and determinable at the onset of the agreement based on the package selected by the customer and payment terms associated with the transaction. Our fees are typically based on a predetermined volume of emails. Any usage above such predetermined volume is billed as overage charges based on set fees stated in the agreement. We consider the price fixed or determinable when the customer selects a package.

Collection of the fees is reasonably assured	We assess collectability based on a number of factors, including collection history and credit worthiness. Our customers generally pay the base fee in advance by credit card.

        We have arrangements with strategic partners that generally act as resellers. In most reseller arrangements, we provision the service, provide technical support, establish pricing and assume credit risk. We consider ourselves the principal in these arrangements and record revenue on a gross basis. On the consolidated statements of operations, expenses directly related to providing the service are recorded as cost of revenue and commissions paid to strategic partners are recorded as selling and marketing expense.

        In other reseller arrangements, the reseller provides support, training, and other services requested or required by end users at the reseller's sole cost and expense. We provide support services only to the reseller and have no obligation to provide technical support or respond to requests directly from end users. In addition, the reseller establishes the price for the service and assumes credit risk. We consider ourselves the agent in these arrangements and record the net amount received from the reseller.

        Our customers generally pay with a credit card. Credit card charges may be subsequently contested by the cardholder. We estimate chargebacks and sales credits using historical experience adjusted to take into account current market conditions. Revenue is recorded net of estimated chargebacks and sales credits.

  Valuation of Goodwill and Intangible Assets

        When we acquire a business, we allocate the purchase price to the tangible assets and liabilities and identifiable intangible assets acquired. We record any residual purchase price as goodwill. The allocation of the purchase price requires significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, market information and historical experience. These estimates can include, but are not limited to:

  •
  the time and expenses that would be necessary to recreate the asset;

  •
  the profit margin a market participant would receive;

  •
  cash flows that an asset is expected to generate in the future; and

  •
  discount rates.

        These estimates are inherently uncertain and unpredictable, and if different estimates were used, the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur that may affect the accuracy or validity of such estimates, and if such events occur, we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

  Stock-Based Compensation

        We recognize stock-based compensation expense in accordance with the provisions of Accounting Standards Codification 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards. We use the Black-Scholes option-pricing method for valuing stock options. The fair value of an award, net of estimated forfeitures, is recognized as an expense over the requisite service period on a straight-line basis. We include stock-based compensation expense in cost of revenue and operating expenses within our consolidated statements of operations based on the classification of the individual earning the award.

        The determination of the grant date fair value of stock-based awards is affected by the estimated fair value per share of our common stock as well as other highly subjective assumptions, including, but not limited to, the expected term of the stock-based awards, expected stock price volatility, risk-free interest rates, and expected dividend yields, which are estimated as follows:

  Fair Value Per Share of our Common Stock

        As our common stock is not publicly traded, we estimate the fair value of common stock, as discussed in "Valuation of Our Common Stock" below. Our board of directors will determine the fair value of our common stock until such time as our common stock commences trading on an established stock exchange or national market system.

  Expected Term

        We determine the expected term of the awards using the simplified method, which estimates the expected term based on the average of the vesting period and contractual term of the stock award.

  Expected Volatility

        Since a public market for our common stock has not existed and, therefore, we do not have a trading history of our common stock, we estimated the expected volatility based on the volatility of similar publicly held entities (referred to as "guideline companies") over a period equivalent to the expected term of the awards. In evaluating the similarity of guideline companies to us, we considered factors such as industry, stage of life cycle, size and financial leverage. We intend to continue to consistently apply this process using the same or similar guideline companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available.

  Risk-Free Interest Rate

        The risk-free interest rate used to value our stock-based awards is based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

  Estimated Dividend Yield

        The expected dividend was assumed to be zero as we have never declared or paid any cash dividends and do not currently intend to declare dividends in the foreseeable future.

        In addition, we are required to estimate at the time of grant the expected forfeiture rate and only recognize expense for those stock-based awards expected to vest. We base our expected forfeiture rate on our estimate of pre-vesting award forfeitures.

        The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

        The following table presents the weighted-average assumptions used for stock options granted for each of the periods indicated:

For the Six Months Ended June 30,
For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Risk-free interest rate	1.8% - 2.2%	1.5% - 2.0%	1.2% - 1.6%	1.3% - 1.6%	1.8% - 2.1%
Expected life	6.1 years	6.0 years	6.1 years	6.1 years	6.0 years
Expected dividend yield	—	—	—	—	—
Expected volatility	45.0% - 55.7%	44.8% - 48.2%	45.2% - 46.6%	45.2% - 46.4%	50.5% - 54.0%

  Valuation of Our Common Stock

        Prior to this offering, given the absence of an active market for our common stock, our board of directors was required to determine the fair value of our common stock at the time of each stock-based award based upon several factors, including consideration of input from management and contemporaneous third-party valuations.

        The exercise price for all stock options granted was at or above the estimated fair value of the underlying common stock, as estimated on the date of grant by our board of directors in accordance with the guidelines outlined in the practice aid issued by the American Institute of Certified Public Accountants, titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate was based on a variety of factors, which included the following:

  •
  contemporaneous valuations performed by an unrelated third-party valuation firm;

  •
  the prices, rights, preferences, and privileges of our then-outstanding preferred stock relative to our common stock;

  •
  pricing and timing of transactions in our equity;

  •
  the lack of marketability of our common stock;

  •
  our actual operating and financial performance;

  •
  current business conditions and projections;

  •
  the market performance of comparable publicly-traded companies;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, merger or acquisition of our business given prevailing market conditions; and

  •
  U.S. and global capital market conditions.

        We determined the fair value of our common stock for financial reporting purposes, taking into account the factors described above, using a combination of valuation methodologies with varying weighting applied to each methodology. One valuation methodology used was the Probability Weighted Expected Return Method under which the value of our common stock was estimated based upon an analysis of values for the company assuming an initial public offering as a possible future event. We applied a discount for lack of marketability to account for a lack of access to an active public market.

        Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares will be traded in the public market.

        Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2017 was $             million, with $             million related to vested stock options.

JOBS Act Accounting Election

        In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

  Recent Adopted Accounting Pronouncements

        In August 2014, the FASB, issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's ability to Continue as a Going Concern, which requires an entity to establish a going concern assessment process. ASU 2014-15 was effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our consolidated financial statements and related disclosures.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. ASU 2015-16 became effective for us on January 1, 2017. The adoption of this standard did not have a significant impact on our consolidated financial statements and related disclosures.

  Recent Accounting Pronouncements Not Yet Adopted

        The adoption dates included in the descriptions below apply to private companies.

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance regarding stock-based payment award changes that require modification accounting. ASU 2017-09 is effective for us beginning January 1, 2018. The standard requires prospective application for awards modified on or after the effective date. Early adoption is permitted. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the accounting for goodwill impairment by removing step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will be the amount by which a reporting unit's carrying amount, including goodwill, exceeds its fair value. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for us beginning January 1, 2022. The standard requires prospective application. Early adoption is permitted. We will apply this new accounting standard in future periods if we determine that the carrying amount of any reporting units including goodwill exceeds fair value of the reporting unit.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies when transactions should be accounted for as acquisitions (or disposals) of assets or business. ASU 2017-01 is effective for us beginning January 1, 2019. Early adoption is permitted for transactions not previously reported in issued financial statements. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flow (Topic 230): Restricted Cash, which requires that a statement of cash flows explains the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amount shown on the statement of cash flows. ASU 2016-18 is effective for us beginning January 1, 2019. The effect that the ASU will have on our consolidated financial statements will be dependent upon the amount of restricted cash in future periods.

        In August 2016, the FASB issued ASU 2016-15, Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies classification for certain cash receipts and cash payments on the consolidated statement of cash flow. ASU 2016-15 is effective for us beginning January 1, 2019. The standard requires a retrospective transition method for each period presented. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements for Employee Stock-Based Payment Accounting, which simplifies certain aspects of accounting for share-based payment transactions, including income tax consequences, statutory tax withholdings requirements, forfeitures, and classification in the statement of cash flows. ASU 2016-09 is effective for us beginning January 1, 2018. Early adoption is permitted. The standard requires the guidance related to forfeitures to be applied using a modified retrospective transition method and the guidance related to the accounting for income taxes to be applied prospectively. We are in the process of evaluating our stock award plan and identifying differences in accounting between new and existing standards.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize the assets and liabilities that arise from all leases on the consolidated balance sheet. ASU 2016-02 is effective for us beginning January 1, 2020. Early adoption is permitted. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This new accounting standard also impacts the recognition of sales commissions. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of the guidance in ASU 2014-09 by one year. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which provides clarification on identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides clarification on assessing collectability, presentation of sales taxes, non-cash considerations, and completed contracts and contract modifications at transition. In December 2016, the FASB issued ASU 2016-20, Technical Correction and Improvements to Topic 606, Revenue from Contracts with Customers, which amended several items of 2014-09. ASU 2014-09 is effective for us beginning January 1, 2019. Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We continue to evaluate the impact of the new standard and available adoption methods on our consolidated financial statements. We are in the process of evaluating arrangements with customers and identifying differences in accounting between new and existing standards.

 Letter from our CEO

Introduction

        Thank you for spending the time to learn about our special company, SendGrid. You may not have heard of us, but you are likely interacting with us every day when you receive a receipt at the end of a ride share, when you book a reservation online, when you click on the "Forgot Password" button, when brands you love send you their newsletter or offers. We are likely in your email inbox—every single day.

        We have been on an extraordinary journey over the past eight years, since our founders started SendGrid to find a better and simpler way to send email. We are in the early stages of creating a built-to-last company, and hope that you will join us on our journey.

        Before we ask you to make a long-term investment, we feel obliged to share with you some background on Where We Came From, Where We Are Going, and How We Plan to Get There.

Where We Came From

  Genesis Story

        Our Founders—Isaac, Tim, and Jose—are software developers who were serial entrepreneurs. Each time they set out to build a new digital business, they found they had to build a software application or website that needed to communicate with users in an automated fashion. A few examples:

  •
  when users signed up, they needed to respond to a confirmation email in their inbox to confirm their identity;

  •
  when they lost or forgot their credentials, they needed a button to click to retrieve their user ID or password and to receive an email to reset it; and

  •
  when users submitted orders, they needed an online notification that their purchase was received.

        Since the ubiquitous personal digital identifier has long been an email address, our founders realized they needed an email infrastructure that would automatically enable their applications to send these types of emails.

        They spent months learning about email protocols (SMTP, DKIM, DMARC and other alphabet-soup-like email acronyms) and tens of thousands of dollars in servers and networking to set it all up...only to then see just 60% of their automated emails actually arrive in their users' inboxes. Three sharp developers spent a lot of time and money, and still 40% of their email was not delivered successfully. They decided that to effectively use and deliver email, they had to learn more about the policies of the inbox service providers such as Google Gmail and Yahoo! Mail and really understand best practices in email list management.

        Suffice it to say, this is NOT how developers want to spend their time when building a new digital business. No more so than developers want to build and maintain their own physical infrastructure (see Amazon Web Services success), understand global payment processing (see Stripe success), or learn about SMS or voice messaging (see Twilio success). Our founders set out to solve the pain associated with email infrastructure, and expose it as a cloud API service. They believed that others in the universe shared their pain.

        That was 2009.

        Eight years, more than 55,000 customers and one trillion emails later, our founders discovered that many folks did indeed share that same problem. And today, we have a rapidly growing business that touched 3.5 billion unique email addresses during the 12-months ended June 30, 2017.

Where We Are Going

        It is important to clearly articulate where we are going and the belief set that we will use to inform our strategy and operations. Buying into our stock is tantamount to buying into our long-term journey. We want you to be as excited about our strategic direction and operating principles as we are.

        I hope this letter outlines those beliefs for you.

  Mission

        By focusing on our Mission, to deliver customer communications that drive engagement and growth, we have successfully helped 55,000 customers around the world regularly communicate with their billions of users. We believe in keenly focusing on the business outcomes (engagement and growth) that we deliver for our customers, not simply on the technology we build or the services we offer.

        Email, the primary form of digital communication, is our channel of focus. It often surprises people that delivering email is hard. As consumers, sending person-to-person messages, we do it every day. But for businesses to send email at scale—email that arrives successfully in a consumer's inbox—delivery is quite complex. We believe deeply that email will remain the center of gravity for digital communications for years to come, and that our expertise in helping customers connect through this medium will be an enduring source of strength for our business.

        We believe equally that the proliferation of emerging communications channels—like messaging/chat platforms, in-app messages, online ads, browser and push notifications, and SMS—creates further potential growth opportunities over time for SendGrid to help our customers optimize their communications across those channels.

  Vision

        Our vision is to build the world's most trusted customer communication platform. Each word in that statement was carefully chosen:

  •
  "World," because we believe there is as much opportunity outside the United States as there is within it. In fact, we have already built a significant global footprint, with customers in more than 100 countries around the world.

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  "Trusted," because we believe we have an important responsibility to our customers, on behalf of whom we are delivering mission-critical business communications that they expect to happen in a utility-like fashion. When they "plug in" their application to our metaphorical email socket, it has to "just work." We can't fulfill our vision or meet customer expectations without extraordinary uptime performance, which, in 2016, measured better than 99.99%.

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  "Customer communication," because we believe that today, while we focus on the email channel, ultimately, we expect to support the many channels of communication that our customers employ to engage with their consumers and users.

  •
  "Platform," because we believe that companies of all shapes and sizes should be able to easily build their applications on top of our services, thereby driving broader usage of our system.

How We Plan to Get There

  Formula for Success

        We believe in a relatively simple formula to drive business success.

  Happy Customers + Engaged Employees = Financial Strength -> Investments in Innovation

        We refer to each of these formula "variables" as our Enduring Measures of Success. The specific goals and metrics that belie them will change from year-to-year, but the categories themselves never will. We believe that executing and delivering against this formula will allow us to continue to build a durable company.

  Happy Customers

        We believe most great businesses focus intensely on customers, their experiences, and the value they derive. SendGrid obsesses over building products and services that our customers will love and value. We don't allow any "hands on keyboards" (e.g. no coding) until we have done dozens of customer interviews both to validate a perceived problem and to confirm our solution design. We execute quarterly Net Promoter surveys. These surveys include having every company leader reach out personally to a few respondents to hear their qualitative feedback. We want our customers to know we hear them. We invest disproportionately in technical support, customer success and professional services, because we are committed to helping our customers be successful with our services.

  Engaged Employees

        We believe people are our most valuable asset. Highly engaged employees are a competitive advantage for any business, and we believe that SendGrid's success to date has been due in no small part to our "Gridders."

        At SendGrid, we focus maniacally on our 4H culture—Happy, Hungry, Humble and Honest. We believe that those "values create value," that having a deeply shared set of beliefs actually creates economic value. There is no greater compliment I hear from customers than the words, "you're easy to do business with." It's only through the commitment of our 4H employees that we receive the high praise embodied in that compliment. Moreover, in the competitive battle for talent in the software industry, we believe a differentiated and compelling culture is perhaps our greatest weapon. We attract and retain great people because our teammates genuinely enjoy working together.

        We believe also in the concept of "Servant Leadership," in which we flip the organization chart on its head, to visually represent the executive team, leadership and managers all working to serve the individual contributors who do the hard work of our company every day. Our leadership team strives to choose the right markets, direct the right strategy, attract and retain the right people, implement the right processes, and ensure the right capital structure. However, we believe that providing direction is "necessary but not sufficient," so we also push our leadership team to remove obstacles and create an optimal environment for every employee to do their best work.

        Finally, we believe it's critical that we ask all of our employees to act like the owners that they are (we use equity as an incentive lever for nearly every one of our Gridders). We often remind our employees: "You've never seen a rental car at a car wash," because owners care more deeply. They sweat the little details. Ours certainly do.

  Financial Strength

        You will, appropriately, measure our success based on our financial performance.

  •
  Stockholder Value—We believe that the goal of business is to create long-term stockholder value. We never lose sight of that truth. By executing well against customer satisfaction and employee engagement, we create that value.

  •
  Efficient Growth—We believe that building a long-term sustainable business, and maximizing long-term stockholder returns, requires us to balance growth and profit aspirations. We are not a team that believes in "growth at all costs."

    We believe that having profitability constraints forces us to make important trade-offs and ensures prioritization of those most critical investments. In the end, resource allocation is among our most important responsibilities, and we believe in doing so with discipline and rigor.

  •
  Business Model—We believe that great businesses understand their business models and work hard to keep improving them. Our self-service customer acquisition model facilitates the easy and efficient adoption and integration of our services. Because our customers pull our services from us (rather than a traditional software company push model), we have been able to grow our customer base while avoiding the expensive customer acquisition costs typical of high-touch enterprise sales models.

  Innovation

        While we believe our focus on customers and employees will lead to financial strength, we must continue to innovate if we are to keep growing at high rates. The software industry is dynamic and fast-changing, creating both disruption risk and incredible opportunity.

  •
  We believe in imagining the future, spotting the trends, and building solutions to problems we believe our customers will have. This innovation cycle requires as much discipline—in our analysis and validation of our ideas—as it does courage and conviction.

  •
  We believe that we must not just look around the corner, but invest today to have the inside track and make the turn. We ring-fence a team, called SendGrid Labs, to work exclusively on these innovation projects that we believe will impact the industry and our business multiple years out.

  •
  We believe that innovation can come from anywhere, and we're happy to bring that innovation into SendGrid inorganically. We abhor "not-invented-here," as it runs counter to our Humble H core value. There are many companies in the marketing technology landscape that we believe would make great additions to our platform.

  •
  We believe that fulfilling our long-term vision of building the world's most trusted customer communication platform will require innovation. The solutions our customers will need do not yet exist, and certainly not in a simple, affordable, and easy-to-use solution.

Conclusion

        We want investors who are excited to join us on the long journey ahead. We believe more of you will embark on this journey with us if you appreciate our history, our mission and vision, and our operating philosophies for building and managing our business. I hope this introductory letter gives you insight into those items, and affords you the confidence that we'll continue to build on the foundation that they set.

We believe we will.

Sincerely,

Sameer//

 BUSINESS

Overview

        We are a leading digital communication platform, enabling businesses to engage with their customers via email reliably, effectively and at scale. Our cloud-based platform allows for frictionless adoption and immediate value creation for businesses, providing their developers and marketers with the tools to seamlessly and effectively reach their customers using email. Since our inception we have processed more than one trillion emails.

        Increasingly, today's transactions are digital. They happen online and are often automatic and recurring. Consumers want a seamless experience and have come to expect that their online activity will be recorded in their email inbox. Email serves as the system of record for a consumer's digital life, delivering purchase receipts, shipping notifications, account information, social media updates, reservations and website login data. Email is the primary communication channel in the digital world, with 125 billion commercial emails sent every day, according to a 2017 Radicati Group report. Email is also a trusted marketing tool for businesses. Businesses rely on email to send customers notifications, promotions and personalized content because email is effective, searchable and permanent. An email-based promotion can reach the right user at the right time, with a high degree of certainty that the user will see it. According to The Inbox Report 2017, in 2016 nearly 80% of Americans checked their email daily. According to a 2015 Direct Marketing Association report, email demonstrated the highest return on investment among all forms of digital communication, generating $38 in revenue for every $1 invested.

        While email offers a compelling value proposition for businesses, effective email delivery at scale is complex and difficult. Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, evaluate incoming email and block the delivery of harmful or unwanted email. However, these filters can also prevent the delivery of wanted email. According to a 2017 Return Path report, only 80% of wanted email reached its intended recipient. To manage email delivery on their own, businesses must understand the complexities associated with both sending millions or billions of transactional and marketing emails and the unique dynamics of numerous inbox service providers. Dedicated servers and databases, domain expertise, continuous monitoring of email protocols and a team of people are all necessary to maintain a robust internally-developed email communications system. The use of developer resources in this effort can reduce businesses investment in product innovation and other priorities. Without an effective, easy to use system, marketers seeking to reach customers via email can also expend significant time and resources without accomplishing their marketing goals.

        SendGrid was founded in 2009 by developers who were frustrated with their own experiences in managing email delivery. They wanted to build a system "that just worked" for developers and allowed them to focus on strategic business activities. They developed a robust technology platform incorporating their domain expertise and created an API that allowed for easy integration by businesses. We built our business model around serving the developer, including self-service adoption and a frictionless user experience. We have extended this platform over time to serve the similar email delivery needs of marketers.

        We offer our customers three services: our Email API; Marketing Campaigns; and Expert Services. Our Email API service allows developers to use our API in their preferred development framework to leverage our platform to add email functionality to their applications within minutes. This service enables businesses to send thousands or billions of emails, all with the same high level of service and reliability, and incorporates proprietary technology and domain expertise to significantly improve deliverability rates. Our Marketing Campaigns service allows marketers to upload and manage customer contact lists, create and test email templates, and then execute and analyze multi-faceted email campaigns that engage customers and drive growth. Our Expert Services help businesses further optimize their email delivery. With our platform, businesses can achieve industry leading email deliverability that translates into higher brand engagement with their customers.

        Our category leadership, self-service model and company culture have enabled us to attract and retain customers and employees, and continue to develop innovative solutions for email delivery. Our platform is designed to serve the communication needs of SMBs and large enterprises across industries. Our pricing model and extensive document library makes our platform accessible to developers and marketers alike, irrespective of their expertise or the scale of their needs. We deliver our services through a self-service cloud-based subscription model, where businesses primarily sign up for our services through our website. We offer transparent and affordable pricing, generally on a per month basis by volume of email and typically paid by credit card. In addition, we have robust documentation for onboarding and ongoing usage. We have developed a broad user and partner community available for help and support. This self-service delivery model has enabled us to rapidly attract customers while operating our business efficiently.

        Businesses of all sizes and across industries depend on our digital communication platform. As of June 30, 2017, we had over 55,000 customers globally, an increase of 38% year over year. While we serve large enterprises, we primarily serve SMBs that rely on email to power their businesses and are rapidly adopting cloud services. Our self-service model has allowed us to efficiently acquire SMB customers that historically have not been a focus for companies that depend on large enterprise sales forces. Our robust platform and the increasing breadth of our services allow us to scale with our customers as they grow.

        We have achieved significant growth in recent periods. For 2014, 2015, 2016 and the six months ended June 30, 2017:

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  our total revenue was $42.8 million, $58.5 million, $79.9 million, and $51.8 million, respectively;

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  our net loss was $13.0 million, $5.9 million, $3.9 million, and $3.1 million, respectively;

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  our adjusted net income (loss) was $(12.2) million, $(4.5) million, $(1.4) million, and $0.6 million, respectively;

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  our net cash flows from operating activities were $(9.6) million, $1.2 million, $9.7 million, and $5.1 million, respectively; and

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  our free cash flow was $(13.6) million, $(4.0) million, $(2.5) million, and $(0.9) million, respectively.

        See "Selected Consolidated Financial Data" for more information on our adjusted net income (loss) and free cash flow and a reconciliation to net income (loss) and net cash flows from operating activities, respectively.

Industry Trends

  Email Is the Primary Commercial Communications Channel in the Digital World

        Businesses increasingly interact with their customers through digital channels. Many emerging businesses are digital first. They primarily engage with customers through online and mobile channels. Customers of these businesses rarely interact with sales people, collect paper receipts, track orders over the phone or mail in their bills. Customers enjoy and increasingly demand one-click purchases, recurring home deliveries and automated online services and depend on email as their system of record for their transactions.

        Businesses send emails to their customers daily because marketers know they can reach a wide audience and personalize interactions, while trusting emails will reach their target recipient. Digital channels allow businesses to engage with their customers in a more personalized way. Consumers leave a digital footprint of their transaction history and preferences, enabling businesses to analyze demographic information and buying behavior in order to deliver highly personalized digital experiences. The emergence of smart phones and other personal devices has enabled convenient online access by consumers, who as a result expect instant access to information and services. These dynamics have created the opportunity for frequent customer engagement and targeted marketing. Businesses must be able to react quickly and effectively in order to take advantage of this opportunity.

  Email Is Pervasive and Used for Multiple Business Purposes

        According to a 2017 study that we commissioned, 67% of consumers between the ages of 13-50 believe that email is essential to their lives and 74% said email is their preferred communication method with companies or brands. In fact, over the next five years, 83% of Generation Z consumers (ages 13-21) expect to increase or maintain their email usage, the most of all generations studied. Email is the gravitational center of digital communications.

        Businesses send email in three different forms to connect with customers:

  Transactional (Recipient Initiated, One-to-One)

        A transactional email is generated whenever an event occurs, such as a purchase, payment, password reset, account creation, shipping notification, and social media update. Nearly all websites and applications require a unique email address to sign up or login, establishing email as the system of record for the transaction.

  Marketing (One-to-Many)

        One-to-many marketing email is sent as a single message to a large distribution list, and includes promotions, newsletters, buy now, sign up now, and special offers.

  Marketing (Personalized, One-to-One)

        Personalized marketing email is based on unique data about the recipient and is the most difficult type of marketing email to produce, but can be the most valuable to businesses. To generate a personalized marketing email, businesses can apply data analysis techniques to generate an email specific to that user at the right time.

  Email Is Highly Effective at Driving Customer Engagement and Revenue

        Email accounts are widespread and each is personal to its owner and consistent across time, making email a highly effective method of communication between businesses and consumers. A 2017 Radicati Group report estimates that the number of email users worldwide will exceed 3.7 billion in 2017 and that the average number of email accounts per email user was 1.7 accounts. Individuals with email accounts check their email throughout the day, every day. Many individuals change their home address more frequently than their email address. The use of smartphones for always-on access has only increased this effectiveness. According to the Inbox Report 2017, the following statistics demonstrate the continuing reliance on email:

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  80% of Americans check email every day.

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  67% of Americans check email multiple times a day.

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  67% of Americans check email most often from their smartphone.

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  80% of Americans expect to use email more, or about the same, in 2021.

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  47% of consumers say they have purchased from websites after seeing a marketing email.

        Marketers rely on email because it is effective at driving revenue.

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  The median return on investment for email marketing is nearly five times higher than the median return on investment for social media marketing (source: eMarketer 2016).

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  Email generates $38 in revenue for every $1 spent on email marketing (source: Direct Marketing Association 2015).

  Effective Email Delivery Is Difficult

        While email offers a compelling value proposition businesses struggle to achieve effective email delivery due to a number of factors.

  The Email Recipient's Side

        Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, use sophisticated filters to analyze incoming email and prevent the delivery of harmful or unwanted email, often blocking wanted email as well. Recipient systems analyze factors such as sender reputation, email content, past spam or phishing complaints, invalid addresses, blacklists and domain name reputation with the goal of verifying legitimate email. If an email does not pass one of these filters, the system will automatically block the email from the recipient's inbox, with the addressee likely not even knowing it was blocked. The cost of delivery failure includes not only the infrastructure expense associated with processing the email, but more importantly, the lost revenue for a business from a new or existing customer. We estimate businesses lose tens of billions of dollars in revenue every year from failed email delivery.

  The Email Sender's Side

        Maintaining an email delivery system is complex. Domain expertise, dedicated resources and the need to satisfy complex technical requirements are all required to operate an effective email delivery system, particularly at scale.

        To be effective, businesses must understand the complexities of building a sender reputation and how to maintain that reputation across inbox service providers, spam houses, blacklist managers and industry watchdogs. This effectiveness requires strong relationships with postmasters at major inbox service providers to understand their protocols and proprietary methods in order to optimize delivery and resolve sender reputation issues quickly. Businesses must also synthesize a vast array of rapidly changing regulations, including privacy laws, that differ significantly by country.

        Building and managing an email delivery system is resource-intensive and costly. To deliver billions of emails to thousands of recipients, businesses need dedicated infrastructure, including servers and databases, as well as an understanding of protocols to communicate with the recipient servers, including Simple Mail Transfer Protocol, or SMTP, and APIs. Businesses also need to build, maintain and manage distribution lists across various applications and integrate relevant information from disparate databases into the email system.

  Businesses Are Adopting Cloud Services to Reduce Complexity and Focus on Core Functions

        Technological innovation has enabled businesses to improve efficiency, but it has also lowered barriers to entry and raised customer expectations. Businesses of all sizes must adapt quickly to changing market needs in order to grow and compete. As a result, businesses are turning to cloud services to manage complex and costly parts of their IT infrastructure and operations. For example, more than one million companies use Amazon Web Services for computing, network and storage infrastructure, over $20 billion in online payments has been processed by Stripe, over 500,000 businesses are powered by Shopify, and billions of SMS messages have been sent using Twilio. Cloud services can seamlessly provide many of the critical, but non-core, components for a business, allowing it to maximize the value of internal resources by focusing on its core differentiating competencies.

  Frictionless, Self-Service Models Are Driving High Adoption of Cloud Services

        The ease of cloud service delivery is driving a move from multi-million-dollar capital purchases of on-premises IT infrastructure to recurring lower-cost subscriptions for cloud services. Many cloud services providers are also making it easier for end users to experiment with and adopt their technologies by deploying self-service models. These services enable easy integration with existing IT systems and business workflows. As a result, self-service models enable cloud services providers to broaden their customer reach to include SMBs that have not been well-served by traditional enterprise sales forces. This change has increased the influence of line of business owners, developers and marketers in technology purchasing decisions compared to a traditional CIO-led purchasing process. Developers at businesses of all sizes can now conduct research to find solutions to meet their needs and adopt cloud services on their own, often using credit cards for purchases instead of purchase orders. This enables developers and marketers to sign up for services on the Internet and be up and running in minutes. With cloud services, developers and marketers exert greater control over how they allocate their resources.

  Businesses Need to Effectively and Efficiently Send Wanted Email at Scale

        Email is critical to building and growing customer relationships, but requires significant resources and expertise to manage the complex underlying infrastructure. Businesses are turning to cloud services providers to provide transactional and marketing email services. The developers and marketers who are driving purchasing decisions of cloud services need a transactional and marketing email solution that possesses the following characteristics:

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  Reliability: continuous uptime to send secure emails at any time

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  Effectiveness: high delivery rates and high consumer engagement

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  Scalability: ability to send billions of emails across a range of customer use cases, with the same level of effectiveness

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  Ease of Adoption and Integration: self-service onboarding and integration

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  Affordability: lower, predictable cost versus an internal system and accessible to businesses of all sizes

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  Platform Extensibility: integrated transactional and marketing email capabilities

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  Services and Support: expert help to obtain desired outcomes and enhance email marketing capabilities

Our Market Opportunity

        We believe there is a large market opportunity for scalable email delivery as a cloud service. Businesses of all sizes and across industries use email to communicate with customers and can benefit from an easy to use, highly effective email service. While we have customers of various sizes, the majority of our customers today are SMBs that are digital first and rely on cloud services to operate their businesses.

        Our digital communications platform serves both the transactional and marketing email markets through our Email API and Marketing Campaigns services. We estimate our total addressable market for both services was $11 billion in 2016. To calculate our total addressable market, we first derived our total number of potential customers by multiplying the total number of global businesses with five or more employees, based on independent industry data from the NAICS Association, by the percentage of U.S.-based small businesses expected to have an online presence in 2014 according to the SBA. The SBA estimated in 2014 that 53% of small businesses had an online presence, which we used as a proxy for the percentage of global businesses with five or more employees that require email services. We then multiplied the total number of these potential customers by our average revenue per customer in 2016 for customers who used both our Email API service and our Marketing Campaigns service.

Understanding the Needs of Users Adopting Our Platform

        We believe an effective way to demonstrate the roles and motivations of developers and marketers, the primary customers of email communication services, is to describe two personas: Dewey the Developer and Olivia the Marketer.

        Dewey is a software engineer at a 100 person startup in San Francisco. Dewey spends his days working through a backlog of feature requests, bugs and configurations. For Dewey, sending email is just another process in his backlog of requests. When email is the problem, it is top of mind. His primary role for email is setting up an API to integrate email lists from his business and send email at appropriate times to recipients. About half of the email that gets sent through the API is promotional in nature and he does not know the context, nor does he want to know it. He just wants successful API calls and a stable service to support the critical mission of his company to communicate via email with its customers. He reports to the Chief Technology Officer, who is responsible for email delivery applications. Dewey uses a home-grown solution for email delivery but is evaluating cloud services that could free up a significant amount of time for him and others on his team. He is measuring these cloud services based on a number of factors, including the quality of their APIs, clear documentation, simple integration, reliability, and an established community for finding answers when he needs them.

        Olivia is a Director of Marketing at the same high growth startup. She has multiple roles: improving search engine optimization, advertising on social media, planning events, managing marketing programs, and establishing partnerships. She is tasked with increasing company revenue that can be directly attributed to her marketing efforts. When it comes to email, Olivia creates the content and layouts for promotional email, manages distribution lists and analyzes user data to create unique personal emails to go out when customers are most likely to buy. She has a lot on her plate and just wants everything to work. She uses an email marketing system that she found online, but she is frustrated with the amount of time that it takes her team to manage the system and the number of emails that get bounced back. She is evaluating cloud services and requires a proven track record, customer testimonials, support and potential to scale with the business as it grows.

        IT purchasing power in businesses is increasingly moving to people like Dewey and Olivia, who want cloud services that are effective and efficient. They care about the reliability of the service, so they can focus on core tasks and be more productive in their jobs. They do not want to deal with sales people, contracts or complicated integrations. They do their own online research and use a credit card to purchase software online. They like the transparency in online pricing, a simple volume-based monthly price for what they need. Once they find a solution that works, they want to be up and running quickly.

Benefits of Our Solution

        Key benefits of our solution include:

  Platform Reliability

        Businesses rely on our platform to power their customer email communications. We utilize a robust global infrastructure that includes multiple co-located data centers and public cloud resources to host our platform. In 2016, our platform was available for our customers to send email 99.995% of the time. We have invested and continue to invest to improve the reliability of our platform.

  Proprietary Technology and Domain Expertise Enables Effective Email Delivery

        We significantly improve email deliverability through embedded intellectual property in our platform and industry-leading domain expertise. Our platform is designed to operate at scale across multiple inbox service providers. We have over 170 domain experts in email communication supporting our technology. In the first six months of 2017, we estimate that we achieved a delivery rate of 94%, as compared to a general delivery rate for wanted email of 80% for the 12-month period ended June 30, 2017, as reported by Return Path in 2017. Our delivery rates for 2014, 2015 and 2016, were consistent with our delivery rate for the first six months of 2017. We also offer Expert Services to help our customers achieve the best outcomes for their individual needs. We estimate customers who utilize our Expert Services achieve nearly 4% higher deliverability on average, compared to our standard offering.

  Ability to Scale With Customers As They Grow

        Our communication platform provides the same high-quality service to a wide range of businesses, from startups to large enterprises, that send significant email volumes. Our Email API service starts with entry-level pricing of $9.95 that supports up to 40,000 emails per month and scales up from there. Our largest customers send more than one billion emails per month. We recognize that as our customers scale, their needs evolve and we provide services that help them manage the complexities that emerge.

  Frictionless Adoption for Developers and Marketers

        We make it easy for developers and marketers to adopt our platform using a self-service model. We provide a flexible API setup to easily add email functionality to their applications which allows developers to begin sending email through our API in minutes. We have comprehensive documentation to help developers write code in their preferred development framework. We also provide 24 × 7 support to help our customers integrate with our platform. We have a community of over 2.5 million active users that serves as a resource for questions about our platform. Marketers seek the same reliable service for marketing email as developers do for transactional email. Therefore, once a business is using our API for transactional email delivery, it is simple for that business to also use our platform for promotional and personalized email marketing.

  Affordable and Accessible to Businesses of All Sizes

        We offer our Email API service as a monthly subscription, with pricing based on email volume. Our Email API service pricing plans start at $9.95 per month for up to 40,000 emails, providing businesses of all sizes, especially SMBs, with an affordable option for digital customer communication. Businesses can tailor the use of our services for their individual needs, without the need to commit to expensive, multi-year contracts. Our cloud-based services generally provide significant cost savings compared to an internally developed system and free up internal resources for other tasks. Based on our internal estimates and analysis, we believe a typical high-volume customer located in a major metropolitan area could save up to one-third by using our Email API service as compared to the cost of implementing and maintaining an internally-developed email delivery system.

  Extensible Communications Platform

        Our platform incorporates extensible technology that allows our customers to expand their use cases to improve their customer communications. We introduced our Email API service in 2009, which allowed businesses to send both transactional and marketing emails. We continued to add functionality to our platform and in late 2015, we introduced our Marketing Campaigns service. Businesses that use our Marketing Campaigns service gain more insight about how their customers interact with email, which allows the business to improve deliverability and engagement. Our customers benefit from having a single platform for transactional and marketing email, enabling them to manage their customer contact data in a single place, leverage universal design templates and testing systems, and ensure high email deliverability.

Competitive Strengths

        Our competitive strengths include:

  Easy to Adopt, Self-Service Model

        Our Email API and Marketing Campaigns services are designed to be accessed from our website and immediately useable. During 2016, approximately 98% of our new customers purchased our platform through our website, without engaging with our sales team. By reducing the friction that typically accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more customers to try, buy and derive value from our platform. Customers find us through our marketing efforts and word-of-mouth. This self-service model has allowed us to grow our customer base while avoiding the expensive customer acquisition costs typical of high-touch enterprise sales models. We focus on the quality of our services, frictionless adoption and customer support in lieu of a costly traditional sales infrastructure.

  Market Leadership in Email Service with Strong Brand Association

        We pioneered the market for a cloud-based email API service and continue to invest significant resources to extend our technology leadership and brand awareness in our industry. As a result of these initiatives and our involvement in the early development of commercialized email service, we believe that the SendGrid brand has become synonymous with email delivery and is recognized as the industry standard for scalability, reliability and deliverability. Our brand recognition is central to the efficiency of our self-service sales model.

  Significant Domain Expertise Around Email

        We have processed over one trillion emails since inception, including over 210 billion emails in the first six months of 2017. We sent email to more than 3.5 billion unique email addresses globally during the 12-month period ended June 30, 2017. We believe each of those figures is materially larger than our closest competitor. We have longstanding relationships and integrations with inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail. These relationships provide us with real-time intelligence and performance feedback that enables us to optimize the deliverability of the emails that we send. Additionally, our personnel hold leadership roles with numerous email industry organizations including the Messaging Malware Mobile Anti-Abuse Working Group, Data & Marketing Association and Email Experience Council.

  Large, Growing and Happy Global Customer Base

        As of June 30, 2017, we had over 55,000 customers globally. Our broad customer base provides us with insight into digital communication trends and activity and results in word-of-mouth recognition that drives traffic to our website. We have minimal customer concentration with no customer accounting for more than 2% of revenue in any of the last three years, and a broad geographic reach with more than 36% of our revenue in the same periods coming from international regions, where we maintain limited infrastructure and no product localization.

  Proven and Well-Regarded Leadership Team

        Our senior leadership team has a strong record of success of starting and scaling technology companies, including publicly-traded software companies. We have received numerous external accolades related to our workplace culture, including a 4.8 / 5.0 rating on Glassdoor as of August 2017.

The SendGrid Culture Defines Who We Are and How We Engage with Customers

        SendGrid's "4H" culture has allowed us to become a dynamic industry creator that attracts great people and consistently ranks as a top place to work. We strive to create an environment where people can have a career-defining experience and do their best work. Our culture is the sum of our values, traditions, beliefs, interactions, behaviors and attitudes, and it is through our culture that we recruit and retain top talent. Our culture is in our "4H's": "Happy," "Hungry," "Humble" and "Honest." Our people are "Hungry" to raise the bar to deliver results, yet are still "Humble" and always learning from each other and their customers. They are "Honest," meaning they value transparency, share feedback freely, and use data to make decisions, and are "Happy" to enjoy both their work and their lives outside of the office. Happiness is not about free food or matching 401Ks. It is about doing meaningful and challenging work, the customers you serve and the people with whom you work.

        The vernacular of our "4H's" can be heard throughout our offices: "Honest H feedback, this wasn't what I had expected" or "We're running a bit behind schedule, we need to add some Hungry H to this initiative." We invest time and resources throughout the year to ensure alignment with our mission, vision and values, and we are maniacally focused on recruiting and developing our talent.

        Our "4H" culture is not just how we operate day to day, it is what we look for when we hire new employees and is in our DNA. We rely on people who best exemplify our company's culture to interview candidates and be part of the selection process. It is considered a privilege to recruit, with those roles reserved for employees who have demonstrated excellence in their ability to consistently identify great talent and distinctive cultural fit for our company. Each interviewer is responsible for probing on a different "H" and soliciting specific examples from the candidate's experience in which they exhibited those values.

        We invest in our team in multiple ways, including learning and development, performance management and career development. Our employees are our greatest strength and we strive to foster a collaborative, productive and fun work environment. We are proud that we have been recognized with multiple workplace awards, including from Inc. 5000, the Denver Post, Forbes and Fortune.

Our Growth Strategies

        Key components of our growth strategy include:

  Continue to Add Customers to Our Platform

        The market for our platform is large, underpenetrated and growing. We believe we are less than 3% penetrated in our potential addressable customer base and that there is substantial opportunity to add additional customers both in the United States and internationally as the ubiquity of email and the digital transformation of businesses continue to drive market adoption of our services.

  Expand Platform Features and Functionality and Grow Our Marketing Campaigns Service

        Our ability to develop new applications and functionalities has been integral to our success and we intend to continue to invest to extend the functionality and range of our platform. An example of innovation includes our Marketing Campaigns service, which we launched in late 2015. Our Marketing Campaigns service has experienced strong customer receptivity, with more than 7,400 customers as of June 30, 2017. We intend to grow our Marketing Campaigns service by cross selling into our existing Email API service customer base, acquiring new customers and adding new capabilities and features. Many of our Email API service customers do not employ separate, dedicated marketing solutions and we believe that our Marketing Campaigns service offers them a highly attractive proposition. Furthermore, while we do not currently provide services in other emerging communications channels, such as messaging/chat platforms, in-app messages, online ads, browser and push notifications, and SMS, we believe that the proliferation of these channels creates further potential growth opportunities over time for us to help our customers optimize their communications across those channels.

  Expand our Strategic Partner Channel

        We have built and plan to continue investing in channel relationships with our strategic partners in order to broaden the reach of our internal marketing efforts. Our partner ecosystem includes strategic relationships with leading public cloud infrastructure providers and ecommerce platforms, such as Heroku and Microsoft Azure, software vendors that offer complementary products and with which we co-sell our Email API and Marketing Campaigns services, such as Github, New Relic and Twilio, and digital marketing agencies, such as Deloitte Digital, which resell our services to their clients.

  Continue to Grow Internationally

        We generated more than 36% of our revenue in each of the last three years from customers located in international geographies despite having limited international infrastructure and no product localization. We attribute this success to awareness of our services, our frictionless self-service onboarding process and the ease-of-use of our services. Recently, we opened our first international sales and marketing office in

London. In the future, we intend to add more physical infrastructure as well as localized platform content and currency, checkout, and support that will enhance our attractiveness to international customers.

  Pursue Select Acquisitions to Augment Our Features and Functionality

        We intend to continue pursuing acquisitions that we believe will be complementary. For example, we may pursue acquisitions that we believe will enhance our services, accelerate customer acquisition, introduce different distribution channels, and add talent and expertise to our organization. We have a track record of successfully completing acquisitions. For example, in 2015, we acquired certain assets from Message Bus, a transactional email company, and in 2017, we acquired Bizzy, a marketing automation company.

SendGrid.org

        We believe we can create greater social good through better communications. Through SendGrid.org, which is a part of our company and not a separate legal entity, we donate and discount our services to nonprofits, who use our services to engage their audience, expand their reach and focus on making a meaningful change in the world. To that end, we have reserved 466,571 shares of our common stock to fund and support operations of SendGrid.org, which represented 1% of our outstanding capital stock on the date it was approved by our board of directors.

Our Platform and Services

        Our offerings include:

  Email API

        Our Email API service enables businesses to programmatically send email via our API or an SMTP relay. We manage delivery of those emails and report on account statistics and recipient engagement. We take care of the details of making SMTP connections, bulk emailing, connection handling, and click- and open-tracking to help our customers get the right message to the right person at the right time.

  •
  Integrations:  Businesses can integrate our email API with multiple leading development frameworks and client libraries, including Node.js, Ruby, Python, Go, PHP, Java and C#.

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  Documentation:  Users can get answers and support from robust documentation, video tutorials and the SendGrid community on our website.

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  IP Management:  Domains and links can be customized, whether sending from shared IP address pools or a dedicated IP address, for improved reputation management and delivery.

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  Deliverability:  Our custom Sender Policy Framework and DomainKeys Identified Mail record creation is designed to eliminate domain spoofing and phishing.

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  Reporting & Analytics:  Account statistics and engagement data can be accessed in real-time via our Advanced Statistics API and SendGrid Event Webhook.

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  Mobile support:  Our deep linking functionality enables email engagement for mobile apps.

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  Security:  Our two-factor authentication, API key permissions, and IP Address Access Management enables secure management of our email API by our customers.

  Marketing Campaigns

        Our email marketing service, SendGrid Marketing Campaigns, allows marketers to upload and manage customer contact lists, create and test email templates, and then execute and analyze multi-faceted email campaigns that engage customers and drive growth. Our Marketing Campaigns service includes:

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  Segmentation and Contact Management Tools:  Enables users to upload and manage target recipient lists, create segments of recipients, and personalize messages to segments.

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  A/B testing:  Campaign optimization tools to test changes to subject lines, images, links, copy and button placement to optimize email campaign performance. Users can run up to six variations simultaneously.

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  Email Template Editor:  Enables marketers to design emails, drag and drop email components or existing HTML into the code editors, or write HTML directly, and personalize emails using customer fields to add recipient-specific data.

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  Analytics and Reporting:  Our real time analytics provide instant feedback and customizable performance metrics to optimize engagement.

  Expert Services

        Our Expert Services provide customers with a variety of service packages to ensure customers are able to maximize the value of their email programs.

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  Expert Managed Services:  Our in-house email experts proactively manage our customers' sender reputations on an ongoing basis by using sophisticated monitoring tools, building custom delivery plans and making recommendations to improve deliverability and email program return on investment.

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  One-time Services:  Offerings range from one-time onboarding and email delivery consulting services to custom-designed service packages that include direct access to expert technical support and delivery services team members.

The SendGrid Way

        We create new services and functionality via a process called The SendGrid Way. We engage our customer base to gather extensive feedback on existing services and services in development, as well as to learn about other communications problems our customers need to solve. This iterative process is ideal in providing our development team with listening posts to help guide our development roadmap. Our SendGrid Labs team is focused on future innovation beyond currently offered services.

Our Technology

        The technology that powers our digital communications platform combines IP and domain knowledge around email delivery, which enables us to deliver email reliably and at scale. Numerous and distinct technologies and processes go into email delivery, and it is our ability to apply these technologies across billions of daily emails and dozens of inbox service providers that truly differentiates our platform. Our technology balances the processes needed to keep bad actors who send harmful or unwanted emails off our platform with enabling reputable senders to deliver wanted mail to recipients. Constantly managing these two objectives, automatically and at scale, ensures a frictionless experience for users.

        We describe our technology differentiation across five areas:

  Ability to Process Email Efficiently

        Using a mechanism in Domain Name Servers, we have designed our mail processors to automatically route mail sent by our customers to our platform to the nearest email processing facility for optimized response times. We lease co-location space from third-party data center providers to maintain email processing facilities in four locations spread across the United States, as well as in Asia, the United Kingdom and Europe.

  Improving Deliverability for Reputable Senders

        Our platform is designed to capture the continuous signal provided by inbox service providers, allowing us to understand their operational responses to our email delivery techniques. Our proprietary technology relies on this continuous feedback mechanism to adjust the timing, speed and volume of email sending to optimize delivery for our customers across inbox service providers. We employ a variety of techniques to preserve the sender reputation of our customers, including warming up new IP addresses, where we systematically increase the volume of email sent from new IP addresses at a measured pace, and exponential-backoff, where we decelerate email sending quickly if the messages being sent are not well received by the target inbox service provider. We also protect our customers from actions that may inadvertently damage their ability to reach their end users. For example, our platform blocks the sending of email to end users who have unsubscribed from an email distribution list. Our Expert Services team also provides customized advice to help businesses improve their sender reputation for better deliverability.

  Keeping Bad Actors Off the System

        We strive to ensure that our platform is used only for sending wanted email. We continuously monitor the behaviors of users to detect unwanted email patterns. Once identified, we can reduce, suspend or eliminate the ability of bad actors to send emails by removing them from our platform. We utilize machine learning to analyze information gathered during the sign-up process and from third parties as well as email content to determine malicious intent. These controls help us to preserve the sender reputations of our customers.

  Market Leading Security Architecture

        We incorporate sophisticated layers of security into our platform. We offer encrypted email to the receiver's inbox through a Transport Layer Security connection. Our services are SOC 2 Type II compliant. Moreover, we have implemented a broad range of advanced security technologies designed to prevent external cyberattacks and keep our internal and customer-facing systems secure.

  Managing Our Services at Scale

        Our technology is designed to capture, process, and react to the unique and continuous signals provided by an array of inbox service providers. We helped create the notion of a transactional email service provider. We built a global, proprietary Message Transfer Agent, which is a set of sophisticated software components that manages the distribution and delivery of email to recipients through our co-located email processing facilities. We leverage scalable cloud resources to support continuous sending during high volume periods. We maintain a high level of reliability across our email processing facilities because they operate independently from one another. If we encounter an issue at one email processing facility, we can reroute mail to another to support continuous service for our customers. Our platform also uses fair queuing to optimize the email flow through the system so that an important message such as a password reset email is prioritized over non-critical messages going to millions of recipients.

        We intend to continue to invest in our research and development capabilities. Our research and development expense was $15.3 million, $19.0 million, $21.2 million and $13.7 million for 2014, 2015 and 2016 and for the six months ended June 30, 2017, respectively.

Our Customers

        Our scalable platform helps businesses solve some of their most important digital communications challenges. As of June 30, 2017, we had more than 55,000 customers globally using our services. We believe a relatively small number of businesses have more than one unique paying account with us, and we count each of these accounts as a separate customer. Our customers are comprised of SMBs and large global enterprises. We have a diverse customer base that spans industries. No customer accounted for more than 2% of revenue in any of the last three years.

Customer Case Studies

  DonorsChoose.org

        DonorsChoose.org is an organization realizing efficiencies from replacing an in-house email delivery system with our platform.

        Situation: Founded in April 2000, DonorsChoose.org pioneered crowdfunding to enable teachers to ask for the materials and experiences they need for their students to learn. Email is central to DonorsChoose.org's operations and during the 2016-2017 school year emails sent through our platform helped the online charity raise more than $16 million for classrooms around the country. Beyond revenue, email is key to fostering and nurturing long-term relationships between donors and classrooms. When DonorsChoose.org needed to change datacenters in 2012, the organization also reevaluated its email needs. DonorsChoose.org realized that as the importance of email to its philanthropic mission grew, so did its email sending volume. Further, the technical challenges of managing transactional email in-house had surpassed the expertise of the organization's technical team. To avoid future constraints and a large in-house technical investment, DonorsChoose.org began searching for a platform that was purpose-built to provide email infrastructure and deliverability as a service.

        Solution: After an extensive review of six email service providers, DonorsChoose.org selected us in 2012 as the provider that could easily integrate and scale with the transactional email needs of the organization. DonorsChoose.org has a database of more than 2.1 million opt-in users and sends approximately 2.5 million emails per month (more during the back-to-school and holiday seasons). The organization's promotional transactional email sent through our platform receives high engagement and generated an average monthly open rate above 85% for the six months ended June 30, 2017. The switch to our Email API service not only provided DonorsChoose.org with its desired email delivery capabilities but also freed up valuable time for the organization's engineers and product team who no longer had to maintain a homegrown transactional email delivery solution and troubleshoot issues. They could instead rely on our platform and support team to monitor, diagnose and help fix potential delivery problems.

  Glassdoor

        Glassdoor is a digital-first business that uses our Email API service to effectively reach a broad and diverse set of constituencies.

        Situation: Founded in 2007 as a ratings and reviews site that focused on giving job seekers insight into what it's like to work at a company, Glassdoor is now known for being the fastest growing and second largest job site in the U.S. and publishing lists such as the Employees' Choice Awards for the Best Places to Work and Highest Rated CEOs. Almost 10 years later, Glassdoor has anonymously gathered approximately 33 million reviews and insights directly from job seekers and employees for more than 700,000 companies around the world. Glassdoor relies on email to engage job seekers and drive job applications, as well as to provide informed candidates to employers on the Glassdoor jobs marketplace. As Glassdoor scaled, it required a flexible and scalable email delivery platform to process rapidly growing email volumes as the company continued to test new ways to engage users and drive business growth.

        Solution: Glassdoor started using our Email API service in 2012 in large part because of its affordable usage-based pricing, responsive customer support and flexible, reliable, and scalable infrastructure. Since implementing our Email API service, Glassdoor has scaled to sending an average of over 260 million emails per month through our platform over the six months ended June 30, 2017. Email is the third largest traffic source to Glassdoor's website, and the company has used our service to manage over 80 different email campaigns targeted at businesses and consumers across 14 countries in four different languages.

  Glö

        Glö is a digital-first SMB that has achieved significant improvement in its business operations as a result of implementation of our platform and use of our Customer Support team.

        Situation: Glö was founded in 2010 to help couples streamline their wedding planning without sacrificing sophistication. Glö provides elegant paperless wedding invitations, save the dates and wedding websites with sophisticated RSVP technology. The success of Glö's business model depends on their paperless invitations reaching the inbox of their users' guests. Glö sends over 18,000 emails each month, but prior to implementing our API service, about 30% of the company's email was routinely being undelivered resulting in numerous customer service calls and complaints from their users. While Glö tried to diagnose and fix the email deliverability issues internally, the company lacked the internal expertise to properly do so. Glö needed a way to ensure that every paperless invite its customers sent to their guest lists got delivered to the inbox, not the spam folder.

        Solution: Glö focused its search for a reliable email delivery service. Glö needed a full-service service that could handle email deployment, manage email deliverability and serve as external experts should delivery failures arise. In 2010, Glö adopted our Email API service and began to utilize our Customer Support team. As a result, from January 1, 2011 through June 30, 2017, Glö's monthly email delivery rate averaged above 97% and customer complaints decreased significantly.

  Gusto

        Gusto is a digital-first, business-to-business company that uses our Email API service for one of its core functions.

        Situation: Founded in 2011, Gusto provides payroll, benefits and HR to small businesses. Gusto has over 40,000 customers and operates in all 50 states. As its business quickly grew, Gusto needed a way to reliably send hundreds of thousands of important emails to its customers' employees being paid through Gusto, such as notifications of pay stub and W-2 availability. As a young startup that had recently graduated from Y Combinator, Gusto planned to launch new HR products in the future, such as worker's comp and health benefits around its flagship payroll product, and was looking for an email partner that could reliably scale as Gusto introduced new products.

        Solution: In 2012, Gusto began using our Email API service to ensure these mission-critical transactional emails were delivered reliably and on time every week. Gusto began by sending fewer than 100,000 emails per month through our platform. As Gusto has continued to grow its customer base, its use of our platform has increased significantly, with an average of over 1.0 million emails sent per month through our platform over the six months ended June 30, 2017.

  Spotify

        Spotify is a digital-first business that uses our Email API service to deliver hundreds of millions of emails each month to its users around the world.

        Situation: Spotify is a music, podcast and video streaming service. Spotify provides access to over 30 million songs. As of June 2017, it had over 140 million monthly active users, and as of March 2017, it had over 50 million paying subscribers. Spotify knew their email channel was key to driving revenue and engagement for their application and turned to SendGrid to power a large and fast-growing email program.

        Solution: Spotify became a SendGrid customer in 2011. Spotify uses SendGrid to send transactional emails, such as password resets, along with marketing emails, such as onboarding welcome series and artist promotions. For the six months ended June 30, 2017, Spotify delivered through SendGrid an average of over 300 million emails per month to users in many different countries and languages. The email channel is critical for Spotify, leading to millions of premium subscriptions and free user engagement to the business. Therefore, the high email deliverability Spotify experiences through our platform is a driver of significant revenue for the business.

Marketing and Sales

  Marketing

        We believe the SendGrid name is synonymous with email. We rely on our brand strength and self-service, go-to-market model to acquire customers with little direct sales involvement. Because of our self-service model, we depend on businesses finding us. We invest significantly in our marketing efforts to promote our brand, attract customers and build a community around our platform. We focus our marketing efforts on:

  •
  Self-Service Channel:  We acquire new customers through direct response marketing, such as email marketing, search engine advertising, display advertising, social media advertising and digital sponsorships. These initiatives are designed to attract new customers to our website that will sign up for our service. We run our own demand-side platform, allowing us to directly manage our digital advertising spend and maximize the efficacy of our customer acquisition strategy. We devote significant attention to generating compelling and informative content, including an extensive library of how-to guides, best practices recommendations and comparable benchmarks. Our customer analytics supports all of these efforts, measuring the effectiveness of each component of our self-service strategy.

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  Strategic Partner Channel:  We continue to expand our relationships with leading public cloud infrastructure providers, ecommerce platforms, software vendors and digital marketing agencies to acquire new customers.

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  Brand Strategy:  Our marketing is focused on both creating awareness of SendGrid across the developer and marketer communities through advertising, content marketing, public relations and events, and driving direct-response conversions via our self-service and partner channels. Our research and insights team continually gathers feedback from our customers to improve our targeting and ultimately the return-on-investment from our marketing activities. We established a customer advisory board to understand the changing needs of customers and to reflect those needs in our development roadmap.

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  Community Development:  We attribute much of our early success to our participation in the 2009 Techstars accelerator program. Through our Community Development team, we partner with startup accelerators, such as Techstars, incubators, and others in the startup ecosystem to provide mentorship and other support to emerging digital companies. As of June 30, 2017, more than 550 of our customers have been generated from this effort.

  Sales

        Our inside sales team responds to inbound customer inquiries and pursues targeted outbound prospects. We have a strategic focus on cross-selling our Marketing Campaigns service and Expert Services to our existing customer base. We also have a dedicated customer success team that supports larger-volume accounts and helps them grow and expand.

  Technical Support

        Our platform is designed to be easy to adopt and use with little support. We do provide support for all of our customers through our Customer Support team, which provides 24 × 7 telephonic, email and chat support. Our online support services enable our customers to access documentation and instruction for our services on the Docs section of our website. We offer troubleshooting and how-to tips for all of our services, with links to all our service-specific knowledge bases.

Our Competition

        We provide cloud-based services that enable businesses to reach their customers using email for both transactional and marketing purposes. The market for providing these services is fragmented, with some vendors addressing transactional email services, some vendors addressing email marketing services and other vendors providing a broad array of services that include transactional and marketing services as part of a software suite or broader portfolio of software offerings. Notwithstanding the availability of third-party software services, some businesses rely on internally-developed solutions for their email communications needs. The market for digital communications services is also rapidly evolving, creating opportunity for new competitors to enter the market with point product solutions or addressing specific segments of the market. In addition, in some instances, we have strategic or other commercial relationships with companies with which we also compete, such as Amazon Web Services. Our competitors include:

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  Companies that offer transactional email services, including Amazon, Mailgun, Oracle and SparkPost; and

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  Companies that offer email marketing services, including Adobe, Campaign Monitor, Endurance, IBM, MailChimp, Oracle, and Salesforce.

        We believe the principal competitive factors include: completeness of offering; credibility with developers and marketers; global reach; ease of adoption; features and functionality; platform scalability, reliability, security and performance; brand awareness and reputation; integration with third-party applications and data sources; customer support; and the total cost of deployment and ownership. We believe that we compete favorably with respect to each of these factors. For additional information, see the section titled "Risk Factors—Risks Related to our Business—The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed."

Employees

        As of June 30, 2017, we had 384 full-time employees.

Facilities

        Our principal corporate office is in Denver, Colorado, where we occupy approximately 72,000 square feet under a lease that expires in 2024. We also have offices in Redwood City, California, Orange, California, and London, United Kingdom. We also host our platform infrastructure through a combination of leased co-location space at third-party data centers and mail processing facilities in locations spread across the United States, as well as in Asia, the United Kingdom and Europe, and public-cloud resources. We believe that our facilities are adequate and suitable for our current needs and that suitable additional space will be available, if needed.

Intellectual Property

        We rely on a combination of intellectual property rights, including patent, trade secret, copyright and trademark protections, as well as customary contractual protections to protect our proprietary technology.

        As of June 30, 2017, in the United States, we had one issued patent, which expires in 2036. We have also registered "SendGrid" as a trademark and our pixel grid design in the United States and various foreign jurisdictions. In addition, we also enter into confidentiality and invention assignment agreements with our employees and contractors and sign confidentiality agreements with third parties. We restrict access to proprietary technology and confidential information through the use of internal controls.

        Despite our efforts to protect our technology and proprietary rights through intellectual property rights and contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our international operations, and effective intellectual property and trade secret protection may not be available or may be limited in foreign countries.

Legal Proceedings

        From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources and other factors.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers, including their ages as of September 25, 2017:

Name	Age	Position(s)
Executive Officers:
Sameer Dholakia	43	President, Chief Executive Officer, Director and Chairman of the Board
Yancey Spruill	50	Chief Financial Officer, Chief Operating Officer and Treasurer
Scott Heimes	48	Chief Marketing Officer
Pattie Money	60	Chief People Operations Officer
Stephen Sloan	44	Chief Product Officer
Leandra Fishman Yanagawa	45	Senior Vice President of Sales and Customer Success
Craig Kaes	46	Senior Vice President of Engineering
Michael Tognetti	44	Senior Vice President, General Counsel and Secretary
Non-Employee Directors:
Warren Adelman(1)(3)	54	Director
Ajay Agarwal(3)	47	Director
Fred Ball(2)(3)*	55	Director
Byron B. Deeter(1)(2)	43	Director
Ryan McIntyre	45	Director
Hilary Schneider(1)(2)	56	Director
Sri Viswanath(1)(2)	42	Director

(1)
Member of the compensation committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the audit committee.

*
Lead Independent Director

  Executive Officers

        Sameer Dholakia has served as our Chief Executive Officer and as a member of our board of directors since September 2014. Mr. Dholakia has also served as our Chairman of the Board since September 2017. Prior to joining SendGrid, Mr. Dholakia served at Citrix Systems, Inc., an enterprise software company, as Group Vice President and General Manager of the Cloud Platforms group from 2011 to 2014 and as the Vice President of Marketing from 2010 to 2011. Mr. Dholakia joined Citrix in 2010 following Citrix's acquisition of VMLogix, Inc., a provider of virtualization management software, where he served as Chief Executive Officer from 2007 to 2010. Mr. Dholakia holds a B.A. in Economics and an M.A. in Organizational Studies from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Dholakia is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his extensive experience operating technology companies.

        Yancey Spruill has served as our Chief Financial Officer, Chief Operating Officer and Treasurer since June 2015. Prior to joining SendGrid, Mr. Spruill served as Chief Financial Officer at TwentyEighty, Inc., a provider of training and performance improvement solutions, from 2014 to 2015. From 2004 to 2014, Mr. Spruill served as Executive Vice President and Chief Financial Officer at DigitalGlobe, Inc., a publicly-traded provider of geospatial information products and services. Mr. Spruill also served on the board of directors for Rally Software Development Corp., a formerly publicly-traded provider of agile development software, from 2014 until its acquisition by CA, Inc. in 2015, and has served on the board of directors of Allscripts Healthcare Solutions, Inc., a publicly-traded electronic healthcare records technology company, since 2016. Mr. Spruill holds a Bachelor of Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

        Scott Heimes has served as our Chief Marketing Officer since November 2015. Prior to joining SendGrid, Mr. Heimes served as Chief Marketing Officer at Digital River, Inc., an ecommerce, payments and marketing services provider, from 2012 to 2015. From 2009 to 2012, Mr. Heimes served as Chief Marketing Officer at WebMD Health Corp., a health information provider. Mr. Heimes has also served on the board of directors of Marlin Business Services Corp., a publicly-traded provider of credit products and services to small businesses, since 2015. Mr. Heimes holds a B.A. in English Literature with a minor in French and Business Administration from the University of St. Thomas.

        Pattie Money has served as our Chief People Operations Officer since October 2016. Prior to joining SendGrid, Ms. Money served as Chief People Officer at TubeMogul, Inc., a formerly publicly-traded enterprise advertising software company, from 2015 to 2016. From 2013 to 2015, Ms. Money served as Senior Vice President, Human Resources at Mercury Payment Systems, Inc., an online payment technology company. From 2000 to 2013, Ms. Money was head of Human Resources at Monotype Imaging Incorporated, a provider of type-related products and technologies, including serving as Monotype's Vice President for Human Resources from 2007 to 2013. Ms. Money holds a B.B.A. in Marketing from the University of Memphis and an M.S. in Human Resources Development from Villanova University.

        Stephen Sloan has served as our Chief Product Officer since October 2015. Prior to joining SendGrid, Mr. Sloan served as Senior Vice President, Products and Engineering at Marketo, Inc., a publicly-traded marketing software company, from 2013 to 2015. From 2012 to 2013, Mr. Sloan served as Head of Product, WorkDocs at Amazon Web Services, Inc., a cloud computing company. Mr. Sloan was with Microsoft Corporation from 2005 to 2012, where he served in several product leadership roles, most recently as Director, Product Management for Microsoft Office and Office 365. Mr. Sloan holds a B.A. from the University of California, Berkeley and an M.B.A. from the Kellogg School of Management at Northwestern University.

        Leandra Fishman Yanagawa has served as our Senior Vice President of Sales and Customer Success since August 2016. Prior to joining SendGrid, Ms. Fishman served as an independent executive management consultant for several startup companies from 2011 to 2016. From 2012 to 2014, Ms. Fishman also served as Vice President for Global Corporate Sales at Jive Software, Inc., a formerly publicly-traded provider of communication and collaboration solutions for businesses. From 2010 to 2011, Ms. Fishman served as Vice President for Deal Development and Advisor to Mamapedia, LLC, a social platform for mothers. Ms. Fishman served as Vice President of Sales at VMLogix, Inc., a provider of virtualization management software, from 2008 until its acquisition by Citrix Systems, Inc. in 2010.

        Craig Kaes has served as our Senior Vice President of Engineering since May 2016. From March 2015 to May 2016, Mr. Kaes served as our Vice President of Engineering. Prior to joining SendGrid, Mr. Kaes held several positions with Cisco Systems, Inc., a publicly-traded provider of networking and telephony products and services, including Senior Engineering Director of Mobility from 2013 to 2015, Senior Director of Platform Engineering from 2011 to 2013 and Director of Engineering from 2008 to 2011. From 2000 to 2008, Mr. Kaes held several positions at Jabber, Inc., a presence and messaging software provider, including most recently as Jabber's Vice President of Engineering. Mr. Kaes holds a B.S. in Mathematics and Philosophy from the University of Colorado at Denver, an M.S. in Computer Science from the University of Oregon, and an Executive Certificate in Management and Leadership from the Massachusetts Institute of Technology's Sloan School of Management.

        Michael Tognetti has served as our Senior Vice President and General Counsel since September 2011. Prior to joining SendGrid, Mr. Tognetti served as Senior Vice President and General Counsel at Decisioneering, Inc., a provider of risk analysis and decision-making software, from 2003 to 2007. After Decisioneering was acquired by Hyperion Solutions Corporation, which was subsequently acquired by Oracle Corporation, Mr. Tognetti served as a Solution Specialist at Oracle from 2007 to 2011. Mr. Tognetti holds a B.S. in Electrical Engineering from the University of Notre Dame and a J.D. from Harvard Law School.

  Non-Employee Directors

        Warren Adelman has served on our board of directors since April 2014. Mr. Adelman has served as the Managing Director of Nativ Group, a personal investment firm, since 2012. Prior to founding Nativ Group, Mr. Adelman held a variety of positions at GoDaddy Inc., a publicly-traded domain name registrar, from 2003 to 2012, including Vice President for Strategic Development from 2003 to 2004, Chief Operating Officer from 2004 to 2006, President and Chief Operating Officer from 2006 to 2011 and Chief Executive Officer from 2011 to 2012. Mr. Adelman also served as a member of GoDaddy's board of directors from 2006 to 2012. Mr. Adelman holds a B.A. in Political Science and History from the University of Toronto. We believe Mr. Adelman is qualified to serve on our board of directors because of his extensive experience with technology companies as both a director and an executive officer.

        Ajay Agarwal has served on our board of directors since November 2016. Since 2003, Mr. Agarwal has served as a Managing Director at Bain Capital Ventures, a venture capital firm. Prior to joining Bain Capital Ventures, Mr. Agarwal served as head of sales and marketing at Trilogy Inc., an enterprise software company. Mr. Agarwal also serves on the boards of directors of a number of privately-held companies. Mr. Agarwal holds a B.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Agarwal is qualified to serve on our board of directors because of his extensive experience with technology companies, including as a director and venture capitalist.

        Fred Ball has served on our board of directors since April 2017. Mr. Ball served as Chief Financial Officer, Executive Vice President and Chief Administrative Officer at Marketo, Inc., a formerly publicly-traded marketing software company, from 2011 to 2016. From 2008 to 2011, Mr. Ball served as Chief Financial Officer at Webroot, Inc., a software security solutions provider. From 2004 to 2007, Mr. Ball served as Senior Vice President and Chief Financial Officer at BigBand Networks, Inc., a publicly-traded digital video networking company. Mr. Ball has also served on the board of directors of Advanced Energy Industries Inc., a publicly-traded electronic components manufacturing company, since 2008, and the board of directors of Electro Scientific Industries, Inc., a publicly-traded technology company, since 2003. Mr. Ball also serves on the board of a privately-held company. Mr. Ball holds a B.S. in Accounting from Virginia Polytechnic Institute and State University. We believe Mr. Ball is qualified to serve on our board of directors because of his substantial corporate finance and management experience with technology companies.

        Byron Deeter has served on our board of directors since January 2012. Since 2005, Mr. Deeter has served as a partner of Bessemer Venture Partners, a venture capital firm. From 2004 to 2005, Mr. Deeter served as a business development and marketing development executive at International Business Machines Corporation, a publicly-traded technology and consulting company. From 1999 to 2004, Mr. Deeter served in several roles, including co-founder, President, Chief Executive Officer and Vice President of Business Development, at Trigo Technologies, Inc., a product information management company, which was acquired by IBM in 2004. Since 2010, Mr. Deeter has served on the board of directors of Twilio, Inc., a publicly-traded cloud communications platform company. Mr. Deeter also served on the board of directors of Instructure, Inc., a publicly-traded educational technology company, from 2013 to 2016, the board of directors of Cornerstore OnDemand, Inc., a publicly-traded cloud-based learning and talent management solutions company, from 2007 to 2014, the board of directors of Criteo S.A., a publicly-traded online targeted advertising company, from 2010 to 2014, and the board of directors of Eloqua, Inc., a formerly publicly-traded cloud-based marketing automation company, from 2007 until its acquisition by Oracle in 2013. Mr. Deeter also serves on the boards of directors of a number of privately-held companies. Mr. Deeter holds a B.A. in Political Economy from the University of California, Berkeley. We believe Mr. Deeter is qualified to serve on our board of directors because of his extensive experience with technology companies as a director, officer and venture capitalist.

        Ryan McIntyre has served on our board of directors since October 2015. Mr. McIntyre also previously served on our board of directors from April 2010 to August 2014. Since 2007, Mr. McIntyre has served as a Managing Director of the Foundry Group, a venture capital firm. Prior to joining Foundry, Mr. McIntyre served as a Principal at Mobius Venture Capital, a venture capital firm, from 2000 to 2014. Mr. McIntyre also serves on the boards of directors of a number of privately-held companies. Mr. McIntyre holds a B.S. in Symbolic Systems from Stanford University. We believe Mr. McIntyre is qualified to serve on our board of directors because of his extensive experience with technology companies, including as a director and venture capitalist.

        Hilary Schneider has served on our board of directors since July 2017. Ms. Schneider served as President, Chief Executive Officer and a director of LifeLock, Inc., a formerly publicly-traded provider of identity theft protection, identity risk assessment and fraud protection services, from March 2016 to February 2017. From 2012 to 2016, Ms. Schneider served as the President of LifeLock, Inc. Ms. Schneider served as a director of LogMeIn, Inc., a publicly-traded provider of cloud-based remote connectivity service, from 2011 to 2014. From March 2010 to November 2010, Ms. Schneider served as Executive Vice President at Yahoo! Americas, a global technology company. Ms. Schneider joined Yahoo! in 2006, when she led the company's U.S. region, Global Partner Solutions and Local Markets and Commerce division. Prior to joining Yahoo!, Ms. Schneider held senior leadership roles at Knight Ridder, Inc., a media company, from 2002 to 2005, including serving as Chief Executive Officer of Knight Ridder Digital. From 2000 to 2002, Ms. Schneider served as President and Chief Executive Officer of Red Herring Communications, a media company. Ms. Schneider also serves on the board of directors of several private companies. Ms. Schneider holds a B.A. in Economics from Brown University and an M.B.A. from Harvard Business School. We believe Ms. Schneider is qualified to serve on our board of directors because of her extensive experience with technology companies as both a director and an executive officer.

        Sri Viswanath has served on our board of directors since September 2017. Mr. Viswanath has served as the Chief Technology Officer of Atlassian Corporation PLC, a publicly-traded enterprise software company, since January 2016. From April 2013 to December 2015, Mr. Viswanath served as Chief Technology Officer and Senior Vice President of Product and Engineering at Groupon, Inc., a global local commerce company. From September 2012 to April 2013, Mr. Viswanath was the Vice President of Research and Development for mobile computing at VMware, a provider of cloud and virtualization software and services. From September 2009 to November 2011, Mr. Viswanath served as Senior Vice President of Engineering at Ning, Inc., an online SaaS platform company, which was acquired in November 2011 by Glam Media, a media company, where he was Senior Vice President of Engineering and General Manager of publisher products from November 2011 to August 2012. From 1999 to July 2008, Mr. Viswanath led the development of a number of open-source and business-to-business products at Sun Microsystems. Mr. Viswanath holds an M.S. in computer science from Clemson University and an M.S. in management from Stanford University. We believe Mr. Viswanath is qualified to serve on our board of directors because of his extensive management experience with technology companies.

Classified Board

        Our board of directors will consist of seven members upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  The Class I directors will be Fred Ball, Hilary Schneider and Sri Viswanath and their terms will expire at the annual meeting of stockholders to be held in 2018;

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  The Class II directors will be Ajay Agarwal and Byron B. Deeter and their terms will expire at the annual meeting of stockholders to be held in 2019; and

  •
  The Class III directors will be Warren Adelman and Sameer Dholakia and their terms will expire at the annual meeting of stockholders to be held in 2020.

        We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Under the listing requirements and rules of the New York Stock Exchange, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Adelman, Mr. Agarwal, Mr. Ball, Mr. Deeter, Ms. Schneider and Mr. Viswanath do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

        Our corporate governance guidelines and bylaws provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of the board of directors.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

  Audit Committee

        Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our audit committee will consist of Mr. Adelman, Mr. Agarwal and Mr. Ball, each of whom our board of directors has determined satisfies the independence requirements under the applicable listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Ball, whom our board of directors has determined is an "audit committee financial expert" within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, the board of directors has examined each audit committee member's scope of experience and the nature of his employment in the corporate finance sector. The functions of this committee include:

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  helping our board of directors oversee our corporate accounting and financial reporting processes;

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  reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;

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  assisting with design and implementation of our internal audit and risk assessment functions;

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  evaluating the qualifications, performance and independence of our independent registered public accounting firm and deciding whether to retain its services;

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  monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

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  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end results;

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  developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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  reviewing related party transactions;

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  obtaining and reviewing a written statement by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;

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  approving, or as permitted, pre-approving, audit and permissible non-audit services to be performed by an independent registered public accounting firm; and

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  reviewing and assessing, at least annually, the performance of the audit committee and adequacy of its charter.

  Compensation Committee

        Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our compensation committee will consist of Mr. Adelman, Mr. Deeter, Ms. Schneider and Mr. Viswanath. Our board of directors has determined that each of Mr. Adelman, Mr. Deeter, Ms. Schneider and Mr. Viswanath is independent under the applicable listing standards, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the chair of our compensation committee will be Ms. Schneider. The functions of this committee include:

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  reviewing, modifying and overseeing overall compensation strategy and policies;

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  reviewing and approving the compensation and other terms of employment of our chief executive officer, other executive officers and senior management, as appropriate;

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  reviewing and approving the compensation arrangements with our executive officers and other senior management, as appropriate;

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  reviewing and recommending to the full board of directors the compensation of our directors;

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  appointing and overseeing the work of compensation consultants, legal counsel or any other advisors and consultants engaged for the purpose of advising the compensation committee;

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  adopting and administering equity award plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

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  establishing policies with respect to equity compensation arrangements;

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  reviewing and evaluating with the chief executive officer the succession plans for our executive officers; and

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  reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

  Nominating and Corporate Governance Committee

        Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our nominating and corporate governance committee consists of Mr. Ball, Mr. Deeter, Ms. Schneider and Mr. Viswanath. Our board of directors has determined that Mr. Ball, Mr. Deeter, Ms. Schneider and Mr. Viswanath are independent under the applicable listing standards. Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the chair of our nominating and corporate governance committee will be Mr. Deeter. The functions of this committee include:

  •
  reviewing periodically and evaluating director performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

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  identifying, evaluating, nominating and recommending individuals for membership on our board of directors;

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  reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

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  reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

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  reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Conduct

        We have adopted a Code of Conduct that applies to all of our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our Code of Conduct will be posted on our website at http://sendgrid.com. We intend to disclose future amendments to certain provisions of our Code of Conduct, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2016, our compensation committee consisted of Messrs. Adelman, Deeter and McIntyre. None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

        In August 2016, we and some of our stockholders, including entities affiliated with Messrs. Deeter and McIntyre, entered into stock transfer agreements. Additionally, in August 2017, we and some of our stockholders, including entities affiliated with Mr. McIntyre, entered into a stock transfer agreement and a securities purchase agreement. Additionally, in November 2016, we sold an aggregate of 2,329,072 shares of our Series D convertible preferred stock at a price per share of $14.14029. Entities affiliated with Messrs. Deeter and McIntyre participated in this equity financing. Concurrently with the November 2016 financing, we amended and restated certain agreements among us and our stockholders, including such entities affiliated with Messrs. Deeter and McIntyre. See the sections titled "Certain Relationships and Related Party Transactions—Stock Transfers," "Certain Relationships and Related Party Transactions—Equity Financings," "Certain Relationships and Related Party Transactions—Registration Rights Agreement" and "Certain Relationships and Related Party Transactions—Shareholders Agreement" for a description of these transactions.

Non-Employee Director Compensation

  Cash Compensation

        No cash compensation was paid to our non-employee directors in 2016. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Mr. Dholakia, our chief executive officer, is also a director but does not receive any additional compensation for his service as a director. Mr. Dholakia's compensation as an executive officer is set forth below under "Executive Compensation—Summary Compensation Table." Mr. Saldana, our co-founder and Senior Software Engineer, was a director during 2016 but did not receive any additional compensation for his service as a director in 2016.

  Equity Incentive Compensation

        Nathaniel Steven Lucas resigned from our board of directors in November 2016. As of December 31, 2016, Mr. Lucas held an option to purchase 63,675 shares of our common stock and Warren Adelman held an option to purchase 101,880 shares of our common stock, each at an exercise price of $1.50 per share. None of our other non-employee directors held any options or other stock awards as of December 31, 2016.

        Fred Ball joined our board of directors in April 2017 and received an option to purchase 30,000 shares of our common stock at an exercise price of $5.48 per share. Hilary Schneider joined our board of directors in July 2017 and received an option to purchase 30,000 shares of our common stock at an exercise price of $12.00 per share.

  Future Director Compensation

        Prior to the completion of this offering, we expect to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

        Our named executive officers for 2016, which consist of our principal executive officer, our chief financial and operating officer, and our next two most highly compensated executive officers, are:

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  Sameer Dholakia, President and Chief Executive Officer;

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  Yancey Spruill, Chief Financial Officer, Chief Operating Officer and Treasurer;

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  Leandra Fishman Yanagawa, Senior VP of Sales and Customer Success; and

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  Pattie Money, Chief People Operations Officer.

2016 Summary Compensation Table

        The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2016.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Sameer Dholakia	350,024	—	200,000	15,677	565,701
President and Chief Executive Officer
Yancey Spruill	300,000	—	148,500	15,920	464,420
Chief Financial Officer, Chief
Operating Officer and Treasurer
Leandra Fishman Yanagawa	85,240	595,698	37,500	81,525	807,229
Senior VP of Sales and Customer Success
Pattie Money	58,750	420,005	20,000	38,403	542,530
Chief People Operations Officer

(1)
The amounts reflect the full grant date fair value for awards granted during 2016. The grant date fair value was computed in accordance with ASC Topic 718, Compensation—Stock Compensation. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 11 to our financial statements included in this prospectus.

(2)
The amounts represent the accumulated discretionary bonus payouts paid for performance during 2016 pursuant to the 2016 VP Bonus Plan, as discussed further below in the section titled "—Bonus Compensation."

(3)
Amounts in this column include payments for annual employee benefits and individual perquisites.

Outstanding Equity Awards at End of 2016

        The following table provides information about outstanding equity awards held by each of our named executive officers at December 31, 2016.

			Option Awards				Stock Awards
								Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2)
							Number of Unearned Shares, Units or other Rights That Have Not Vested
			Number of Securities Underlying Unexercised Options
	Grant Date(1)				Exercise Price	Expiration Date
Name			Exercisable	Unexercisable
Sameer Dholakia	10/20/2014	(3)	781,467	607,808	$1.83	10/19/2024
	10/20/2014	(4)				10/19/2024	617,455
Yancey Spruill	06/26/2015	(5)	216,322	360,539	$2.18	06/25/2025
Leandra Fishman Yanagawa	08/16/2016	(6)	0	316,847	$4.24	08/15/2026
Pattie Money	11/01/16	(7)	0	223,380	$4.24	10/31/2026

(1)
All of the outstanding equity awards were granted under our 2012 Plan and are subject to acceleration of vesting as described in "—Employment, Severance, and Change in Control Agreements" below.

(2)
The market price for our common stock is based on the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(3)
1/48th of the shares subject to the option vest monthly measured from September 29, 2014. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "Employment, Severance and Change in Control Agreements."

(4)
Mr. Dholakia holds RSUs that only vest and settle on the satisfaction of both (i) a time-based condition and (ii) an event-based vesting condition. The event-based condition will be satisfied the earlier of (a) a separation from service (as defined in our 2012 Plan), (b) the closing of a change in control (as defined in our 2012 Plan), and (c) the date six months after the effective date of the registration statement of which this prospectus is a part. Accordingly, it is expected that Mr. Dholakia's RSUs will vest six months after our initial public offering. The time-based condition was satisfied for 437,363 shares of common stock underlying the RSUs on July 31, 2017. The time-based condition for the remaining shares of common stock underlying the RSUs will be satisfied in equal monthly installments ending on August 29, 2018.

(5)
1/4th of the shares subject to the option vested on June 24, 2016. 1/48th of the shares subject to the option vest monthly measured from June 24, 2016. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements."

(6)
1/4th of the shares subject to the option will vest on August 15, 2017 and 1/48th will vest monthly thereafter. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements."

(7)
1/4th of the shares subject to the option will vest on October 3, 2017 and 1/48th will vest monthly thereafter. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements."

Bonus Compensation

        Our executive officers, including our named executive officers, received performance-based bonuses pursuant to SendGrid, Inc. 2016 VP Bonus Plan, or 2016 Bonus Plan, as adopted by the board. Our 2016 Bonus Plan allows the board to provide cash incentive awards to selected employees, including our named executive officers, based upon individual performance goals and corporate performance goals approved by the board.

        Under our 2016 Bonus Plan, each participant had an opportunity to earn an annual target bonus based on achievement of the individual performance goals and our achievement of the corporate goals. The relative weight between these two goals was 20% for individual performance, although the board had discretion to exceed 20% in the case of exceptional achievement, and 80% for corporate performance. The individual performance achievement was measured by demonstrable activity of competencies and responsibilities with the payout for such individual performance scalable based on achievement. The corporate performance was based on the following metrics: customer satisfaction, employee engagement, innovation, revenue growth and profitability. The minimum level of achievement for each corporate component was 80%, which corresponds to a 80% payout for that component. The payout for the corporate achievement was also scaled. If achievement for a corporate component was 120% or greater, the corresponding payout for that component was capped at 120%.

        In February 2017, our compensation committee adopted our SendGrid, Inc. 2017 Senior Executive Cash Incentive Bonus Plan, or 2017 Bonus Plan. Under our 2017 Bonus Plan, the board of directors determined the individual and corporate performance goals applicable to any award for 2017. Each eligible participant has an opportunity to earn an annual payment based on achievement of these individual and corporate performance goals. For 2017, the performance goals are based on the following metrics: individual performance, customer satisfaction, employee engagement, innovation, and revenue growth and profitability. The minimum level of achievement for each component will be 80%, which corresponds to a 80% payout for that component. The payout is scaled for achievement at or above 80%. If achievement for a component is 100%, then the corresponding payout for that component will be 100%. For any achievement beyond 100%, the corresponding payment is subject to accelerators, provided that the corresponding payout for individual, revenue growth and profitability and innovation are capped at 140%, 140% and 160%, respectively.

Employment, Severance and Change in Control Agreements

  Offer Letters

        We have offer letters with each of our executive officers. The offer letters generally provide for at-will employment and set forth the executive officer's initial base salary, eligibility for employee benefits, and confirmation of the terms of previously issued equity grants, including in some cases severance benefits on a qualifying termination of employment. In addition, each of our executive officers has executed our standard proprietary information and inventions agreement. The key terms of employment with our named executive officers are described below.

  Sameer Dholakia

        We entered into an offer letter with Mr. Dholakia, our President and Chief Executive Officer, on August 28, 2014. Pursuant to the offer letter, Mr. Dholakia's initial base salary was established at $350,000 per year. In addition, Mr. Dholakia was initially eligible to receive an annual cash bonus of up to $150,000 based on achievement of mutually agreed upon objectives. As of July 2017, Mr. Dholakia is eligible to receive an annual cash bonus target equal to 65% of his base salary pursuant to our 2017 Bonus Plan.

        On October 20, 2014, in accordance with the terms of his offer letter, Mr. Dholakia was granted a stock option to purchase 1,389,275 shares of our common stock at an exercise price of $1.83 per share, which was equal to the fair market value of our common stock on the date such option was granted as determined by our board of directors. 1/48th of the shares subject to this option vested or, subject to Mr. Dholakia's continued service, will vest ratably each month on the monthly anniversary measured from September 29, 2014.

        Additionally, on October 20, 2014, in accordance with the terms of his offer letter, Mr. Dholakia was granted 617,455 RSUs. The RSUs only vest and settle on the satisfaction of both (i) a time-based condition and (ii) an event-based vesting condition. The event-based condition will be satisfied the earlier of (a) a separation from service (as defined in our 2012 Plan), (b) the closing of a change in control (as defined in our 2012 Plan), and (c) the date six months after the effective date of the registration statement of which this prospectus is a part. Accordingly, it is expected that the event-based condition will be satisfied with respect to Mr. Dholakia's RSUs six months after our initial public offering. The time-based condition for the shares of common stock underlying the RSUs was satisfied or will be satisfied with respect to 1/48th of the shares underlying the RSUs ratably each month on the monthly anniversary measured from September 29, 2014.

        If Mr. Dholakia's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), 173,659 shares subject to his option grant and 77,181 shares underlying RSUs (or, if there are fewer than 173,659 shares subject to the option then unvested, all then unvested shares and/or if there are fewer than 77,181 shares underlying RSUs subject to the service-based condition, all remaining shares underlying RSUs still subject to the service-based condition) will vest in full and the service-based condition will be satisfied, respectively, as of his termination date and he will receive six months of his then-current base cash compensation and continued health care benefits.

        Additionally, in the event of a change of control (as defined in the offer letter), 25% of the then unvested shares subject to the option and underlying RSUs will vest and the remaining unvested shares subject to the option and underlying RSUs will vest in an even linear monthly fashion over the subsequent year following the change of control. If Mr. Dholakia is terminated without cause or terminates his employment for good reason in connection with a change of control, then 100% of the unvested shares subject to the option and underlying RSUs will immediately accelerate and vest in full.

        In July 2017, Mr. Dholakia was granted a stock option to purchase 448,144 shares of our common stock at an exercise price of $12.00 per share, which was equal to the fair market value of our common stock on the date such option was granted as determined by our board of directors. 1/40th of the shares subject to the option will vest monthly beginning on October 1, 2018.

  Yancey Spruill

        We entered into an offer letter with Mr. Spruill, our Chief Financial Officer, Chief Operating Officer and Treasurer, on April 17, 2015. Pursuant to the offer letter, Mr. Spruill's initial base salary was established at $300,000 per year. As of July 2017, Mr. Spruill's annual base salary was increased to $315,000 and Mr. Spruill is eligible to receive an annual cash bonus of up to 50% of his base salary pursuant to our 2017 Bonus Plan. On June 26, 2015, in accordance with the terms of the offer letter, Mr. Spruill was granted an option to purchase 576,861 shares of our common stock at an exercise price of $2.18 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. 1/4th of the shares subject to this option vested on June 24, 2016, and 1/48th of the shares subject to the option will vest each monthly anniversary ratably over the following 36-month period thereafter.

        If Mr. Spruill's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), 72,107 shares subject to his option grant (or if there are fewer than 72,107 shares subject to the option then unvested, all then unvested shares) will vest in full as of his termination date.

        Additionally, if within 12 months following a change in control (as defined in the offer letter), Mr. Spruill is terminated without cause (as defined in the offer letter) or terminates his employment for good reason (as defined in the offer letter), the vesting and exercisability of any unvested shares subject to the option will be accelerated and vest in full immediately prior to such termination.

        In July 2017, Mr. Spruill was granted a stock option to purchase 125,000 shares of our common stock at an exercise price of $12.00 per share, which was equal to the fair market value of our common stock on the date such option was granted as determined by our board of directors. 1/19th of the shares subject to the option will vest monthly beginning on July 1, 2019.

  Leandra Fishman Yanagawa

        We entered into an offer letter with Ms. Fishman, our Senior Vice President of Sales and Customer Success, on July 18, 2016. Pursuant to the offer letter, Ms. Fishman's initial base salary was established at $225,000 per year. In addition, Ms. Fishman is eligible to earn sales commissions based on her and our performance against annual targets with quarterly objectives, with a target annual commission of $135,000. On August 16, 2016, in accordance with the terms of the offer letter, Ms. Fishman was granted an option to purchase 316,847 shares of our common stock at an exercise price of $4.24 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vested with respect to 25% of the shares subject to it on August 15, 2017, and 1/48th of the shares subject to the option will vest on each monthly anniversary ratably over the following 36-month period thereafter.

        If within 12 months following a change in control (as defined in the offer letter), Ms. Fishman is terminated without cause (as defined in the offer letter) or terminates her employment for good reason (as defined in the offer letter), the vesting and exercisability of any unvested shares subject to the option will be accelerated and vest in full immediately prior to such termination.

        In July 2017, Ms. Fishman was granted a stock option to purchase 10,000 shares of our common stock at an exercise price of $12.00 per share, which was equal to the fair market value of our common stock on the date such option was granted as determined by our board of directors. 1/5th of the shares subject to the option will vest monthly beginning on September 1, 2020.

  Pattie Money

        We entered into an offer letter with Ms. Money, our Chief People Officer, on August 28, 2016. Pursuant to the offer letter, Ms. Money's initial base salary was $235,000 per year. On November 1, 2016, in accordance with the terms of the offer letter, Ms. Money was granted an option to purchase 223,380 shares of our common stock at an exercise price of $4.24 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option will vest with respect to 25% of the shares subject to it on October 3, 2017, and 1/48th of the shares subject to the option will vest on each monthly anniversary ratably over the following 36-month period thereafter.

        If within 12 months following a change in control (as defined in the offer letter), Ms. Money is terminated without cause (as defined in the offer letter) or terminates her employment for good reason (as defined in the offer letter), the vesting and exercisability of any unvested shares subject to the option will be accelerated and vest in full immediately prior to such termination.

        In July 2017, Ms. Money was granted a stock option to purchase 10,000 shares of our common stock at an exercise price of $12.00 per share, which was equal to the fair market value of our common stock on the date such option was granted as determined by our board of directors. 1/3rd of the shares subject to the option will vest monthly beginning on November 1, 2020. As of July 2017, Ms. Money is eligible to receive an annual cash bonus target equal to 35% of her base salary pursuant to our 2017 Bonus Plan.

Equity Incentive Plans

        The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

  2017 Equity Incentive Plan

        Our board of directors adopted our 2017 Plan on                        , 2017, and we anticipate that our stockholders will approve our 2017 Plan prior to the completion of this offering. Our 2017 Plan will become effective on the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Our 2017 Plan is the successor to and continuation of our 2012 Equity Incentive Plan, or the 2012 Plan. Once our 2017 Plan becomes effective, no further grants will be made under our 2012 Plan.

        As of                            , 2017, we had reserved                shares of our common stock, or the current share reserve, for issuance under our 2017 Plan.

        Our 2017 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2017 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

        Authorized Shares.    Upon the date of the underwriting agreement for this offering, the maximum initial number of shares of our common stock that may be issued under our 2017 Plan will not exceed the sum of (i)             shares, (ii) the number of shares reserved for issuance under our 2012 Plan at the time our 2017 Plan becomes effective, (iii) any shares subject to stock options or other stock awards granted under the 2012 Plan that would have otherwise returned to our 2012 Plan (such as upon the expiration or termination of a stock award prior to vesting), and (iv) any shares subject to stock options or other stock awards granted under our 2009 Plan, that would have otherwise returned to our 2012 Plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2017 Plan will automatically increase on January 1 of each year, beginning on January 1, 2018, and continuing through and including January 1, 2027, by         % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2017 Plan is                .

        Shares issued under our 2017 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares issued pursuant to stock awards under our 2017 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2017 Plan.

        Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2017 Plan. Our board of directors has delegated concurrent authority to administer our 2017 Plan to our compensation committee under the terms of the compensation committee's charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2017 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2017 Plan.

        The board of directors has the power to modify outstanding awards under our 2017 Plan. Subject to the terms of our 2017 Plan, the board of directors has the authority, with the consent of any adversely affected participant, to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles.

        Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than shares of our common stock under our 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than            shares of our common stock or a performance cash award having a maximum value in excess of $            under our 2017 Plan. These limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

        Performance Awards.    Our 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our board of directors can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

        The board of directors and/or our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder's equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes; (xxxiii) stockholders' equity; (xxxiv) capital expenditures; (xxxv) financings; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) employee retention; (xl) initiation of studies by specific dates; (xli) budget management; (xlii) submission to, or approval by, a regulatory body of an applicable filing or a product; (xliii) regulatory milestones; (xliv) progress of internal research or development programs; (xlv) progress of partnered programs; (xlvi) partner satisfaction; (xlvii) milestones related to research development, product development and manufacturing; (xlviii) expansion of sales in additional geographies or markets; (xlix) research progress, including the development of programs; (l) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (li) filing of patent applications and granting of patents; and (lii) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

        Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles.

        Corporate Transactions.    Our 2017 Plan provides that in the event of a specified corporate transaction, as defined under our 2017 Plan, each outstanding stock award will be assumed or an equivalent stock award will be substituted by a successor corporation, unless the successor corporation does not agree to assume the stock award or to substitute an equivalent stock award, in which case such stock award will terminate upon the consummation of the transaction.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan.

  2017 Employee Stock Purchase Plan

        Our board of directors has adopted our 2017 ESPP, on                            , 2017, and we anticipate that our stockholders will approve the 2017 ESPP prior to the completion of this offering. The maximum initial aggregate number of shares of our common stock that may be issued under our 2017 ESPP is            shares. Additionally, the number of shares of our common stock reserved for issuance under our 2017 ESPP will increase automatically each year, beginning on January 1, 2018 and continuing through and including January 1, 2027, by the lesser of (i)         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii)             shares of our common stock; or (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our 2017 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2017 ESPP.

        Our board of directors, or a duly authorized committee thereof, will administer our 2017 ESPP. Our board of directors has delegated concurrent authority to administer our 2017 ESPP to our compensation committee under the terms of the compensation committee's charter.

        Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2017 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2017 ESPP if such employee (x) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (y) holds rights to purchase stock under our 2017 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

        Our 2017 ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purposes of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary or desirable to permit participation in our 2017 ESPP by employees who are foreign nationals or employed outside of the United States, while complying with applicable foreign laws.

        The administrator may approve offerings with a duration of not more than            months, and may specify one or more, shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2017 ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our 2017 ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our 2017 ESPP.

        Our 2017 ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods, if required by law, with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

        A participant may not transfer purchase rights under our 2017 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2017 ESPP.

        In the event of a specified corporate transaction, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants' purchase rights will be exercised on the new exercised date and such purchase rights will terminate immediately thereafter.

        Our 2017 ESPP will remain in effect until terminated by the administrator in accordance with the terms of the 2017 ESPP. Our board of directors has the authority to amend, suspend or terminate our 2017 ESPP, at any time and for any reason.

  2012 Equity Incentive Plan

        Our board of directors adopted our 2012 Plan in March 2012, and our stockholders approved the 2012 Plan in November 2012. As of June 30, 2017, we had reserved 15,593,718 shares of our common stock for issuance under our 2012 Plan. On July 26, 2017, we increased the number of shares of our common stock reserved for issuance under our 2012 Plan to 16,943,718 shares. As of June 30, 2017, options or rights to purchase 971,219 of these shares had been exercised, options or rights to purchase 10,057,096 of these shares remained outstanding and 1,594,046 of these shares remained available for future grant. The options outstanding as of June 30, 2017, had a weighted-average exercise price of $2.58 per share. Our 2012 Plan allows for the grant of ISOs to our employees, and for the grant of NSOs and stock purchase rights to our employees and consultants. The 2012 Plan will be terminated following the date our 2017 Plan becomes effective. However, any outstanding stock awards under our 2012 Plan will continue to be governed by their existing terms.

        Our board of directors, or a committee thereof appointed by our board of directors, administers our 2012 Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2012 Plan.

        Our 2012 Plan provides that in the event of certain specified significant corporate transactions, generally including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (1) arrange for the assumption, continuation, or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, determined by the board of directors, or (6) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner.

  2009 Equity Incentive Plan

        Our board of directors adopted and our stockholders approved our 2009 Plan in November 2009. The 2009 Plan was terminated upon the effectiveness of the 2012 Plan. However, any outstanding stock awards under our 2009 Plan will continue to be governed by their existing terms. As of June 30, 2017, no shares of our common stock were reserved for issuance under our 2012 Plan. As of June 30, 2017, options or rights to purchase 416,142 shares remained outstanding. The options outstanding as of June 30, 2017, had a weighted-average exercise price of $0.20 per share.

        Our board of directors, or a committee thereof appointed by our board of directors, administers our 2009 Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2009 Plan.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Historically, we have matched a portion of employee contributions and during the years ended December 31, 2015, and 2016, we incurred $1.0 million and $1.3 million, respectively, in expense associated with matching contributions. Employees' pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

        Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that allow us to limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation will provide us with the authority to, and our amended and restated bylaws will provide that we are required to, indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to potential early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with Morgan Stanley & Co. LLC on behalf of the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of transactions since January 1, 2014, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the section titled "Management—Executive Compensation" and "Management—Non-Employee Director Compensation."

Stock Transfers

  2017 Stock Transfers

        In August 2017, we and some of our holders of our capital stock entered into a stock transfer agreement and a securities purchase agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 538,000 shares of our common stock at a purchase price of $12.72 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Common (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	179,333	$2,281,116
Entities affiliated with Bain Capital Ventures(2)	179,333	$2,281,116

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre, a member of our board of directors, is affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bain Capital Ventures are holders of more than 5% of our capital stock. Ajay Agarwal, a member of our board of directors, is affiliated with Bain Capital Ventures.

  2015 Stock Transfers

        In June 2015, we and some of the holders of our capital stock entered into a stock transfer agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 381,831 shares of our common stock and 17,755 shares of our Series A convertible preferred stock at a purchase price of $5.60 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Common (shares)	Series A (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	127,277	5,918	$745,892
Entities affiliated with Bessemer Venture Partners(2)	127,277	5,918	$745,892

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre, a member of our board of directors, is affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

        In October 2015, we and some of our holders of our capital stock entered into a stock transfer agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 49,000 shares of our Series A-1 convertible preferred stock at a purchase price of $4.25 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Series A-1 (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	16,333	$69,415.25
Entities affiliated with Bessemer Venture Partners(2)	16,333	$69,415.25

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre, a member of our board of directors, is affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

Equity Financings

  Sales of Series D Convertible Preferred Stock

        In November 2016, we sold an aggregate of 2,329,072 shares of our Series D convertible preferred stock at a purchase price of $14.14029 per share for an aggregate purchase price of approximately $33.0 million. The following table summarizes purchases of shares of our Series D convertible preferred stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Series D (shares)	Total Purchase Price
Entities affiliated with Bain Capital Ventures(1)	1,414,398	$19,999,998
Foundry Group Select Fund, L.P.(2)	490,503	$6,935,855
Entities affiliated with Bessemer Venture Partners(3)	372,427	$5,266,226

(1)
Entities associated with Bain Capital Ventures hold more than 5% of our capital stock. Ajay Agarwal, a member of our board of directors, is affiliated with Bain Capital Ventures.

(2)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre, a member of our board of directors, is affiliated with Foundry Group Select Fund, L.P.

(3)
Entities associated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

  Sales of Series C Convertible Preferred Stock

        In November 2014, we sold an aggregate of 3,610,273 shares of our Series C convertible preferred stock at a purchase price of $5.74 per share for an aggregate purchase price of approximately $20.7 million.

The following table summarizes purchases of shares of our Series C convertible preferred stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Series C (shares)	Total Purchase Price
Foundry Group Select Fund, LP(1)	1,306,620	$7,499,999
Entities affiliated with Bain Capital Ventures(2)	871,080	$4,999,999
Entities affiliated with Bessemer Venture Partners(3)	1,306,620	$7,499,999

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre, a member of our board of directors, is affiliated with Foundry Group Select Fund, L.P.

(2)
Entities associated with Bain Capital Ventures hold more than 5% of our capital stock. Ajay Agarwal, a member of our board of directors, is affiliated with Bain Capital Ventures.

(3)
Entities associated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

Registration Rights Agreement

        We have entered into an amended and restated registration rights agreement, or the RRA, with certain holders of our convertible preferred stock. The RRA, among other things, grants these stockholders specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of our convertible preferred stock held by them. For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights."

Shareholders Agreement

        We have entered into an amended and restated shareholders agreement, or the shareholders agreement, with certain holders of our common stock and convertible preferred stock. The shareholders agreement provides for, among other things, the voting of shares with respect to the constituency of our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite supermajority of the shares of our voting capital stock held by investors party thereto. The shareholders agreement will terminate upon the completion of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Indemnification Agreements

        We have entered into an indemnification agreement with each of our directors and executive officers. For more information regarding these agreements, see the section titled "Executive Compensation—Limitations on Liability and Indemnification Matters."

Policy on Future Related Person Transactions

        All future transactions between us and our officers, directors, and their affiliates will be subject to the approval of the board of directors or the audit committee, according to the terms of our Code of Conduct.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2017, and as adjusted to reflect the sale of our common stock offered in this offering assuming no exercise of the underwriters' over-allotment option, for:

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  each of our named executive officers;

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  each of our directors;

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  all of our directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, or SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2017, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common stock before this offering on 32,488,855 shares of our common stock outstanding as of June 30, 2017, which includes 24,535,227 shares of our common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to closing of this offering, as if this conversion had occurred as of June 30, 2017. Percentage ownership of our common stock after this offering assumes sale of                  shares of our common stock in this offering and no exercise of the underwriters' over-allotment option.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SendGrid, Inc., 1801 California Street, Suite 500, Denver, CO 80202.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Sameer Dholakia(1)	1,013,013	3.12%			%
Yancey Spruill(2)	312,466	*
Leandra Fishman Yanagawa(3)	79,211	*
Pattie Money(4)	—	—
Ryan McIntyre(5)	9,629,727	29.64
Byron B. Deeter(6)	7,311,635	22.51
Ajay Agarwal(7)	2,285,478	7.03
Warren Adelman(9)	82,777	*
Fred Ball(10)	—	*
Hilary Schneider(11)	—	*
Sri Viswanath(12)	—	*
All current directors and executive officers as a group(13) (15 persons)	21,645,440	66.62
5% Stockholders
Entities affiliated with Bain Capital Ventures(7)	2,285,478	7.03
Entities affiliated with Bessemer Venture Partners(6)	7,311,635	22.51
Entities affiliated with Foundry Group Funds(5)	9,629,727	29.64
Entities affiliated with Highway 12 Ventures(8)	4,515,144	13.90
Isaac Saldana(14)	2,235,707	6.88

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 1,013,013 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017.

(2)
Consists of 312,466 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017.

(3)
Consists of 79,211 shares of common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017.

(4)
No shares subject to Ms. Money's option will be exercisable within 60 days of June 30, 2017.

(5)
Consists of 6,980,709 shares of our common stock held by Foundry Venture Capital 2007, L.P. ("Foundry 2007") and 2,649,018 shares of our common stock held by Foundry Group Select Fund, L.P. ("Foundry Group Select" and together with Foundry 2007, the "Foundry Group Funds"). Foundry Venture 2007, LLC is the general partner of Foundry 2007 and Foundry Select Fund GP, LLC is the general partner of Foundry Group Select Fund, LP. Seth Levine, Ryan McIntyre, a member of our board of directors, Jason Mendelson and Brad Feld are the managing members of Foundry Group, an affiliate of the Foundry Group Funds and, therefore, may be deemed to share voting and dispositive power over the shares held by the Foundry Group Funds. The address for the Foundry Group Funds is 1050 Walnut Street, Suite 210, Boulder, Colorado 80302.

(6)
Consists of 3,992,151 shares of our common stock held by Bessemer Venture Partners VIII Institutional L.P. ("Bessemer Institutional") and 3,319,484 shares of our common stock held by Bessemer Venture Partners VIII L.P. ("Bessemer VIII" and together with Bessemer Institutional, the

  "Bessemer Entities"). Deer VIII & Co. L.P. is the general partner of each of the Bessemer Entities, and Deer VIII & Co. Ltd. is the general partner of Deer VIII & Co. L.P. Each of Deer VIII & Co. L.P. and Deer VIII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Bessemer Entities. Robert M. Stavis, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, a member of our board of directors, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VIII & Co. Ltd. Investment and voting decisions with respect to shares held by the Bessemer Entities are made by the directors of Deer VIII & Co. Ltd. acting as an investment committee. The address for the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(7)
Consists of 2,061,203 shares of our common stock held by Bain Capital Venture Fund 2014, L.P. ("Fund 2014"), 212,774 shares of our common stock held by BCIP Venture Associates ("BCIP"), and 11,501 shares of our common stock held by BCIP Venture Associates-B ("BCIP-B" and together with BCIP and Fund 2014, the "Bain Entities"). Bain Capital Venture Investors, LLC ("BCVI") is the general partner of Bain Capital Venture Partners 2014, L.P. ("BCVP 2014"), which is the general partner of Fund 2014. Boylston Coinvestors, LLC ("Boylston") is the managing partner of BCIP and BCIP-B. The governance, investment strategy and decision-making process with respect to the investments held by the Bain Entities is directed by the Executive Committee of BCVI. The Executive Committee of BCVI consists of Michael A. Krupka and Ajay Agarwal. As a result, BCVI and Messrs. Krupka and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Bain Entities. Each of BCVI and Messrs. Krupka and Agarwal disclaim beneficial ownership of such securities except to the extent of its or his pecuniary interest therein. The address for each of BCVI, BCVP 2014, Boylston and the Bain Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(8)
Consists of 2,401,970 shares of our common stock held by Highway 12 Venture Fund II, L.P. ("Fund II") and 2,113,174 shares of our common stock held by Highway 12 Venture Fund II-B, L.P. ("Fund II-B" and together with Fund II, "Highway 12 Ventures"). Highway 12 Capital Partners II, LLC is the general partner of Fund II and Fund II-B and Highway 12 Ventures II, Inc., is the manager of Highway 12 Capital Partners II, LLC. Mark Solon, a former member of our board of directors, is the managing partner of Highway 12 Ventures II, Inc. and a managing partner of Techstars Ventures. The address for Highway 12 Ventures II, Inc. is Hoff Building, 802 West Bannock, 7th Floor, Boise, ID 83702.

(9)
Consists of 82,777 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017.

(10)
No shares subject to Mr. Ball's option will be exercisable within 60 days of June 30, 2017.

(11)
Ms. Schneider was appointed to our board of directors in July 2017. No shares subject to Ms. Schneider's option will be exercisable within 60 days of June 30, 2017.

(12)
Mr. Viswanath was appointed to our board of directors in September 2017.

(13)
Consists of 19,226,840 shares of our common stock and 2,418,600 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017.

(14)
Consists of 2,187,500 shares of our common stock held by Mr. Saldana and 48,207 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of June 30, 2017. Mr. Saldana, our co-founder and Senior Software Engineer, is a former member of our board of directors.

DESCRIPTION OF CAPITAL STOCK

        The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws to be in effect upon completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Common Stock

        Upon completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to            shares of our common stock, $0.001 par value per share, and            shares of preferred stock, $0.001 par value per share.

        As of June 30, 2017, there were 7,953,628 shares of our common stock issued and outstanding, held by 105 stockholders.

        As of June 30, 2017, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 24,535,227 shares of our common stock, there would have been 32,488,855 shares of our common stock issued and outstanding, held by 123 stockholders.

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

  Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

  Rights and Preferences

        Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of            shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

        As of June 30, 2017, a warrant to purchase 54,269 shares of our Series B convertible preferred stock was outstanding. Upon the completion of this offering, this warrant will become exercisable for 54,269 shares of our common stock at an exercise price of $2.764 per share.

        The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying shares at the time of exercise of the warrant after deduction of a number of shares equal in value to the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The holder of the shares issuable upon exercise of the warrant is entitled to piggy-back registration rights with respect to such shares as described in greater detail below in the section titled "—Registration Rights."

Options and Restricted Stock Units

        As of June 30, 2017, under our 2009 Plan, options to purchase an aggregate of 416,142 shares of our common stock were outstanding and no additional shares of our common stock were available for future grant. As of June 30, 2017, under our 2012 Plan, options to purchase an aggregate of 9,635,954 shares of our common stock and RSUs for 617,455 shares of our common stock were outstanding and 1,594,046 additional shares of our common stock were available for future grant. In addition, there was an outstanding non-plan option grant to purchase 5,000 shares of common stock as of June 30, 2017. For additional information regarding the terms of these plans, see the section titled "Management—Employee Benefit Plans."

Registration Rights

        Certain holders of shares of our common stock, including those shares of our common stock that were issued upon conversion of our convertible preferred stock, and the holder of the warrant will be entitled to certain rights with respect to registration of their shares of common stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the RRA and the warrant and are described in additional detail below. We, along with entities affiliated with Bain Capital Ventures, Bessemer Venture Partners, Foundry Group Funds and Highway 12 Ventures, as well as other stockholders, are parties to the RRA. We entered into the RRA in connection with the issuance of our Series D convertible preferred stock in November 2016. The following summary discusses certain material provisions of the RRA and is qualified by the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Certain stockholders who are party to the RRA have waived their registration rights and the registration rights of the other stockholders who are party to the RRA, in each case, with respect to this offering.

        The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses

(other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

        Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire seven years after the effective date of the registration statement of which this prospectus forms a part.

  Demand Registration Rights

        At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, upon the written request of the holders of more than 50% of our registrable securities then outstanding that we file a registration statement under the Securities Act covering at least 60% of the registrable securities then outstanding, or lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million, we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. An aggregate of 24,471,780 shares of our common stock and 54,269 shares of our common stock issuable upon exercise of the warrant will be entitled to these demand registration rights.

  Piggyback Registration Rights

        If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan or a transaction under Rule 145 of the Securities Act. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering. An aggregate of 24,471,780 shares of our common stock and 54,269 shares of our common stock issuable upon the exercise of the warrant will be entitled to these piggyback registration rights.

  Form S-3 Registration Rights

        The holders of our registrable securities can also request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1.0 million (net of underwriting discounts and commissions, if any). We are required to effect no more than two Form S-3 registration statements that are declared or ordered effective in any 12-month period. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. An aggregate of 24,471,780 shares of our common stock and 54,269 shares of our common stock issuable upon the exercise of the warrant will be entitled to these Form S-3 registration rights.

Anti-Takeover Provisions

  Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

  Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

        Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

        Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder's notice.

        Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

        The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could delay or impede the success of any attempt to change our control.

        These provisions are intended to facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

        Our restated certificate will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our restated certificate or restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Our restated certificate further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Listing

        We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol "SEND."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be            . The transfer agent's address is                                    .

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

        Based on the number of shares outstanding on June 30, 2017, upon completion of this offering,            shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option, and no exercise of outstanding options or the outstanding warrant. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act.

        The remaining shares of common stock and common stock underlying outstanding RSUs or subject to stock options will be on issuance "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Rule 144

        In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the completion of this offering based on the number of shares of common stock outstanding as of June 30, 2017; or

  •
  the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

        Substantially all of the restricted shares are subject to lock-up agreements as described below and in the section titled "Underwriters."

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled "Underwriters" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

        As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2009 Plan, 2012 Plan, 2017 Plan and 2017 ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, the applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        We and all of our directors and officers, as well as the other holders of substantially all of our common stock and securities convertible into or exercisable or exchangeable for our common stock outstanding immediately prior to the completion of this offering, have agreed with Morgan Stanley & Co. LLC on behalf of the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC, in its sole discretion, on behalf of the underwriters. See the section titled "Underwriters" for a more complete description of the lock-up agreements with the underwriters.

        In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our RRA and our standard form of stock purchase agreement under our 2009 Plan and notice of exercise under our 2012 Plan, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

        Upon the completion of this offering, the holders of 24,471,780 shares of our common stock, or their transferees, and the holder of the warrant will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled "Description of Capital Stock—Registration Rights" for additional information.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR CERTAIN NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

  •
  certain former citizens or long-term residents of the United States;

  •
  partnerships or other pass-through entities (and investors therein);

  •
  "controlled foreign corporations";

  •
  "passive foreign investment companies";

  •
  corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

  •
  tax-exempt organizations and governmental organizations;

  •
  tax-qualified retirement plans;

  •
  persons subject to the alternative minimum tax;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  persons that own, or have owned, actually or constructively, more than 5% of our common stock;

  •
  persons who have elected to mark securities to market; and

  •
  persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

        For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

        As described under the section titled "Dividend Policy," we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled "—Gain On Disposition of our Common Stock" below.

        Subject to the discussions below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder's U.S. trade or business (and are attributable to such holder's permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

        However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

        Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

        Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

        Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

        Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, if any.

Withholding on Foreign Entities

        Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a "foreign financial institution" (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our common stock after December 31, 2018.

        Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                    additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise

and full exercise of the underwriters' option to purchase up to an additional                    shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol "SEND."

        We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions in the immediately preceding paragraph do not apply to our directors, officers or holders of our outstanding common stock or other securities in certain circumstances, including the (i) sale of our common stock acquired in this offering; (ii) transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts; (iii) distributions of our common stock to the stockholders, partners or members of such holders; (iv) transfers of our common stock to us for the net exercise of options granted pursuant to our equity incentive plans or to cover tax withholding for grants pursuant to our equity incentive plans; (v) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act; (vi) transfers of our common stock pursuant to a domestic order, divorce settlement or other court order; (vii) transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares; (viii) conversion of our outstanding convertible preferred stock into common stock in connection with the closing of this offering; (ix) sale of our common stock to the underwriters pursuant to the underwriting agreement; and (x) transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors. The restrictions also do not apply to us in certain circumstances, including in connection with our issuance of up to          % of our outstanding shares of common stock immediately following the closing of this offering in acquisitions or other similar strategic transactions. Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

        Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our results of operations and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (i)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (ii)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (iii)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock. As the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

  Hong Kong

        The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

  Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.

        Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale,directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

  For Qualified Institutional Investors, or QII

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.

  For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.

  Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

  Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

  Switzerland

        The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

  Canada

        The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act(Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Broomfield, Colorado. As of the date of this prospectus, GC&H Investments, LLC, an entity that is comprised of partners and associates of Cooley LLP, beneficially owns 8,710 shares of our convertible preferred stock, which shares of preferred stock will be converted into 8,710 shares of common stock upon the closing of this offering. Davis Polk & Wardwell LLP, Menlo Park, California, is representing the underwriters.

EXPERTS

        The consolidated financial statements of SendGrid, Inc. as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://sendgrid.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SendGrid, Inc.:

        We have audited the accompanying consolidated balance sheets of SendGrid, Inc. and subsidiaries (the company) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders' equity (deficit) for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SendGrid, Inc. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

August 18, 2017

SENDGRID, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

				For the Six Months Ended June 30,
	For the Year Ended December 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Revenue	$42,776	$58,476	$79,929	$36,157	$51,843
Cost of revenue	15,187	18,961	21,605	10,603	13,745

Gross profit	27,589	39,515	58,324	25,554	38,098

Operating expenses:
Research and development	15,290	18,959	21,178	10,343	13,663
Selling and marketing	15,260	13,737	21,800	9,954	13,458
General and administrative	9,550	12,477	18,920	8,499	13,538
Loss on disposal of assets	63	1	27	27	2

Total operating expenses	40,163	45,174	61,925	28,823	40,661

Loss from operations	(12,574)	(5,659)	(3,601)	(3,269)	(2,563)
Other income (expense):
Interest expense	(305)	(165)	(195)	(92)	(69)
Adjustment to redeemable preferred stock warrant liability	(76)	(19)	(86)	(102)	(518)
Other	(5)	(11)	(26)	(18)	16

Other income (expense)	(386)	(195)	(307)	(212)	(571)
Net loss before provision for income taxes	(12,960)	(5,854)	(3,908)	(3,481)	(3,134)
Provision for income taxes	—	—	—	—	—

Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)

Weighted average shares used in computing net loss per share attributable to common stockholders	5,194	7,091	7,521	7,476	7,896
Net loss per share attributable to common stockholders	$(2.50)	$(0.83)	$(0.52)	$(0.47)	$(0.40)

Pro forma weighted average shares outstanding (unaudited)			29,921		32,431
Pro forma net loss per share (unaudited)			$(0.13)		$(0.08)

The accompanying notes are an integral part of these consolidated financial statements

SENDGRID, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

				For the Six Months Ended June 30,
	For the Year Ended December 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)
Other comprehensive Income (loss), net of tax:
Foreign currency translation adjustments	—	(2)	(4)	—	1

Comprehensive loss	$(12,960)	$(5,856)	$(3,912)	$(3,481)	$(3,133)

The accompanying notes are an integral part of these consolidated financial statements

SENDGRID, INC.

Consolidated Balance Sheets

(In thousands, except share amounts)

	As of December 31,			Pro Forma June 30, 2017 (unaudited) Note 2
			As of June 30, 2017 (unaudited)
	2015	2016
Assets
Current assets:
Cash	$9,269	$40,400	$37,625	$37,625
Restricted cash equivalents	411	78	—	—
Accounts receivable, net of allowance of $15, $34, and $30, respectively	2,629	4,119	4,684	4,684
Prepaid expenses and other current assets	1,653	2,603	3,044	3,044

Total current assets	13,962	47,200	45,353	45,353
Property and equipment, net	10,413	19,190	24,924	24,924
Intangible assets, net	28	11	1,135	1,135
Other assets	273	234	336	336
Goodwill	—	—	1,646	1,646

Total assets	$24,676	$66,635	$73,394	$73,394

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	3,583	7,771	9,028	9,028
Current portion of capital lease obligations	4,177	5,022	5,666	5,666
Current portion of deferred rent	250	153	549	549
Other current liabilities	287	479	674	674

Total current liabilities	8,297	13,425	15,917	15,917
Capital lease obligations, net of current portion	3,165	5,628	9,980	9,980
Deferred rent, net of current portion	593	3,983	4,410	4,410
Other long-term liabilities	594	490	512	512
Redeemable preferred stock warrant liability	115	201	719	—

Total liabilities	12,764	23,727	31,538	30,819

Commitment and contingencies (notes 8 - 17)
Redeemable Convertible Preferred Stock
Series A redeemable convertible preferred stock, $0.001 par value 3,227,265 shares authorized, issued, and outstanding as of Dec. 31, 2015 and 2016 and Jun. 30, 2017* (Aggregate liquidation value as of Dec. 31, 2016 and Jun. 30, 2017*: $710)	677	677	677	—
Series A-1 redeemable convertible preferred stock, $0.001 par value 7,530,555 shares authorized, issued, and outstanding as of Dec. 31, 2015 and 2016 and Jun. 30, 2017* (Aggregate liquidation value as of Dec. 31, 2016 and Jun. 30, 2017*: $5,025)	4,979	4,979	4,979	—
Series B redeemable convertible preferred stock, $0.001 par value 7,903,185 shares authorized, 7,838,062 issued and outstanding as of Dec. 31, 2015 and 2016 and Jun. 30, 2017* (Aggregate liquidation value as of Dec. 31, 2016 and Jun. 30, 2017*: $21,664)	21,583	21,583	21,583	—
Series C redeemable convertible preferred stock, $0.001 par value 3,710,273 shares authorized as of Dec. 31, 2015 3,636,405 shares authorized as of Dec. 31, 2016 and Jun. 30, 2017* 3,610,273 shares issued and outstanding as of Dec. 31, 2016 and 2015 and Jun. 30, 2017* (Aggregate liquidation value as of Dec. 31, 2016 and Jun. 30, 2017*: $20,723)	20,620	20,620	20,620	—
Series D redeemable convertible preferred stock, $0.001 par value 2,400,000 shares authorized, 2,329,072 shares issued and outstanding as of Dec. 31, 2016 and Jun. 30, 2017* (Aggregate liquidation value as of Dec. 31, 2016 and Jun. 30, 2017*: $32,934)	—	32,829	32,829	—

Total redeemable convertible preferred stock	47,859	80,688	80,688	—

Stockholders' equity (deficit):
Common stock, $0.001 par value 39,714,328 shares authorized as of Dec. 31, 2015 50,000,000 shares authorized as of Dec. 31, 2016 and Jun. 30, 2017* 7,454,693, 7,611,930 and 7,953,628 shares issued and outstanding as of Dec. 31, 2015, Dec. 31, 2016, and Jun. 30, 2017*, respectively	4	5	5	30
Additional paid-in capital	3,747	5,825	7,906	89,288
Accumulated deficit	(39,696)	(43,604)	(46,738)	(46,738)
Accumulated other comprehensive loss	(2)	(6)	(5)	(5)

Total stockholders' equity (deficit)	(35,947)	(37,780)	(38,832)	42,575

Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$24,676	$66,635	$73,394	$73,394

*
June 30, 2017 information is unaudited

The accompanying notes are an integral part of these consolidated financial statements

SENDGRID, INC.

Consolidated Statements of Cash Flows

(In thousands)

				For the Six Months Ended June 30,
	For the Year Ended December 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Cash flows from operating activities:
Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,893	5,521	6,913	3,363	4,562
Stock-based compensation	694	1,375	1,899	879	1,381
Adjustment to redeemable preferred stock warrant liability	76	19	86	102	518
Non-cash interest expense and other	39	(7)	14	9	10
Loss on extinguishment of debt	21	—	—	—	—
Restructuring and loss on disposal of assets	63	1	248	27	352
Reimbursement of tenant improvements	—	—	3,578	—	654
Changes in operating assets and liabilities:
Accounts receivable	(664)	(963)	(1,252)	(796)	(803)
Prepaid expenses and other assets	(587)	(88)	(925)	226	(494)
Accounts payable and accrued liabilities	523	1,063	2,795	1,634	2,050
Other liabilities	262	163	241	441	26

Net cash flows from operating activities	(9,640)	1,230	9,689	2,404	5,122

Cash flows from investing activities:
Purchase of property and equipment	(2,446)	(1,256)	(7,087)	(1,001)	(3,014)
Cash paid for business combination	—	—	—	—	(2,726)
Cash acquired in business combination	—	—	—	—	527
Proceeds from sale of assets	31	7	216	—	9
Decrease (increase) in restricted cash	(211)	217	333	108	78

Net cash flows from investing activities	(2,626)	(1,032)	(6,538)	(893)	(5,126)

Cash flows from financing activities:
Deferred financing costs	—	—	—	—	(40)
Proceeds from issuance of common stock	95	784	180	22	264
Proceeds from issuance of preferred stock	20,723	—	32,934	—	—
Payments for preferred stock issuance costs	(66)	(36)	(66)	—	—
Proceeds from line of credit	10,000	—	—	—	—
Repayment of line of credit	(10,000)	—	—	—	—
Principal payments on capital lease obligations	(1,498)	(3,939)	(5,064)	(2,408)	(2,997)

Net cash flows from financing activities	19,254	(3,191)	27,984	(2,386)	(2,773)

Effect of foreign currency exchange rates on cash	—	(2)	(4)	(2)	2

Net increase (decrease) in cash and cash equivalents	6,988	(2,995)	31,131	(877)	(2,775)
Cash and cash equivalents, beginning of year	5,276	12,264	9,269	9,269	40,400

Cash and cash equivalents, end of year	$12,264	$9,269	$40,400	$8,392	$37,625

Supplemental disclosure of cash flow information:
Assets acquired under capitalized leases	$8,621	$3,094	$8,527	$3,832	$8,352
Property and equipment included in accounts payable	$26	$73	$832	$311	$41
Issuance of common stock for business combination	$—	$—	$—	$—	$436
Cash paid for interest	$492	$172	$182	$194	$69

The accompanying notes are an integral part of these consolidated financial statements

SENDGRID, INC.

Consolidated Statements of Stockholders' Equity (Deficit)

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional paid-in capital	Accumulated deficit		Total stockholders' equity
	Shares	Amount
Balance at January 1, 2014	5,079,221	$2	$801	$(20,882)	$—	$(20,079)
Exercise of common stock options	213,873	—	95	—	—	95
Stock-based compensation	—	—	694	—	—	694
Net loss	—	—	—	(12,960)	—	(12,960)

Balance at December 31, 2014	5,293,094	2	1,590	(33,842)	—	(32,250)
Exercise of common stock options	2,161,599	2	782	—	—	784
Stock-based compensation	—	—	1,375	—	—	1,375
Net loss	—	—	—	(5,854)	—	(5,854)
Foreign currency translation adjustment	—	—	—	—	(2)	(2)

Balance at December 31, 2015	7,454,693	4	3,747	(39,696)	(2)	(35,947)
Exercise of common stock options	157,237	1	179	—	—	180
Stock-based compensation	—	—	1,899	—	—	1,899
Net loss	—	—	—	(3,908)	—	(3,908)
Foreign currency translation adjustment	—	—	—	—	(4)	(4)

Balance at December 31, 2016	7,611,930	5	5,825	(43,604)	(6)	(37,780)
Exercise of common stock options (unaudited)	262,151	—	264	—	—	264
Issuance of common stock for business combination (unaudited)	79,547	—	436	—	—	436
Stock-based compensation (unaudited)	—	—	1,381	—	—	1,381
Net loss (unaudited)	—	—	—	(3,134)	—	(3,134)
Foreign currency translation adjustment (unaudited)	—	—	—	—	1	1

Balance at June 30, 2017 (unaudited)	7,953,628	$5	$7,906	$(46,738)	$(5)	$(38,832)

The accompanying notes are an integral part of these consolidated financial statements

SENDGRID, INC.

Notes to Consolidated Financial Statements

(1) Organization and Description of Business

        SendGrid, Inc. and our wholly owned subsidiaries, SendGrid UK Limited and JCKM, Inc. (or "Bizzy") (collectively, "we," "SendGrid," or "the Company"), operate a leading digital communication platform, enabling businesses to engage with their customers via email reliably, effectively and at scale. SendGrid's cloud-based platform allows for frictionless adoption and immediate value creation for businesses, providing their developers and marketers with the tools to seamlessly and effectively reach their customers using email. We maintain business operations in the United States and United Kingdom, with sales to customers in the United States and internationally.

(2) Summary of Significant Accounting Policies

(a)   Basis of Presentation and Consolidation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Consolidated financial statements include the accounts of the Company and its subsidiaries. Bizzy became a wholly owned subsidiary effective March 3, 2017. All intercompany transactions and accounts balances have been eliminated in consolidation.

(b)   Unaudited Interim Consolidated Financial Information Estimates

        The accompanying consolidated balance sheet as of June 30, 2017, the consolidated statements of operations, comprehensive loss, and statements of cash flows for the six months ended June 30, 2016 and 2017, the consolidated statement of stockholders' equity (deficit) for the six months ended June 30, 2017 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in our opinion, reflect all adjustments necessary to present fairly our consolidated financial position as of June 30, 2017 and results of operations, comprehensive loss, and cash flows for the six months ended June 30, 2016 and 2017. The results for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017 or for any other periods.

(c)   Unaudited Pro Forma Information

        Upon the consummation of an initial public offering, all outstanding shares of the redeemable convertible preferred stock will automatically convert and be reclassified into shares of common stock. As a result, the December 31, 2016 and June 30, 2017 unaudited consolidated pro forma net loss per share applicable to common stockholders, pro forma weighted average shares outstanding, and pro forma stockholders' deficit have been prepared assuming the conversion and reclassification of the outstanding shares of convertible preferred stock into shares of common stock.

(d)   Use of Estimates

        The preparation of consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and certain information disclosed in the notes to the consolidated financial statements. Actual results could differ from these estimates. Significant estimates and assumptions that affect our consolidated financial condition and results of operations include revenue recognition, allowance for doubtful accounts and sales returns, determination

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

of the fair value of assets acquired and liabilities assumed in business combinations, income tax uncertainties, valuation of deferred income tax assets, stock-based compensation, and other contingencies.

(e)   Foreign Currency Translation

        Our reporting currency is the U.S. dollar. We operate a subsidiary in the United Kingdom and use the British pound as its functional currency. All of the subsidiary's assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the exchange rate on the balance sheet date. Revenue, expenses, and cash flows are translated at the average exchange rates during the period. The effects of foreign exchange gains and losses arising from translation are included as a component of other comprehensive income (loss).

(f)    Liquidity

        We are subject to various risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies in the evolving market for software and services. Such risks and uncertainties include, but are not limited to, operating losses, the ability to raise capital, significant competition, changing marketplace demands, the ability to retain and attract personnel, and management of growth. To address these risks, we must, among other things, further develop our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our platform, provide excellent customer service, provide for sufficient funding to support our operations and anticipated growth, and attract, retain, and motivate qualified personnel. There can be no guarantee that we will be successful in addressing these or other such risks.

        We have historically funded our operations through a combination of equity and debt financings, and cash flows from operations. We generated a net loss and negative cash flow from operations in 2014. We generated a net loss but positive net cash flows from operations during the years ended December 31, 2015, and 2016 and the six months ended June 30, 2016 and 2017 (unaudited). We believe that the cash on hand, cash available to draw on our line of credit, cash expected to be generated from customers, and managing operating costs at a level commensurate with cash generated from customers will provide sufficient cash flow to fund operations and provide our working capital needs through at least the next 12 months.

        The continued execution of our long-term business plan may require us to raise additional capital through the issuance of equity or debt instruments. While we have historically been successful in obtaining equity financing, there can be no assurance that such additional financing, if necessary, will be available or, if available, that such financings can be obtained on satisfactory terms.

(g)   Cash and Restricted Cash Equivalents

        Cash consists of checking and other demand deposit accounts. We consider all liquid investments purchased with a remaining maturity of 90 days or less at the date of acquisition to be cash equivalents. Our restricted cash consists of cash equivalents (money market funds) and represents funds restricted for use or withdrawal related to contractual agreements for facility leases.

        We maintained balances in various operating accounts in excess of federally insured limits.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

(h)   Trade Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Customer usage charges in excess of package limits are billed in arrears. Charges incurred but not yet billed at the end of the reporting period are recorded as unbilled accounts receivable until they are billed in the following month.

        Accounts receivable on the consolidated balance sheets is reflected net of the allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. In establishing the required allowance amount, we consider historical losses adjusted to take into account current market conditions, customer payment patterns, and the current receivables aging. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We record bad debt expense in general and administrative expense on the consolidated statements of operations.

(i)    Property and Equipment

        Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets from the date placed in service. We periodically evaluate the estimates of the useful lives by reviewing historical usage and consider technological changes, trends in the industry, and other economic factors that could impact utilization.

        We record equipment acquired under capital leases at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Depreciation of equipment held under capital leases is included in depreciation expense and calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter.

        Upon retirement or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, and the related gains or losses are recognized in our results of operations. Maintenance and repair costs are expensed as incurred.

(j)    Intangible Assets and Goodwill

        Identified intangible assets arising from business combinations are initially recorded at fair value. We amortize our intangible assets using the straight-line method, as this method approximates the timing in which we expect to receive the associated benefit.

        Goodwill represents the excess of the purchase price over the estimated acquisition date fair value assigned to the identifiable assets acquired and liabilities assumed. We do not amortize goodwill, but evaluate for impairment annually each October 1st, or more frequently if a triggering event occurs between testing dates, using a fair value approach.

        Our impairment assessment begins with a qualitative assessment to determine if it is more likely than not that a reporting unit's fair value is less than the carrying amount. The initial qualitative assessment includes comparing the overall financial performance of the reporting unit against the planned results as well as other factors which might indicate that the reporting unit's value has declined since the last assessment date.

        If it is determined in the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform the standard two-step quantitative

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

impairment test. The first step of the quantitative impairment test consists of comparing the estimated fair value of each reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, then it is not considered impaired and no further analysis is required. If the first step of the quantitative impairment test indicates that the estimated fair value of a reporting unit is less than its carrying value, then impairment potentially exists and we perform the second step of the quantitative impairment test to measure the amount of goodwill impairment. Goodwill impairment exists when the estimated implied fair value of a reporting unit's goodwill is less than its carrying value.

        Our goodwill as of June 30, 2017 (unaudited) is associated with our acquisition of Bizzy.

(k)   Long-Lived Assets

        We review long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset group to the carrying value of the asset group.

        If the carrying value of the long-lived asset group is not recoverable on an undiscounted basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment losses were recognized for the years ended December 31, 2014, 2015, and 2016. In addition, no impairment losses were recognized during the six months ended June 30, 2016 or 2017 (unaudited).

(l)    Redeemable Preferred Stock Warrant Liability

        Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on our consolidated balance sheets. The warrants to purchase the Company's convertible redeemable preferred stock are subject to re-measurement at each balance sheet date, and any change in the fair value is recognized as a component of other expense. We will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrant or (2) the completion of a liquidation event, including completion of an initial public offering, at which time the warrant to purchase preferred stock will be converted into common stock or a warrant to purchase common stock, and the liability will be reclassified to additional paid-in capital. The warrants are recorded at fair value, estimated using the Black-Scholes option-pricing method and revalued at each balance sheet date.

(m)  Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements.

        GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). The three levels are defined as follows.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

  •
  Level 1—inputs to the valuation methodology based on quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2—inputs to the valuation methodology based on quoted prices for similar assets and liabilities in active markets for substantially the full term of the financial instrument; quoted prices for identical or similar instruments in markets that are not active for substantially the full term of the financial instrument; and model-derived valuations whose inputs or significant value drivers are observable.

  •
  Level 3—inputs to the valuation methodology based on unobservable prices or valuation techniques that are significant to the fair value measurement.

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

        As of all periods presented, the carrying amount for cash, restricted cash, accounts receivable (net of allowance for doubtful accounts), and current liabilities (excluding the current portion of capital lease obligations) is equal to or approximates fair value due to their short-term nature and proximity to current market rates.

        We view our capital lease obligations as Level 2 measurements. The fair value of our capital lease obligations approximates their carrying amounts based on the proximity of their interest rates to current market rates.

        Level 3 assumptions are used in valuing our redeemable preferred stock warrant liability. Our redeemable preferred stock warrant liability is the only asset or liability on our consolidated balance sheets subject to fair value measurement on a recurring basis.

        Our accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. For all periods presented, there have been no significant transfers into or out of Level 1, Level 2, or Level 3.

(n)   Revenue Recognition

        We derive revenue primarily from fees charged to customers accessing our Email application program interface and Marketing Campaigns services. Prior to delivering services, we require customers to select a service level package and enter into a monthly service agreement. The arrangement generally includes a fixed subscription fee that covers a predetermined number of email credits for the month. Any usage above the limit is invoiced as overage charges based on a stated price per email. All customers are entitled to unlimited basic support.

        Fixed subscription fees are invoiced at the beginning of each monthly service cycle based on the agreed upon fee. At the end of each monthly service cycle, we invoice customers for usage based on the contracted rate. Revenue from usage incurred that has not been invoiced as of the end of a reporting period are accrued as unbilled accounts receivable. Fees are recognized as revenue in the month services

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

are provided. We provide a service; therefore, service revenue is recognized ratably over the applicable service period, generally one month, when all of the following conditions have been met:

Condition	Considerations and Evidence
Persuasive evidence of an arrangement exists	A signed service agreement
The services have been delivered to the customer	The customer has access to our platform. Our services are available for use at this point.
The price is fixed or determinable

We assess whether the fee is fixed and determinable at the onset of the agreement based on the package selected by the customer and payment terms associated with the transaction. Our fees are typically based on a predetermined volume of emails. Any usage above such predetermined volume is billed as overage charges based on set fees stated in the agreement. We consider the price fixed or determinable when the customer selects a package.

Collection of the fees is reasonably assured	We assess collectability based on a number of factors, including collection history and credit worthiness. Our customers generally pay the base fee in advance by credit card.

        We have arrangements with partners who generally act as resellers. In most reseller arrangements, we provision the service, provide technical support, establish pricing, and assume credit risk. We consider ourselves the principal in these arrangements and record revenue on a gross basis. On the consolidated statements of operations, expenses directly related to providing the service are recorded as cost of revenue and commissions paid to partners are recorded as selling and marketing expense.

        In other reseller arrangements, the reseller provides support, training, and other services requested or required by end users at the reseller's sole cost and expense. We provide support services only to the reseller and have no obligation to provide technical support or respond to requests directly from end users. In addition, the reseller establishes the price for the service and assumes credit risk. We consider ourselves the agent in these arrangements and record the net amount received from the reseller.

        As discussed above, our customers generally pay with a credit card. Credit card charges may be subsequently contested by the cardholder, and we occasionally receive chargebacks.

        We estimate chargebacks and sales credits using historical experience adjusted to take into account current market conditions. Revenue is recorded net of estimated chargebacks and sales credits of $0.2 million, $0.4 million, and $0.3 million, respectively, for the years ended December 31, 2014, 2015 and 2016 and $0.1 million and $0.5 million, respectively, for the six months ended June 30, 2016 and 2017 (unaudited).

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

(o)   Cost of Revenue

        Cost of revenue consists principally of depreciation and amortization expense related to hosting equipment and outsourced managed hosting costs. Other components include employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead.

(p)   Research and Development

        Research and development expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead. Also included are non-personnel costs, such as subcontracting, consulting and professional fees for third party development resources, and depreciation costs. Our research and development efforts focus on maintaining and enhancing functionality of existing services and adding new features and services.

        To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been inconsequential and, as a result, we have not capitalized any qualifying software development costs in the accompanying consolidated financial statements.

(q)   Income Taxes

        We account for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in taxable or deductible amounts in the future. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded to the extent it is more likely than not that a deferred tax asset will not be realized.

        In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general, and administrative expenses. As of December 31, 2016 and June 30, 2017 (unaudited), the earliest year we were subject to examination for federal and state tax returns was 2009.

        Our net deferred tax asset has been completely reduced by a valuation allowance because we cannot conclude that realization of the deferred tax assets is assured, on a more likely than not basis, due primarily to our history of operating losses.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

(r)   Stock-Based Compensation

        We account for employee stock-based compensation based on the fair value of the award at the grant date. Expense is recognized, net of estimated forfeitures, on a straight-line basis over the period during which the holder is required to provide services, which is usually the vesting period. We determine the fair value of all stock options at time of grant using the Black-Scholes option pricing model.

        We record excess tax benefits and deficiencies in the period they arise in the provision for income taxes. To date, there has been no impact on the provision for income taxes due to the full valuation allowance.

(s)   Advertising Costs

        Advertising costs are expensed as incurred and were $2.3 million, $1.8 million, and $4.5 million, respectively, for the years ended December 31, 2014, 2015, and 2016 and $1.8 million and $3.5 million, respectively, for the six months ended June 30, 2016 and 2017 (unaudited). Advertising costs are included in selling and marketing expenses on our consolidated statements of operations.

(t)    Net Income or Loss Per Share Attributable to Common Stockholders

        We calculate our basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method, which is required for companies with participating securities. We have excluded all potentially dilutive securities, which include the following which are considered "common stock equivalents":

  •
  Redeemable convertible preferred stock

  •
  Options to purchase common stock

  •
  Restricted stock units

  •
  Redeemable convertible preferred stock warrants

Our shares of redeemable convertible preferred stock are participating securities and are excluded from the earnings per share calculation.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

        The two-class method requires the following:

Periods when we have net loss	We calculate both basic and diluted net loss per common share by dividing net loss by the weighted average number of common shares outstanding during the period.
Common stock equivalents are not considered because their effect is antidilutive.
Periods when we have net income	Basic net income per share
We calculate basic net income per share by dividing the net income attributable to the common stockholder by the weighted average number of common shares outstanding during the period.
Diluted net income per share
We calculate diluted net income per share by dividing net income attributable to the common stockholder by the weighted average number of common shares and common stock equivalents outstanding during the period. The potential dilution from stock awards is accounted for using the treasury stock method.

(u)   Concentration of Credit Risk and Significant Customers

        Concentrations of credit risk consist primarily of cash and accounts receivable. All cash is deposited into demand deposit accounts at financial institutions we believe to be creditworthy. We perform ongoing evaluations of our customers' financial condition and do not require any collateral to support receivables.

(v)   Recently Adopted Accounting Standards

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's ability to Continue as a Going Concern, which requires an entity to establish a going concern assessment process. ASU 2014-15 was effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our consolidated financial statements and related disclosures.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. ASU 2015-16 became effective for us on January 1, 2017. The adoption of this standard did not have a significant impact on our consolidated financial statements and related disclosures.

(w)  New Accounting Pronouncements Not Yet Adopted

        We are an emerging growth company ("EGC") as defined by the Jumpstart Our Business Startups Act ("JOBS Act"). The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition period. However, this election will not apply should we cease to be classified as an EGC.

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance regarding stock-based payment award changes that require modification accounting. ASU 2017-09 is effective for us beginning January 1, 2018. The standard requires prospective application for awards modified on or after the effective date. Early adoption is permitted. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the accounting for goodwill impairment by removing step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will be the amount by which a reporting unit's carrying amount, including goodwill, exceeds its fair value. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for us beginning January 1, 2022 (or January 1, 2020 should we cease to be classified as an EGC). The standard requires prospective application. Early adoption is permitted. We will apply this new accounting standard in future periods if we determine that the carrying amount of any reporting units including goodwill exceeds fair value of the reporting unit.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies when transactions should be accounted for as acquisitions (or disposals) of assets or business. ASU 2017-01 is effective for us beginning January 1, 2019. Early adoption is permitted for transactions not previously reported in issued financial statements. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flow (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amount shown on the statement of cash flows. ASU 2016-18 is effective for us beginning January 1, 2019. The effect that the ASU will have on our consolidated financial statements will be dependent upon the amount of restricted cash in future periods.

        In August 2016, the FASB issued ASU 2016-15, Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies classification for certain cash receipts and cash payments on the consolidated statement of cash flow. ASU 2016-15 is effective for us beginning January 1, 2019. The standard requires a retrospective transition method for each period presented. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements for Employee Share-Based Payment Accounting, which simplifies certain aspects of accounting for share-based payment transactions, including income tax consequences, statutory tax withholdings requirements, forfeitures, and classification in the statement of cash flows. ASU 2016-09 is effective for us beginning January 1, 2018. Early adoption is permitted. The standard requires the guidance related to forfeitures to be applied using a modified retrospective transition method and the guidance related to the

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

accounting for income taxes to be applied prospectively. We are in the process of evaluating our stock award plan and identifying differences in accounting between new and existing standards.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize the assets and liabilities that arise from all leases on the consolidated balance sheet. ASU 2016-02 is effective for us beginning January 1, 2020 (or January 1, 2019 should we cease to be classified as an EGC). Early adoption is permitted. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This new accounting standard also impacts the recognition of sales commissions. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of the guidance in ASU 2014-09 by one year. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which provides clarification on identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides clarification on assessing collectability, presentation of sales taxes, noncash considerations, and completed contracts and contract modifications at transition. In December 2016, the FASB issued ASU 2016-20, Technical Correction and Improvements to Topic 606, Revenue from Contracts with Customers, which amended several items of 2014-09. ASU 2014-09 is effective for us beginning January 1, 2019. Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We continue to evaluate the impact of the new standard and available adoption methods on our consolidated financial statements. We are in the process of evaluating arrangements with customers and identifying differences in accounting between new and existing standards.

(3) Accounts Receivable

        Accounts receivable on the consolidated balance sheets is reflected net of the allowance for doubtful accounts. The following table summarizes the activity in the allowance for doubtful accounts:

				For the Six Months Ended June 30,
	For the Year Ended December 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands)
Balance, beginning of period	$29	$23	$15	$15	$34
Additions	91	105	313	71	122
Write-offs	(97)	(113)	(294)	(66)	(126)

Balance, end of period	$23	$15	$34	$20	$30

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(4) Prepaid Expenses and Other Assets

        Prepaid expenses and other assets consist of the following:

	As of December 31,
			As of June 30, 2017 (unaudited)
	2015	2016
	(In thousands)
Prepaid marketing expenses	$151	$235	$415
Prepaid subscription expenses	611	939	1,084
Prepaid technology	65	250	—
Deferred financing costs	—	—	655
Security deposits	273	321	345
Other prepaid expenses	826	1,092	881

	1,926	2,837	3,380
Less long-term	(273)	(234)	(336)

Prepaid expenses and other current assets	$1,653	$2,603	$3,044

        Deferred financing costs represent direct, incremental costs associated with an anticipated initial public offering of our common stock. These costs are primarily professional fees including legal and accounting. Upon completion of an initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed. Security deposits consist of cash held as security deposits for facility leases which are long-term in nature. Prepaid technology consists of the use of internet protocol addresses.

(5) Property and Equipment

        Property and equipment consist of the following:

		As of December 31,
	Estimated Useful Life (in months)			As of June 30, 2017 (unaudited)
		2015	2016
		(In thousands)
Data center equipment	36 - 48	$16,515	$22,307	$31,125
Computer equipment and peripherals	36	—	2,595	3,023
Office furniture and equipment	36 - 60	1,723	2,780	3,159
Leasehold improvements	*	1,599	6,056	6,092

		19,837	33,738	43,399
Less accumulated depreciation		(9,424)	(14,548)	(18,475)

Property and equipment, net		$10,413	$19,190	$24,924

*
We depreciate leasehold improvements over the shorter of the asset's useful life or the life of the lease.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(5) Property and Equipment (Continued)

        Certain equipment was held under capital lease arrangements in the gross amount of $13.2 million, $22.0 million, and $29.3 million, respectively, as of December 31, 2015 and 2016 and June 30, 2017 (unaudited). This equipment is classified as data center and office equipment and depreciated using the straight-line method over the shorter of the useful life or the term of the lease agreement. The related accumulated depreciation for these assets was $5.7 million, $11.3 million, and $13.7 million, respectively, as of December 31, 2015 and 2016 and June 30, 2017 (unaudited).

        Depreciation expense, including depreciation of assets held under capital leases, was $2.9 million, $5.5 million, and $6.9 million, respectively, for the years ended December 31, 2014, 2015, and 2016 and $3.4 million and $4.5 million, respectively, for the six months ended June 30, 2016 and 2017 (unaudited).

(6) Business Combination

        On March 3, 2017, we acquired 100% of the outstanding common stock of JCKM, Inc. (or "Bizzy"). Bizzy is based in San Francisco, California and operates a subscription based email automation tool that focuses on customer segmentation and customization, which enhances our Marketing Campaigns Service.

        We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess purchase price allocated to goodwill. We retained a third-party valuation specialist to assist with estimating these values. The valuation of the identifiable assets acquired was based upon our estimates and assumptions. The preliminary estimated fair value of the assets acquired is subject to adjustment based on our final assessment of the fair values of the intangible assets, which is the most likely source for the change in the fair value assessment of the acquired assets upon finalization of the valuation process.

        The following tables summarize the consideration paid at the acquisition date and the purchase price allocation:

Consideration Paid
(in millions)
Cash	$2.7
79,547 shares of SendGrid common stock	0.4

$3.1

	Purchase Price Allocation	Estimated Useful Life (in months)
	(in millions)
Cash	$0.5	NA
Core technology	0.8	84
Customer relationships, non compete agreements, and other intangible assets	0.2	36 - 60
Goodwill	1.6	NA

	$3.1

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(6) Business Combination (Continued)

        We allocated the excess of purchase price over the fair value of the underlying assets acquired and liabilities assumed to goodwill. The goodwill principally represents the acquired assembled workforce and the value of synergies expected to be realized between SendGrid and Bizzy, neither of which qualify as a separate amortizable intangible asset. Goodwill is not amortized. The goodwill is not deductible for tax purposes.

        We entered into employment agreements with certain former Bizzy stockholders whereby additional aggregate consideration of $1.2 million in cash will be paid at various dates through March 2019 should the employees remain continuously employed. The fair value will be recorded as post-acquisition compensation expense in research and development expense ratably over the 24-month period beginning March 2017.

        During the six months ended June 30, 2017 (unaudited), we incurred outside legal fees of $0.2 million related to the Bizzy acquisition. These costs are included in general and administrative expense on the consolidated statements of operations. Bizzy's results of operations have been included in our financial statements for the period subsequent to the completion of the acquisition on March 3, 2017.

(7) Intangible Assets and Goodwill

        Substantially all of our intangible assets relate to the acquisition of Bizzy and consist of the following:

		As of December 31, 2015			As of December 31, 2016			As of June 30, 2017 (unaudited)
	Estimated Useful Life (in months)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
		(In thousands)
Core technology	84	$—	$—	$—	$—	$—	$—	$800	$(37)	$763
Customer relationships, non-compete agreements, and other	36 - 60	—	—	—	—	—	—	170	(13)	157
Software	36	99	(71)	28	99	(88)	11	297	(82)	215

		$99	$(71)	$28	$99	$(88)	$11	$1,267	$(132)	$1,135

        As of June 30, 2017 (unaudited), the weighted average remaining amortization period on our intangible assets was 70 months. The following table summarizes future amortization expense as of June 30, 2017 (unaudited):

	2017 (remaining 6 months)	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Amortization expense	$120	$235	$230	$167	$131	$252	$1,135

        We had no goodwill on our consolidated balance sheets as of December 31, 2015 or 2016. Our goodwill as of June 30, 2017 (unaudited) is associated with our acquisition of Bizzy.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(8) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consists of the following:

	As of December 31,
			As of June 30, 2017 (unaudited)
	2015	2016
	(In thousands)
Accounts payable	$1,033	$1,549	$1,782
Sales tax	—	1,114	1,472
Accrued vacation	817	1,304	1,643
Accrued bonus and commission	910	2,086	2,032
Accrued employee benefits	145	366	316
Accrued marketing expense	124	228	236
Other accrued liabilities	554	1,124	1,547

Accounts payable and accrued liabilities	$3,583	$7,771	$9,028

(9) Revolving Line of Credit

        In June 2013, we entered into a loan and security agreement, or LSA, with a bank providing us with a revolving line of credit, which was extended in May 2016 to $30.0 million. In May 2017, we amended the LSA to increase the maximum borrowing availability to $40.0 million and extend the maturity date to May 2018 (unaudited).

        Amounts available to draw under the LSA are calculated from a trailing three-month revenue base, which can differ from the maximum loan amount. Advances are subject to interest at the prime rate then in effect plus 0.50%, with a floor of 4.00% while our cash balance is greater than $8.0 million. While our cash balance is not greater than $8.0 million, advances are subject to interest at the prime rate then in effect plus 1.25%, with a floor of 4.75%. Principal is due at maturity.

        Borrowings are secured by substantially all of our assets. The LSA restricts our ability to pledge our intellectual property. The LSA contains certain affirmative and negative covenants, including, among other things, maintaining certain business performance levels and limitations on disposal of assets, certain fundamental business changes, incurrences of debt, incurrences of liens, payments of dividends, repurchases of stock, and engaging in affiliate transactions, in each case subject to certain exceptions. The LSA also contains certain events of default including, among other things, that during the existence of an event of default, interest on the obligations could be increased. We had $40.0 million available to draw and were in compliance with all financial covenants under the LSA as of June 30, 2017 (unaudited). No amounts were outstanding on the revolving line of credit as of June 30, 2017 or December 31, 2016 or 2015.

        We had no borrowing activity on the LSA during the years ended December 31, 2015 and 2016 or the six months ended June 30, 2017 (unaudited).

(10) Redeemable Convertible Preferred Stock

        In November 2016, the Board of Directors (the "Board") and stockholders amended our certificate of incorporation to authorize 2,400,000 shares of Series D Preferred Stock ("Series D Preferred"). We sold

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Redeemable Convertible Preferred Stock (Continued)

2,329,072 shares of Series D Preferred at a per share price of $14.14029 with total proceeds of $32.8 million, net of stock issuance costs of $0.1 million.

        As of December 31, 2016 and June 30, 2017, our Series A Preferred Stock ("Series A Preferred"), Series A-1 Preferred Stock ("Series A-1 Preferred"), Series B Preferred Stock ("Series B Preferred"), Series C Preferred Stock ("Series C Preferred"), and Series D Preferred (collectively, "Preferred Stock") had the following characteristics in accordance with our certificate of incorporation:

(a)   Conversion

  Optional Conversion

        Each share of Preferred Stock may, at the option of the holder, be converted at any time into the number of fully paid, nonassessable shares of our common stock ("Common Stock") determined by the applicable conversion rate (as described in detail below).

  Mandatory Conversion

        Each share of Preferred Stock is convertible into a certain number of fully paid and nonassessable shares of Common Stock at a conversion rate determined by dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion. The per share conversion price for each series of Preferred Stock was initially equal to that series' original issue price, but each series' conversion price is subject to certain anti-dilution and adjustment provisions. As of December 31, 2016, the original issue price for each series of Preferred Stock remains equal to that series' conversion price; therefore, the rate at which each share of Preferred Stock currently converts into Common Stock is one for one for all series of Preferred Stock. The following table details aggregate liquidation value and events that trigger mandatory conversion of each series of Preferred Stock into Common Stock, which conversion would occur at the then-applicable conversion rate for such series of Preferred Stock:

Series	Original Issue Price Per Share		Mandatory Conversion Trigger Events

Series A Preferred Series A-1 Preferred Series B Preferred Series C Preferred	$ $ $ $	0.22 0.66728 2.764 5.74	(1) At any time upon the affirmative election of the holders of a majority of the then outstanding shares of that specific series of preferred shares voting as a separate class or (2) upon the closing of a firmly underwritten public offering of Common Stock shares at a per share price not less than two times the original issue price of the Series C Preferred (as adjusted for stock splits, dividends and the like) and for a total offering of not less than $50 million (before deduction of underwriters commissions and expenses)

Series D Preferred		$14.14029	(1) At any time upon the affirmative election of the holders of a majority of the then outstanding shares of Series D Preferred voting as a separate class or (2) upon the closing of a firmly underwritten public offering of Common Stock shares

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Redeemable Convertible Preferred Stock (Continued)

(b)   Voting Rights

        On any matter presented to the stockholders, each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible as of the record date. Except as provided by law or the certificate of incorporation, holders of shares of Preferred Stock vote together with the holders of Common Stock as a single class.

        The affirmative vote or written consent of the holders of at least 60% of the outstanding shares of Preferred Stock, voting together on an as-converted to Common Stock basis, is required: (i) to amend, alter, or repeal any provision of our certificate of incorporation or bylaws; (ii) to increase or decrease the authorized number of shares of Common Stock or Preferred Stock; (iii) to authorize or designate any new class or series of stock or other securities convertible into equity securities ranking on a parity with or senior to the Preferred Stock in certain rights or any increase in the authorized or designated number of any such new class or series; (iv) to redeem, repurchase, pay, or declare dividends or other distributions with respect to Common Stock or Preferred Stock, other than in connection with equity incentive agreements with service providers and certain dividends that result in Preferred Stock conversion-price adjustments; (v) to enter into any agreement by the Company or its stockholders effecting a Deemed Liquidation Event (as defined in our certificate of incorporation); (vi) to voluntarily dissolve, liquidate, or wind up the affairs of the Company or voluntarily petition for bankruptcy or assignment for the benefit of creditors; (vii) to exclusively license, lease, sell, distribute, or otherwise dispose of intellectual property outside the ordinary course of business; (viii) to create, or acquire capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or to sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or to permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary; (ix) to create or authorize the creation of any debt security if the Company's aggregate indebtedness for borrowed money (excluding accrued interest) would exceed $100,000 (excluding ordinary course vendor and supplier financing and non-debt obligations under customer contracts and strategic relationships); or (x) to increase or decrease the authorized number of members of the Board. The affirmative vote or written consent of a majority of the outstanding shares of Series D Preferred is required to amend, alter, or repeal any provision of our certificate of incorporation or bylaws in a manner that adversely affects the rights, preferences, or privileges of the Series D Preferred.

        The following table summarizes voting rights associated with election of Board members. Holders of each series of Preferred Stock and the Common Stock vote exclusively and as a separate class. Board members elected by each class or series of capital stock designated in the table below may be removed without cause only by the holders of that class or series.

Class or Series	Number of Board Members
Series A-1 Preferred	1
Series B Preferred	1
Series D Preferred	1
Common	2

        The holders of Common Stock and Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect all remaining members of the Board.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Redeemable Convertible Preferred Stock (Continued)

(c)   Dividends

        If the Board declares a dividend, the holders of Preferred Stock are entitled to receive noncumulative dividends in preference to any dividends on Common Stock. Dividends are paid out of any assets legally available at the following rates, each as adjusted for any stock dividends, combinations, splits, recapitalizations, or the like:

Series	Noncumulative Dividend Rate Per Share
Series A Preferred	$0.0176
Series A-1 Preferred	$0.0534
Series B Preferred	$0.22112
Series C Preferred	$0.4592
Series D Preferred	$1.312232

        In the event dividends are paid on Common Stock, the Company shall pay an additional dividend equal to that paid on Common Stock on all outstanding shares of Preferred Stock on an as-converted to Common Stock basis. Through December 31, 2016, no dividends have been declared or paid on the Preferred Stock. Additionally, no dividends were declared or paid on the Preferred Stock through June 30, 2017 (unaudited).

(d)   Redemption Feature

        The holders of Preferred Stock do not have any right to demand redemption. However, in the event of a Deemed Liquidation Event, under certain circumstances and subject to certain requirements, the holders of Preferred Stock may demand redemption of shares of Preferred Stock out of assets legally available for distribution in an amount per share equal to the original issue price applicable to such Preferred Stock.

        We have not accreted our Preferred Stock to liquidation value, as a deemed liquidation event is not considered probable until it occurs.

(e)   Liquidation Preferences

        In the event of any liquidation, dissolution, winding up of the Company, or Deemed Liquidation Event either voluntary or involuntary, the holders of outstanding shares of Preferred Stock shall be entitled to receive, prior to and in preference to any payment made to holders of Common Stock, the greater of (1) an amount equal to the original issue price applicable to such share of Preferred Stock, plus any declared and unpaid dividends thereon or (2) an amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

        If upon any such liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event, the Company's assets available for distribution are insufficient to pay the Preferred stockholders the full amount to which they are entitled, they share ratably in any distribution of assets in proportion to the respective amounts that would otherwise be payable in full.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(11) Common Stock

(a)   Stock Option Plan

        In 2012, we created the 2012 Equity Incentive Plan (the Plan), which is the successor to and continuation of our Amended and Restated 2009 Equity Incentive Plan. In 2016, pursuant to Board and stockholder authorization, we increased the number of shares issuable under the Plan to 15,593,718 from 12,793,718. Of these shares, 2,575,617 were available for grant as of December 31, 2016, and 1,594,046 shares were available for grant as of June 30, 2017 (unaudited). Under the Plan, stock options may be granted at an exercise price not less than 100% of the fair value of common stock on the date of grant, as determined by the Board.

        Granted options generally vest over four years under one of the following vesting schedules:

  •
  25% vesting on the first-year anniversary and the remaining 75% vesting in equal monthly installments thereafter

  •
  1/12th vesting monthly beginning on the three-year anniversary

        Options expire no more than 10 years from the date of grant. We recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

        The following tables summarize our stock option activity:

	Year Ended December 31, 2016
	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at beginning of period	8,158,243	$1.73	$0.81
Granted	1,873,222	$3.89	$1.72
Exercised	(157,237)	$1.14	$0.58		$441
Forfeited	(538,830)	$2.07	$0.96

Options outstanding at end of period	9,335,398	$2.15	$0.99	8.0	$21,663

Options vested and exercisable as of end of period	4,399,724	$1.48	$0.71	7.1	$13,158

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(11) Common Stock (Continued)

	Six Months Ended June 30, 2017
	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
			(unaudited)
Options outstanding at beginning of period	9,335,398	$2.15	$0.99
Granted	1,168,409	$5.74	$2.87
Exercised	(264,873)	$1.00	$0.52		$994
Forfeited	(181,838)	$3.24	$1.51

Options outstanding at end of period	10,057,096	$2.58	$1.21	7.8	$49,819

Options vested and exercisable as of end of period	5,021,321	$1.63	$0.77	6.8	$29,651

        During the years ended December 31, 2014 and 2015, the weighted average grant date fair value of options granted was $0.83 and $1.02, respectively.

        During the years ended December 31, 2014 and 2015, the aggregate intrinsic value of options exercised was $0.2 million and $3.8 million, respectively.

        The following tables summarizes the total fair value of options that vested during each period:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016 (unaudited)	2017 (unaudited)
	(in thousands)
Fair value of shares vested	$501	$1,231	$1,787	$844	$903

        The following tables summarizes information about stock options outstanding and exercisable:

	As of December 31, 2016
				Options Exercisable
	Options Outstanding
					Weighted Average Remaining Contractual Life (in years)
	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable		Weighted Average Exercise Price
$0.01 - $1.00	1,370,382	5.4	$0.64	1,336,287
$1.10 - $1.50	1,219,429	7.1	$1.33	868,456
$1.51 - $2.00	1,853,106	7.8	$1.83	1,113,305
$2.01 - $2.50	3,077,724	8.6	$2.31	1,072,960
$2.51 - $3.00	432,258	9.3	$2.79	8,349
$4.01 - $4.24	1,382,499	9.7	$4.24	367

	9,335,398	8.0	$2.15	4,399,724	7.1	$1.48

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(11) Common Stock (Continued)

	As of June 30, 2017 (unaudited)
				Options Exercisable
	Options Outstanding
					Weighted Average Remaining Contractual Life (in years)
	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable		Weighted Average Exercise Price
$0.01 - $1.00	1,227,743	4.9	$0.64	1,227,743
$1.10 - $1.50	1,103,404	6.6	$1.33	910,679
$1.51 - $2.00	1,833,013	7.3	$1.83	1,306,616
$2.01 - $2.50	2,999,278	8.1	$2.31	1,407,179
$2.51 - $3.00	419,478	8.8	$2.79	119,684
$4.01 - $7.58	2,474,180	9.5	$4.93	49,420

	10,057,096	7.8	$2.58	5,021,321	6.8	$1.63

        In 2014, we granted 617,455 restricted stock units ("RSUs") at a value of $1.83 per share, which vest based on certain conditions including completion of a change in control, six months after an initial public offering of the Company's common stock, and continuous service over a period of 48 months. If there is a separation of service prior to a change in control, the vesting will accelerate as to the number of shares that would have vested had the employee been in continuous service for an additional six months after the date of separation and any remaining restricted shares will be forfeited. Upon a change in control or initial public offering, we will recognize compensation cost of $0.8 million related to the RSUs over the remaining service period (if any).

        For all periods presented, we computed the fair value of all options and restricted stock units granted using the Black-Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including the fair value of our common stock, risk-free interest rates, volatility, expected dividend yield, and expected option life. The use of different assumptions could cause significant adjustments to the valuation. Given the absence of a public trading market, the Board considered an independent third-party valuation of our common stock and whether any new material information after the date of such valuation had materially affected the fair value of our common stock. We estimated a volatility factor utilizing an average of the stock volatility of peer companies and estimated forfeiture rates based on historical experience and future expectations. Given our limited history, we applied the simplified method (the average of the period from vesting to expiration) to determine the expected option life. The risk-free interest rate is based on the U.S. Treasury yield for treasury securities with maturities that align closely with the timing of the average remaining expected life

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(11) Common Stock (Continued)

of our option grants. The following table summarizes the assumptions used and the resulting weighted average grant date fair value of the options granted:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Fair value of common stock	$1.40 - $1.99	$2.07 - $2.41	$2.74 - $4.19	$2.74	$4.47 - $7.53
Risk-free interest rate	1.8% - 2.2%	1.5% - 2.0%	1.2% - 1.6%	1.3% - 1.6%	1.8% - 2.1%
Expected life	6.1 years	6.0 years	6.1 years	6.1 years	6.0 years
Expected dividend yield	—	—	—	—	—
Expected volatility	45.0% - 55.7%	44.8% - 48.2%	45.2% - 46.6%	45.2% - 46.4%	50.5% - 54.0%
Weighted average grant date fair value of the options granted	$0.83	$1.02	$1.72	$1.22	$2.87

        Stock options are granted at an exercise price not less than 100% of fair value on the date of grant. We record stock-based compensation expense net of estimated forfeitures, which are based on historical experience and future expectations. Stock-based compensation is allocated to the same expense categories as the base compensation for such employees. We recognized the following stock-based compensation expense for options and RSUs:

				For the Six Months Ended June 30,
	For the Year Ended December 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(In thousands)
Cost of revenue	$103	$97	$131	$62	$151
Research and development	157	379	552	257	362
Selling and marketing	125	193	402	160	315
General and administrative	309	706	814	400	553

Stock-based compensation	$694	$1,375	$1,899	$879	$1,381

        The following table summarizes our unrecognized compensation cost (next of expected forfeitures):

	As of
	December 31, 2016	June 30, 2017 (unaudited)
Unrecognized compensation cost (in thousands)	$4,678	$6,157
Expected annual forfeiture rate	13.3%	12.4%
Weighted average remaining vesting period	2.7 years	2.7 years

(b)   Common Stock

        In 2016, the Board authorized the amendment of our certificate of incorporation to increase the number of authorized shares of common stock to 50,000,000 from the prior level of 39,714,328. There was no change in the stated par value of the stock as a result of this transaction.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(12) Redeemable Preferred Stock Warrant Liability

        The following table summarizes information about the warrants to purchase redeemable convertible preferred stock outstanding as of all periods presented on the consolidated balance sheets:

Number of warrants outstanding	54,269
Exercise price	$2.76
Expiration	June 2023

        Warrants are reported on the consolidated balance sheet as liabilities at their estimated fair value. Adjustments to the fair value are reflected in "adjustments to redeemable preferred stock warrant liability" on the consolidated statements of operations. The following table summarizes our redeemable preferred stock warrant liability and the associated adjustments to fair value:

Redeemable Preferred Stock Warrant Liability
Level 3 Measurement
(in thousands)
Balance as of December 31, 2014	$96
Fair value adjustment	19

Balance as of December 31, 2015	115
Fair value adjustment	86

Balance as of December 31, 2016	201
Fair value adjustment	518

Balance as of June 30, 2017 (unaudited)	$719

        We issued a warrant to acquire up to 26,132 shares of our Series C preferred stock to a bank in connection with a loan and security agreement. This warrant was exercisable only upon the event we drew more than $10 million on the line of credit. Pursuant to ASC paragraph 505-50-30-S99-1, if we receive a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments are treated as unissued for accounting purposes until the future services are received. Consequently, there was no recognition of this warrant at the measurement date. The warrant was cancelled in May 2017.

        There is not an active market for our common stock, redeemable convertible preferred stock, or warrants. As a result, we determine the fair value of our warrants at each balance sheet date using a three-step process.

        First, we obtain an estimated enterprise value of the Company and value per common share using a combination of valuation methodologies with varying weighting applied to each methodology. Each methodology requires input from management and consideration of the following factors:

  •
  contemporaneous valuations performed by an unrelated third-party valuation firm;

  •
  the prices, rights, preferences, and privileges of our then outstanding preferred stock relative to our common stock;

  •
  pricing and timing of transactions in our equity;

  •
  the lack of marketability of our common stock, preferred stock, and warrants

  •
  our actual operating and financial performance;

  •
  current business conditions and projections;

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(12) Redeemable Preferred Stock Warrant Liability (Continued)

  •
  the market performance of comparable publicly traded companies;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, merger, or acquisition of our business given prevailing market conditions; and

  •
  U.S. and global capital market conditions.

        Second, we use the common share value as a proxy for determining the value of both our redeemable convertible preferred stock and the associated warrants.

        Third, we apply a discount for lack of marketability to account for a lack of access to an active public market.

        The primary valuation methodology used in the June 30, 2017 analysis (unaudited) was the Probability Weighted Expected Return Method ("PWERM") under which the value of our common stock was estimated based upon an analysis of values for the Company assuming an IPO as the most probable future exit event.

        We also utilized the Black-Scholes option pricing model. This model uses certain assumptions, including volatility, risk-free rates and the fair value of preferred stock underlying the warrant. We estimated volatility utilizing an average of the stock volatility of peer companies. The risk-free interest rates are based on U.S. Treasury yields for treasury securities of similar maturity. The following table summarizes the underlying assumptions used in the Black-Scholes model:

	For the Year Ended December, 31,			For the Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(unaudited)
Risk-free interest rate	0.9%	1.1%	0.7%	0.6%	1.60%
Expected life	Remaining contractual term	Remaining contractual term	Remaining contractual term	Remaining contractual term	Remaining contractual term
Expected dividend yield	—	—	—	—	—
Expected volatility	64.3%	63.1%	63.2%	53.9%	52.5%

        All factors and methodologies involve our best estimates and assumptions. A minor change in one or more estimates or assumption could have a material impact on the resulting fair value estimate. Specifically, in PWERM methodology, completion of an initial public offering within a shorter timeframe results in a higher enterprise value while a longer timeframe results in a lower enterprise value.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(13) Net Loss Per Share Attributed to Common Stockholders

        The following table summarizes our net loss per share:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands, except per share amounts)
Net loss	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)
Weighted average common shares outstanding	5,194	7,091	7,521	7,476	7,896

Net loss per share attributable to common stockholders	$(2.50)	$(0.83)	$(0.52)	$(0.47)	$(0.40)

        For all periods presented, the rate at which each share of preferred stock converts into common stock is one for one for all series of preferred stock. Additionally, the rate at which each redeemable preferred stock warrant converts into a common stock warrant is one for one.

        The following common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands)
Convertible preferred stock, series A	3,227	3,227	3,227	3,227	3,227
Convertible preferred stock, series A-1	7,531	7,531	7,531	7,531	7,531
Convertible preferred stock, series B	7,838	7,838	7,838	7,838	7,838
Convertible preferred stock, series C	3,610	3,610	3,610	3,610	3,610
Convertible preferred stock, series D	—	—	2,329	—	2,329
Stock options	7,873	8,158	9,335	8,342	10,057
Restricted stock units	617	617	617	617	617
Redeemable preferred stock warrants	54	54	54	54	54

	30,750	31,035	34,541	31,219	35,263

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(13) Net Loss Per Share Attributed to Common Stockholders (Continued)

        The following unaudited pro forma net loss per share has been computed to give effect to the conversion of our redeemable convertible preferred stock and redeemable preferred stock warrant liability into common stock.

	For the Year Ended December 31, 2016	For the Six Months Ended June 30, 2017
	(in thousands, except per share amounts)
Net loss	$(3,908)	$(3,134)
Add: adjustment to redeemable preferred stock warrant liability	86	518

Pro forma net loss	$(3,822)	$(2,616)

Weighted average common shares outstanding	7,521	7,896
Weighted average conversion of redeemable convertible preferred stock	22,400	24,535

Pro forma weighted average shares outstanding	29,921	32,431

Pro forma net loss per share (unaudited)	$(0.13)	$(0.08)

(14) Segment and Geographic Information

        Our Chief Executive Officer and Chief Financial Officer / Chief Operating Officer are the chief operating decision makers. They regularly review financial information presented on a consolidated basis for the purposes of allocating resources and evaluating performance. Accordingly, we determined that we currently operate in one reportable business segment.

        Substantially all of our assets are located in the United States. We consider all revenue derived from customers with a U.S. billing address as U.S. revenue. All other revenue is considered international revenue.

        The following table summarizes revenue by geographic area:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands)
United States	$26,710	$36,754	$50,361	$22,822	$32,559
International	16,066	21,722	29,568	13,335	19,284

	$42,776	$58,476	$79,929	$36,157	$51,843

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(15) Income Taxes

        The following table presents domestic and foreign components of loss before income taxes:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands)
United States	$(12,960)	$(5,868)	$(3,918)	$(3,486)	$(3,148)
International	—	14	10	5	14

Total net loss before provision for income taxes	$(12,960)	$(5,854)	$(3,908)	$(3,481)	$(3,134)

        For all periods presented, we recorded no expense for either current or deferred taxes in any jurisdiction.

        The following table presents a reconciliation of the statutory federal tax rate and our effective tax rate:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
Tax benefit at federal statutory rate	34%	34%	34%	34%	34%
State tax, net of federal benefit	5%	4%	4%	4%	4%
Stock-based compensation	(2)%	(6)%	(6)%	(1)%	(12)%
Rate Change and Rate Differences	(1)%	(4)%	(1)%	0%	0%
Change in valuation allowance	(34)%	(24)%	(25)%	(33)%	(14)%
Deferred financing costs	0%	0%	0%	0%	(4)%
Other	(2)%	(4)%	(6)%	(4)%	(8)%

Effective tax rate	0%	0%	0%	0%	0%

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(15) Income Taxes (Continued)

        The following table presents the significant components of our deferred tax assets and liabilities:

	As of December 31,		As of June 30, 2017 (unaudited)
	2015	2016
	(in thousands)
Deferred tax assets:
Net operating loss carry forwards	$11,915	$12,863	$14,554
Accrued and prepaid expenses	513	862	1,324
Deferred Rent	321	1,570	1,841
Stock-based compensation	75	690	823
Miscellaneous	25	42	72
Property and equipment	127	—	—

Gross deferred tax assets	12,976	16,027	18,614
Valuation allowance	(12,976)	(13,951)	(14,654)

Net deferred tax assets	—	2,076	3,960
Deferred tax liabilities:
Property and equipment	—	(2,076)	(3,960)

Net deferred tax assets	$—	$—	$—

        For federal income tax purposes, we have net operating loss ("NOL") carryforwards of approximately $31.3 million, $33.9 million, and $38.3 million, respectively, as of December 31, 2015 and 2016 and June 30, 2017 (unaudited), which will begin to expire in 2029.

        A limitation may apply to the use of the net operating loss and credit carryforwards, under section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), and similar state tax provisions that are applicable if the Company experiences an "ownership change." An ownership change may occur, for example, as a result of issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

        As of December 31, 2016 and June 30, 2017 (unaudited), we had not performed a Section 382 limitation study. Depending on the outcome of such a study, the gross amount of net operating losses recognizable in future tax periods could be limited. A limitation in the carryforwards would decrease the carrying amount of the gross amount of the net operating loss carryforwards, with a corresponding decrease in the valuation allowance recorded against these gross deferred tax assets.

        Accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our net deferred tax assets. We primarily considered such factors as our history of operating losses, the nature of our deferred tax assets, and the timing, likelihood, and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, we do not believe that it is more likely than not that the net deferred tax assets will be realized, accordingly, a full valuation allowance has been established. The valuation allowance increased by approximately $1.4 million, $1.0 million, respectively, during the years ended December 31, 2015 and 2016 and $0.7 million during the six months ended June 30, 2017 (unaudited).

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(15) Income Taxes (Continued)

        We attribute net revenue, costs and expenses to domestic and foreign components based on the terms of our agreements with its subsidiaries. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries, as such earnings are to be reinvested offshore indefinitely. The income tax liability would be insignificant if these earnings were to be repatriated. We have not incurred any material tax interest or penalties with respect to income taxes in the years ended December 31, 2014, 2015 and 2016 or the six months ended June 30, 2016 and 2017 (unaudited).

        Within 12 months of December 31, 2016 and June 30, 2017 (unaudited), we do not anticipate any significant change in uncertain tax positions, which are currently zero.

        We file U.S. federal income tax returns as well as income tax returns in many U.S. states and the United Kingdom. The tax years 2012 to 2015 remain open to examination by the major jurisdictions in which we are subject to tax.

(16) Commitments and Contingencies

(a)   Leases

        We have several operating leases for office space in Denver, Colorado, Orange, California, and Redwood City, California. As of December 31, 2016 and June 30, 2017 (unaudited), these lease agreements expired at various dates through 2024 and 2028, respectively.

        The rent reflected in each lease, net of tenant improvement allowance, is recorded on a straight-line basis over the life of the lease. Tenant improvements are recorded to property and equipment, and the allowance is recorded as deferred rent on the consolidated balance sheets. We record the difference between the rent paid and the straight-line rent expense as deferred rent.

        In March and July 2016, we entered into lease agreements for a new office in Denver and received a tenant improvement allowance of approximately $6.4 million.

        In March 2017, we entered into a lease agreement for a new office in Redwood City and received a tenant improvement allowance of approximately $0.9 million. This lease expires in 2028, and the total lease commitment is $17.5 million. In May 2017, we entered into a lease agreement for a new office in Irvine, California. This lease expires in 2028, and the total lease commitment is $7.4 million.

        Total rent expense was $1.5 million, $1.7 million, and $2.4 million, respectively, for the years ended December 31, 2014, 2015, and 2016 and $1.0 million and $1.1 million, respectively, for the six months ended June 30, 2016 and 2017 (unaudited). Rent expense is allocated to departments to the extent the space is occupied by the department.

        General and administrative expense includes costs related to facility closure and relocation of $0.4 million for the year ended December 31, 2016, and $0.1 million and $1.0 million, respectively, for the six months ended June 20, 2016 and 2017 (unaudited). There were no such costs during the years ended December 31, 2014 and 2015.

        As of December 31, 2016, and June 30, 2017 (unaudited) we had a $1.2 million unused standby letter of credit, which serves as a security deposit for the Denver lease. As of June 30, 2017 (unaudited), we had an additional $1.4 million unused standby letter of credit for our new Redwood City lease, which has a commencement date of September 1, 2017.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(16) Commitments and Contingencies (Continued)

        The following tables summarize our future minimum lease payments for operating and capital lease agreements and purchase commitments:

	As of
Operating Leases	December 31, 2016	June 30, 2017 (unaudited)
	(in thousands)
Calendar year of payment:
2017	$1,255	$1,179
2018	2,729	4,537
2019	2,780	5,259
2020	2,433	4,986
2021	2,456	5,086
Thereafter	5,935	21,028

	$17,588	$42,075

	As of
Capital Leases	December 31, 2016	June 30, 2017 (unaudited)
	(in thousands)
Calendar year of payment:
2017	$5,120	$3,162
2018	2,812	4,848
2019	1,837	3,960
2020	1,033	3,112
2021	5	632
Thereafter	—	—

Total minimum lease payments	10,807	15,714
Less amount representing interest	(157)	(68)

Present value of net minimum capital lease payments	$10,650	$15,646

	As of
Purchase and Other Obligations	December 31, 2016	June 30, 2017 (unaudited)
	(in thousands)
Calendar year of payment:
2017	$1,986	$1,470
2018	1,318	3,103
2019	311	3,988
2020	—	5,680
2021	—	9,017
Thereafter	—	4,625

	$3,615	$27,883

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(16) Commitments and Contingencies (Continued)

        In June 2017, we entered into an agreement with Amazon Web Services for cloud infrastructure services. The agreement expires in 2022, and the total commitment is $24.4 million. The purchase order and other obligations table above includes these amounts.

        The commitment amounts in the tables above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The tables do not include obligations under agreements that we can cancel without a significant penalty.

(b)   Sales and Use Tax

        We conduct operations in many tax jurisdictions throughout the United States. In many of these jurisdictions, non-income-based taxes, such as sales and use taxes are assessed on our operations. Historically, we have not billed or collected these taxes. We record a provision for such tax exposure when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. The liability is recorded in "accounts payable and accrued liabilities" and "other long-term liabilities" on the consolidated balance sheets. The table below summarizes the sales tax, interest, and penalty recorded:

				For the Six Months Ended June 30,
	For the Year Ended December, 31,
				2016 (unaudited)	2017 (unaudited)
	2014	2015	2016
	(in thousands)
Sales tax provision	$213	$299	$437	$183	$297
Interest	7	15	24	11	18
Penalties	24	36	59	23	43

	$244	$350	$520	$217	$358

        These estimates include several key assumptions including, but not limited to, the taxability of our services, the jurisdictions in which we believe we have nexus, and the sourcing of revenues to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, the actual exposure could differ materially from the current estimates.

(c)   Legal Proceedings

        In the normal course of business, we may, from time to time, be subject to pending and threatened legal actions and proceedings. These actions and occurrences are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(d)   Indemnification

        Our arrangements with customers generally include an indemnification provision that we will indemnify and defend a customer in actions brought against the customer that claim our services infringe upon a valid patent, copyright, or trademark. Historically, we have not incurred any costs related to indemnification claims and do not expect to incur costs for services that have been provided. Accordingly, we do not maintain a reserve for such exposure.

SENDGRID, INC.

Notes to Consolidated Financial Statements (Continued)

(17) Expense Associated with Defined Contribution Benefit Plans

        We sponsor a defined contribution plan ("the 401(k) Plan), which permits participants to make contributions through salary deductions pursuant to section 401(k) of the Internal Revenue Code. All full-time employees who are at least 21 years of age are generally eligible to participate. Participating employees can contribute up to the maximum annual amount allowed under the Internal Revenue Code, and can elect that a portion or all of the deferral contributions are Roth contributions that are includable in the participants' gross income at the time deferred. The combined elective deferrals between traditional pre-tax and designated Roth contributions cannot exceed the maximum annual amount allowed under the Internal Revenue Code.

        Unless an eligible employee affirmatively elects otherwise, compensation will be reduced by 4%, and we will make pre-tax deferral contributions in such amount on the employee's behalf. The 401(k) Plan provides for us, at our discretion, to make pretax matching contributions based on a percentage of each participant's compensation, as determined annually by management.

        We incurred expenses associated with matching contributions of $0.8 million, $1.0 million, $1.3 million, respectively, for the years ended December 31, 2014, 2015, and 2016 and $0.6 million and $0.8 million, respectively, for the six months ended June 30, 2016 and 2017 (unaudited).

(18) Subsequent Event

        In July 2017, our Board of Directors increased the number of authorized common shares to 51,350,000. Additionally, in August 2017, the Board reserved 466,571 common shares to fund and support SendGrid.org.

        We evaluated subsequent events through August 18, 2017, which is the date the financial statements were issued. Aside from the item noted above, there were no material subsequent events requiring disclosure.

SendGrid's 4H Values

Honest

We are transparent, sharing information and feedback freely. We act with integrity, are honest with ourselves, and use data to provide insights.

Happy

We love what we do. It shows in the positive and constructive attitude we bring to everything we do. We know how to have a good time; life is more than work.

Humble

We exemplify a customer-first mindset across everything we do, always learning from our colleagues, partners, and customers. We are one team, focused on the "we" rather than the "I."

Hungry

We have high expectations, and expect high performance of ourselves and of our teams. We constantly look to innovate and improve. We play to win and keep raising the bar to deliver results.

SendGrid

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the New York Stock Exchange initial listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee		*
Exchange listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation to be in effect immediately after the closing of this offering allows for our indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect immediately after the closing of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

        We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, officer, employee or agent of SendGrid, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of SendGrid. At present, there is no pending litigation or proceeding involving a director or executive officer of SendGrid regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

        We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such. The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        Since January 1, 2014, we have made sales of the following unregistered securities:

  (1)
  Between January 1, 2014, and July 31, 2017, we granted stock options under our 2012 Equity Incentive Plan to purchase an aggregate of 11,619,781 shares of our common stock at exercise prices ranging between $1.40 and $12.00 per share to a total of 558 employees, directors and consultants.

  (2)
  Between January 1, 2014, and July 31, 2017, we issued and sold to our employees, directors and consultants an aggregate of 2,844,580 shares of our common stock upon the exercise of options for aggregate proceeds of approximately $1,359,990.

  (3)
  On October 20, 2014, we issued RSUs for 617,455 shares of our common stock.

  (4)
  On November 21, 2014, we issued an aggregate of 3,610,273 shares of our Series C convertible preferred stock to 11 accredited investors at a per share price of $5.74, for aggregate consideration of approximately $20,722,967.

  (5)
  On April 28, 2015, we issued a warrant exercisable for up to an aggregate of 26,132 shares of our Series C convertible preferred stock at an exercise price of $5.74 per share as partial consideration for lender services under a loan and security agreement, as amended. This warrant was cancelled in May 2017 and at no time was exercisable.

  (6)
  On November 17, 2016, we issued an aggregate of 2,329,072 shares of our Series D convertible preferred stock to seven accredited investors at a per share price of $14.14029, for aggregate consideration of approximately $32,933,754.

        Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of the transactions described in paragraphs (2), (4), (5), and (6) above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT

Number		Description of Document
1.1	†	Form of Underwriting Agreement.

3.1	#	Seventh Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	#	Amendment to Seventh Amended and Restated Certificate of Incorporation, as currently in effect.

3.3	†	Second Amendment to Seventh Amended and Restated Certificate of Incorporation, as current in effect.

3.4	†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.5	#	Amended and Restated Bylaws, as currently in effect.

3.6	†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	#	Reference is made to exhibits 3.1 through 3.5.

4.2	†	Specimen stock certificate evidencing shares of Common Stock.

4.3	#	Amended and Restated Registration Rights Agreement, dated as of November 17, 2016, by and among the Registrant and certain of its stockholders.

4.4	#	Second Amended and Restated Warrant to Purchase Stock to purchase shares of Series B convertible preferred stock issued to PacWest Bancorp, dated as of May 8, 2017.

5.1	†	Opinion of Cooley LLP as to legality.

10.1	+#	2009 Equity Incentive Plan, as amended to date.

10.1.1	+#	Form of Stock Option Agreement under 2009 Equity Incentive Plan.

10.2	+#	2012 Equity Incentive Plan, as amended to date.

10.2.1	+#	Form of Incentive Stock Option or Nonstatutory Stock Option Agreement under 2012 Equity Incentive Plan.

10.2.2	+#	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2012 Equity Incentive Plan.

10.3	+†	Form of 2017 Equity Incentive Plan.

10.3.1	+†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan.

10.3.2	+†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2017 Equity Incentive Plan.

10.4	+†	Form of 2017 Employee Stock Purchase Plan.

10.5	+†	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.6	+†	Non-Employee Director Compensation Policy to be in effect upon completion of this offering.

10.7	+#	2016 VP Bonus Plan.

10.8	+	2017 Senior Executive Cash Inventive Bonus Plan.

10.9	#	Lease Agreement by and among the Registrant, BOP 1801 California Street LLC, and BOP 1801 California Street II, LLC, dated as of March 25, 2016.

Number		Description of Document
10.9.1	#	First Amendment of Lease by and among the Registrant, BOP 1801 California Street LLC, and BOP 1801 California Street II LLC dated July 25, 2016.

10.9.2	#	Letter Agreement between BOP 1801 California Street LLC and Registrant dated April 4, 2017.

10.10	#	Loan and Security Agreement by and between the Registrant and Square 1 Bank, dated as of June 27, 2013.

10.10.1	#	First Amendment to Loan and Security Agreement by and between the Registrant and Square 1 Bank, dated as of April 28, 2014.

10.10.2	#	Second Amendment to Loan and Security Agreement by and between the Registrant and Square 1 Bank, dated as of December 1, 2014.

10.10.3	#	Third Amendment to Loan and Security Agreement by and between the Registrant and Square 1 Bank, dated as of April 28, 2015.

10.10.4	#	Fourth Amendment to Loan and Security Agreement by and between the Registrant and Square 1 Bank, dated as of May 27, 2015.

10.10.5	#	Fifth Amendment to Loan and Security Agreement by and between the Registrant and Pacific Western Bank (as successor in interest by merger to Square 1 Bank), dated as of May 4, 2016.

10.10.6	#	Sixth Amendment to Loan and Security Agreement by and between the Registrant and Pacific Western Bank, dated May 8, 2017.

10.11.1	+#	Offer Letter by and between the Registrant and Sameer Dholakia, dated August 28, 2014.

10.11.2	+#	Offer Letter by and between the Registrant and Yancey Spruill, dated April 17, 2015.

10.11.3	+#	Offer Letter by and between the Registrant and Scott Heimes, dated October 2, 2015.

10.11.4	+#	Offer Letter by and between the Registrant and Leandra Fishman, dated July 18, 2016.

10.11.5	+#	Offer Letter by and between the Registrant and Pattie Money, dated August 28, 2016.

10.11.6	+#	Offer Letter by and between the Registrant and Stephen Sloan, dated September 23, 2015.

10.11.7	+#	Offer Letter by and between the Registrant and Michael Tognetti, dated August 8, 2011.

10.11.8	+#	Offer Letter by and between the Registrant and Craig Kaes, dated February 18, 2015.

21.1	#	Subsidiaries of the Registrant.

23.1	†	Consent of KPMG US LLP, independent registered public accounting firm.

23.2	†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included in signature pages).

99.1		Consent of Egg Strategy.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

#
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the            day of                    , 2017.

SENDGRID, INC.
By:
Sameer Dholakia President and Chief Executive Officer

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sameer Dholakia, Yancey Spruill and Michael Tognetti, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Sameer Dholakia	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Yancey Spruill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017
Byron B. Deeter	Director	, 2017
Warren Adelman	Director	, 2017

Signature	Title	Date

Ajay Agarwal	Director	, 2017
Fred Ball	Director	, 2017
Ryan McIntyre	Director	, 2017
Hilary Schneider	Director	, 2017
Sri Viswanath	Director	, 2017